PROSPECTUS

Filed Pursuant to Rule 424(b)(3) Registration No. 333-143707

COMMON STOCK

597,000 SHARES

We are the parent holding company of Mission Community Bank, San Luis Obispo, California. Our common stock is traded on the OTC Bulletin Board under the symbol “MISS.”

We are offering up to 597,000 shares of common stock for sale on a best efforts basis. We must sell a minimum of 166,667 shares in order to close the offering. The offering is expected to terminate on November 15, 2007. We may extend this expiration date without notice to you until February 15, 2008. The minimum amount you may purchase is 500 shares. Once submitted, orders are irrevocable unless the offering is terminated. Funds received during the offering will be held in an impound account at Pacific Coast Bankers’ Bank. If we terminate the offering the impound agent will promptly return your funds, without penalty, and with any interest earned.

Seapower Carpenter Capital, Inc., dba Carpenter & Company, will assist us in selling our shares of common stock on a best efforts basis and is not required to purchase any shares of the common stock that are being offered for sale. Purchasers will not pay a commission to purchase shares of common stock in the offering.

	Per Share	Minimum of Offering		Maximum Offering
Public offering price	$18.00	$3,000,006		$10,746,000
Estimated commissions(1)	$0.90	$150,000	(2)	$537,300	(2)
Proceeds to Mission Community Bancorp before offering expenses	$17.10	$2,850,006		$10,208,700

(1)          We are offering our shares of common stock to the public on a “best efforts” basis. We have engaged Carpenter & Company to place shares in the offering. Carpenter & Company will be paid (i) a sales and placement fee equal to 2% of the aggregate gross proceeds of sales made to banking institutions or their affiliates identified by Mission Community Bancorp, (ii) a sales and placement fee equal to 5.0% of the aggregate gross proceeds of all other sales of shares (resulting in a maximum fee of $537,300 if no shares are sold to banking institutions or their affiliates identified by the Mission Community Bancorp), and (iii) a maximum of $10,000 in reimbursable expenses. See “The Offering and Plan of Distribution—The Selling Agent” for a description of the commissions and other fees to be paid by Mission Community Bancorp in connection with this offering.

(2)          Assumes that no shares are sold to banking institutions or their affiliates identified by Mission Community Bancorp.

This investment involves a high degree of risk, including a possible loss of your investment.

Please read “Risk Factors” beginning on page 8.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Reserve Board, the Federal Deposit Insurance Corporation, the California Department of Financial Institutions or any other governmental agency. None of the Securities and Exchange Commission, the Federal Reserve Board or any state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 13, 2007

SUMMARY

The following summary highlights material information from this document and may not contain all the information that is important to you.  You should read this entire document carefully, including the section entitled “Risk Factors,” before making a decision to invest in our common stock.

In this prospectus, unless the context requires otherwise, “Mission Community Bancorp,” “we,” “us,” or “our” means Mission Community Bancorp, a California corporation.

Mission Community Bancorp

Mission Community Bancorp is a California corporation which serves as the bank holding company for Mission Community Bank.  Our principal activity is the ownership of all of the outstanding common stock of Mission Community Bank and any other subsidiaries we may acquire or establish.  Our only other direct subsidiary is Mission Community Capital Trust I, which was formed in October 2003 solely to facilitate the issuance of capital trust pass-through securities.

Our principal source of income is dividends from Mission Community Bank, although supplemental sources of income may be explored in the future.  Our expenditures, including (but not limited to) the payment of dividends to shareholders, if and when declared by the Board of Directors, the cost of servicing debt, legal fees, audit fees and shareholders costs will generally be paid from dividends paid to us by Mission Community Bank.

As of March 31, 2007 we had approximately $154.5 million in consolidated assets and $12.3 million in shareholders’ equity.  Our liabilities include $3.1 million in debt obligations due to Mission Community Capital Trust I related to capital trust pass-though securities issued by that entity.  Our address is 581 Higuera Street, San Luis Obispo, California 93401.  Our telephone number is (805) 782-5000.

Mission Community Bank

Mission Community Bank is a California state-chartered bank headquartered in San Luis Obispo, California. Mission Community Bank opened for business on December 18, 1997 and currently operates from three full service locations in the cities of San Luis Obispo, Paso Robles and Arroyo Grande in the County of San Luis Obispo in the Central Coast of California, and from one Business Banking Center in the city of San Luis Obispo, which is primarily engaged in originating and servicing SBA-guaranteed loans.  In addition, we plan to open an additional loan production office in the city of Santa Maria in Northern Santa Barbara County in the third quarter of 2007.  We intend to open a full branch office in the city of Santa Maria in 2008 which will replace our new loan production office upon its completion, but we have not yet identified a site for the proposed Santa Maria branch office.  Our primary market area is San Luis Obispo County and Northern Santa Barbara County.

Mission Community Bank is a community bank engaged in the general commercial banking business in the Central Coast of California.  It offers a variety of deposit and loan products to individuals and small businesses and  a specialization in community development financial services and SBA loans.  Through its community development activities, Mission Community Bank seeks to provide financial support and services by promoting community development and economic vitality.

At March 31, 2007, Mission Community Bank had approximately $154.0  million in assets, $127.3 million in loans, $121.2 million in deposits and $14.5 million in stockholders’ equity. The website of Mission Community Bank is www.missioncommunitybank.com.  Information on our website should not be considered a part of this prospectus.

Our Senior Management

Our management team is headed by Anita M. Robinson, President and Chief Executive Officer of Mission Community Bancorp and Chief Executive Officer of Mission Community Bank, and by Brooks W. Wise, President of Mission Community Bank.

Ms. Robinson, age 55, was an original organizer of Mission Community Bank, joining us in 1996.  Ms. Robinson has over 34 years of banking experience in California, and has been involved in small business lending for 30 years.  Ms. Robinson is the 2007 Chairman of the California Bankers Association.  She is the recipient of the 2006 Influential Latino Award by Latino Today, and has been designated as the 2007 SBA Central California Women in Business Champion.  Ms. Robinson has served as the Chairman of the Board of the San Luis Obispo County Housing Trust Fund since its founding in 2001.  She has been a member of the Board of Directors of the Economic Opportunity Commission of San Luis Obispo for 15 years.  She is also a member of the Board of Directors of the Community Development Bankers Association and has been a Member of the UCSB San Luis Obispo Economic Forecast project since 1994, previously serving as that entity’s Chairman of the Board.  See “Management—Background and Business Experience of Executive Officers and Directors,” with respect to additional community development affiliations and awards and designations received by Ms. Robinson.

Brooks W. Wise, age 48, became the President of Mission Community Bank, as well as a director of Mission Community Bank and Mission Community Bancorp, on June 18, 2007.  Mr. Wise has more than 24 years of banking experience.  Immediately prior to accepting the position as President of the Bank, Mr. Wise spent 11 years as an officer at Union Bank of California.  He most recently served as Regional Vice President, Los Angeles Business Banking.  In that capacity, Mr. Wise managed 12 business banking relationship managers that supported 83 branches within Los Angeles, Santa Barbara, San Luis Obispo and Ventura Counties.  While his responsibilities for Union Bank covered a wide area of Southern California, Mr. Wise has maintained his primary residence in Mission Community Bank’s core market of the Central Coast.  Mr. Wise served as the 2006 President of Coastal Business Finance, an SBA certified Development Corporation, and is the President-elect of the Santa Maria Chamber of Commerce.

Our Board of Directors consists of a group of businesspersons with significant ties in the communities in which Mission Community Bank conducts business.  One of our directors, Richard Korsgaard, previously served as our Chief Credit Officer prior to his retirement and has more than 40 years of banking experience in California.  Mr. Korsgaard also served as an executive officer of several community banks, including serving as the President and Chief Executive Officer of Mariners Bank, San Clemente, California from 1982 to 1995.  Bruce M. Breault served as a founder and director of Commerce Bank of San Luis Obispo until the sale of that bank in 1996, and Gary E. Stemper served as a founder and director of Citizens Bank of Paso Robles until the sale of that bank in 1995.   Other areas of expertise on our board include real estate development and construction, vineyard ownership and management, property management, real estate investments, mortgage banking, agriculture and business ownership.  Following this offering we intend to add one or more additional outside directors to our board.  We plan to add directors who have significant ties to the new communities we will serve as a result of our plans for expansion of our business, although we have not as of yet identified any such individuals.

Our Strategic Plan

Mission Community Bank has grown to the point where it has fully leveraged its capital.  In management’s view, it also has the infrastructure in place to support substantial further expansion.  The purpose of this offering is to raise additional capitalization for Mission Community Bank to support growth in the following areas: (i) business banking in our current market and beyond, (ii) an immediate expansion of our service area into the adjacent market of Northern Santa Barbara County, and (iii) banking services aimed at our region’s rapidly growing Hispanic community.

Mission Community Bank has historically provided commercial and business-oriented banking services in its current markets. Management believes that there is substantial room to expand our business in this core activity, and, thereby, to increase our core, lower-cost demand deposit base, add quality earning assets, and grow our balance sheet.  We believe that our plans in this area will be significantly supported by the recruitment of our new President, Brooks Wise. His recent service in managing business banking for Union Bank of California in four counties that include our core markets, his relationships with both potential staff and clients in those markets, and his experience in managing a significant business banking unit should prove considerable assets to our plans to significantly expand our commercial banking business.

We have historically offered banking products and services in the northern part of Santa Barbara County, immediately adjacent to San Luis Obispo County, where our headquarters office is located.  We believe that this market offers significant opportunities for further expansion of our business.  For that reason, we plan to open a full service branch in Santa Maria, the largest city in that market area, in 2008.  We believe that the strong affiliation of our President, Brooks Wise, in that market area will assist us significantly in that planned expansion.

We are in the process of creating a new division at Mission Community Bank to be known as the “Hispanic Banking Division.”  We believe that our Chief Executive Officer, Anita Robinson, as the highest ranking Hispanic woman executive in California community banking, will assist us in developing and marketing to this large and growing community in our core markets.  We anticipate that this division will begin to roll out its products in mid to late 2007 and will be staffed with a team of five employees most of whom will be bilingual in English and Spanish.  The new division will be dedicated to working closely in the Hispanic communities we serve, and in the communities we intend to serve in the future, including the communities to be serviced by our proposed Santa Maria branch office.  The division will offer specifically designed deposit and loan products and services benefiting the Hispanic community.

With the capital we seek to raise in this offering, we believe that we can successfully pursue these growth initiatives and grow our business.

Our Market

Headquartered in California’s Central Coast region, we offer our products and services to consumer and business clients in our primary target market of San Luis Obispo County and Northern Santa Barbara County, as well as in our extended markets in the Central California counties of Monterey, Kern, Kings, and Fresno.

San Luis Obispo County lies centrally within the State of California along the Pacific Ocean, with Monterey, Kings and Fresno Counties to the north, Santa Barbara County to the south, and Kern County to the east. As of January 2006, San Luis Obispo County’s 263,242 residents make it the 23rd most populous of California’s 58 counties.  The economy of San Luis Obispo County is characterized by its diverse array of businesses, with retail trade, tourism, education, agriculture and information technology being chief among the county’s prime business sectors.  Over the last decade, the number of businesses in the County has increased by 16 percent to over 8,600 in 2005.  Nearly 96 percent of the County’s firms have less than 50 employees. Employment in the County has seen a 32 percent rise over the last decade, with the jobless rate declining from 5.7 percent in 1996 to 3.7 percent in 2006.  In December 2006, the County had an unemployment rate of 3.6 percent, which was below the statewide figure of 4.6 percent for the same month.  Total personal income in San Luis Obispo County grew 83 percent from $4.5 billion in 1994 to $8.2 billion in 2004.  Total deposits in the County have more than doubled over the last decade, increasing from $2.2 billion in 1996 to $4.5 billion in 2006.

Northern Santa Barbara County had a population of 186,458 as of 2006, comprising nearly half of Santa Barbara County’s estimated 406,466 residents.  Santa Maria is the most populated city in Northern Santa Barbara County, having grown approximately 27% since 1996 to a population of 90,204.  The lures of relatively  affordable housing and a strong commercial real estate market have all contributed to this increase in population:  in January 2006, Santa Maria had surpassed the city of Santa Barbara in terms of population, with each city having roughly 21% of the County’s residents.  The median age of this population group is 32.7 years.  The 2005 U.S. Census for the cities of Santa Maria, Guadalupe, Orcutt and Lompoc reports a total Hispanic/Latino population of approximately 50%, of which Santa Maria and Guadalupe represent the highest concentration.  The City of Santa Maria is approximately 65% Hispanic/Latino.  Employment in Northern Santa Barbara County is largely concentrated in the public service and agricultural sectors, comprising over two-thirds of the jobs in the region as of January 2006.  Between 1999 and 2006, Northern Santa Barbara County saw jobs increase by nearly 13%. Gross regional product for Northern Santa Barbara County, adjusted for inflation using year 2000 dollars, increased 58% from $4.3 billion in 1996 to $6.8 billion in 2006.  According to the California Employment Development Department, the total number of businesses in the Santa Barbara-Santa Maria-Lompoc metropolitan statistical area is 12,680.  Of this amount, 75.6% represent businesses with less than 10 employees.  The service business sector represents 58% of these businesses with less than 10 employees.

HIGHLIGHTS OF THE OFFERING

Securities offered	Between 166,667 and 597,000 shares of common stock, without par value

Shares outstanding at August 10, 2007	685,232 shares

Shares to be outstanding after the offering	Up to 1,282,232 shares

Total public price	$3,000,006 if the minimum offering is sold and up to $ 10,746,000 if the maximum offering is sold

Minimum investment	500 shares ($9,000)

Expiration date	The offering will expire at 5:00 p.m., Pacific Time, on November 15, 2007, unless extended by us in our sole discretion to no later than February 15, 2008

Estimated offering expenses

A total of $311,050 in offering expenses assuming the minimum offering, which includes $160,000 payable to our selling agent in commissions and reimbursable expenses (assuming that no shares are sold to banking institutions or their affiliates identified by us) and $151,050 in other offering expenses, and a total of $688,350 in offering expenses assuming the maximum offering, which includes $547,300 payable to our selling agent in commissions and reimbursable expenses (assuming that no shares are sold to banking institutions or their affiliates identified by us) and $151,050 in other offering expenses

Net proceeds	We estimate we will receive net proceeds of approximately $2,689,000 if the minimum offering is sold and approximately $10,000,000 if the maximum offering is sold

OTC Bulletin Board Symbol	MISS

Plan of distribution	We have retained Seapower Carpenter Capital, Inc., dba Carpenter & Company, as our selling agent in this offering

Intention of our affiliates to buy shares

Our directors and executive officers, who immediately prior to the commencement of this offering, own an aggregate of 149,699 shares or 21.8% of our issued and outstanding shares, have indicated their intention to buy a total of approximately 15,000 shares in this offering, or between 2.5% and 9.0% of the shares available in the event of the maximum and the minimum offering, respectively.

Terms of the offering

You will subscribe for shares by completing a subscription agreement and sending it to Pacfic Coast Bankers’ Bank, an impound agent retained by us, together with full payment of the purchase price for the shares by November 15, 2007; however, we may extend this date to February 15, 2008 in our sole discretion.The offering will terminate and all subscription funds will be returned by the impound agent to subscribers, together with any interest earned on the funds, (i) if we have not sold a minimum of 166,667 shares by November 15, 2007, or (ii) if we fail to close this offering for any reason.  We may extend this date to February 15, 2008 in our sole discretion. The minimum investment by one subscriber is 500 shares; however, we may waive this minimum in our sole discretion. The maximum investment by one subscriber is 9.9% of our total shares outstanding following completion of the offering; however, the maximum may be waived in our sole discretion. For further discussion regarding subscription procedures, see “The Offering and Plan of Distribution—Method of Subscription”

Use of Proceeds

We will use the proceeds of the offering as capital to support the growth of Mission Community Bank in the following areas: (i) business banking in our current market and beyond, (ii) an immediate expansion of our service area into the adjacent market of Northern Santa Barbara County, and (iii) banking services aimed at our region’s rapidly growing Hispanic community. See “How We Intend to Use the Proceeds from this Offering.”

Dividends

Our only source of cash dividends would be dividends paid by Mission Community Bank to us. The Board of Directors of Mission Community Bank will declare dividends payable to us in its discretion based upon the earnings and capital of the bank, with the objective of ensuring the safety and soundness of the bank’s deposits while providing an appropriate return to shareholders. There can be no assurance that Mission Community Bank will declare any cash dividends in the future. See “Our Policy Regarding Dividends”

Risk Factors	You should read the “Risk Factors” section beginning on page 8 before deciding to purchase any of the shares offered

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data of Mission Community Bancorp should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.  The summary consolidated balance sheet data as of December 31, 2006 and December 31, 2005 and the summary consolidated statements of income data for the years ended December 31, 2006 and 2005 have been derived from the audited consolidated financial statements that are included elsewhere in this prospectus.  The summary consolidated balance sheet data as of December 31, 2004 and the summary consolidated income statement data for the year ended December 31, 2004 has been derived from our audited consolidated financial statements that are not included in this prospectus.  The summary consolidated balance sheet data as of March 31, 2007 and March 31, 2006 has been derived from the unaudited consolidated financial statements that are included elsewhere in this prospectus.  Our historical results of operations are not necessarily indicative of the results to be expected for any future period.

Summary Consolidated Financial Data

	As of and for the Years Ended December 31,			As of and for the three months ended March 31,
	2006	2005	2004	2007	2006
				(undaudited)	(unaudited)
	(Dollars in thousands, except per share data)
Operating Data:
Interest income	$11,354	$9,435	$7,425	$2,851	$2,758
Interest expense	4,441	2,879	1,708	1,216	1,037
Net interest income	6,913	6,556	5,717	1,635	1,721
Provision for loan losses	—	75	280	—	75
Non-interest income	635	805	2,567	170	180
Non-interest expense	6,139	5,714	5,494	1,625	1,492
Income before income taxes	1,409	1,572	2,510	180	334
Income taxes	539	615	1,018	52	131
Net income	$870	$957	$1,492	$128	$203
Net income allocable to preferred stock	$133	$150	$237	$19	$31
Balance Sheet Data:
Total assets	$158,169	$156,288	$139,249	$154,491	$146,167
Earning assets	148,146	145,290	131,164	145,582	135,074
Total loans	122,799	119,475	103,376	127,336	114,175
Deposits	124,281	127,588	112,836	121,013	117,089
Total shareholders’ equity	12,153	10,981	10,027	12,328	11,242
Preferred equity	1,845	1,696	1,583	1,871	1,722
Common equity	10,308	9,285	8,444	10,457	9,520
Number of common shares outstanding	673,399	659,799	642,599	673,399	665,999
Average Balance Sheet Data:
Assets	$150,899	$140,344	$129,022	153,801	151,743
Earning assets	140,894	130,695	188,814	144,095	142,031
Loans(1)	118,303	108,289	95,205	124,856	119,431
Deposits	121,038	115,016	108,644	121,337	122,764
Shareholders’ equity	11,555	10,451	9,240	12,243	11,257
Per Share Data:
Basic earnings per common share	$1.10	$1.25	$1.97	$0.16	$0.26
Diluted earnings per common share	1.02	1.14	1.81	0.15	0.24
Average number of common shares outstanding – basic	667,810	646,617	638,750	673,399	663,479
Average number of common shares outstanding – diluted	720,701	708,076	692,479	719,072	719,606
Book value per common share	15.31	14.07	13.14	15.53	14.29
Cash dividends declared	0.12	0.12	0.12	—	—

(1)           Average loans are net of the allowance for loan losses and deferred fees.

Performance Ratios:
Return on average assets	0.58%	0.68%	1.16%	0.34%	0.54%
Return on average shareholders’ equity(1)	7.53%	9.16%	16.15%	4.24%	7.31%
Average equity to average assets(2)	7.66%	7.45%	7.16%	7.96%	7.42%
Efficiency ratio(3)	81.33%	77.63%	65.76%	90.03%	78.49%
Net interest margin(4)	4.93%	5.02%	4.81%	4.68%	4.93%
Non-interest revenue to total revenue	8.41%	10.94%	30.99%	9.41%	9.47%
Asset Quality:
Non-performing assets(5)	$2,169	$76	$206	$373	$361
Allowance for loan losses	1,026	1,141	1,094	1,027	1.216
Net charge-offs (recoveries)	115	28	(2)	(1)	—
Non-performing assets to total assets	1.37%	0.05%	0.15%	0.24%	0.25%
Allowance for loan losses to loans	0.84%	0.96%	1.06%	0.81%	1.07%
Net charge-offs to average loans	0.10%	0.03%	0.00%	0.00%	0.00%
Capital Ratios:(6)
Tier 1 capital to average assets	9.34%	9.23%	9.05%	9.45%	9.05%
Tier 1 capital to total risk-weighted assets	10.55%	9.82%	10.56%	10.53%	10.60%
Total capital to total risk-weighted assets	11.35%	10.69%	11.54%	11.31%	11.59%

(1)           Net income divided by average shareholders’ equity.

(2)           Average shareholders’ equity divided by average total assets.

(3)           Represents the ratio of noninterest expense to the sum of net interest income before provision for loan losses and total noninterest income.

(4)           Represents net interest income as a percentage of average interest-earning assets.

(5)           Nonperforming assets consist of nonperforming loans and other real estate owned.  Nonperforming loans consist of non-accrual loans and loans past due 90 days or more and still accruing interest.

(6)           Calculated with respect to Mission Community Bank.

RISK FACTORS

There are important factors that could cause actual results to differ materially from those expressed or implied by this prospectus, including our plans, objectives, expectations and intentions and other factors discussed in the risk factors, described below.  You should carefully consider the following risk factors and all other information contained in this prospectus.  The risks and uncertainties described below are not the only ones we face.  Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may impair our business.  If any of the events described in the following risk factors occur, our business, results of operations and financial condition could be materially adversely affected.  In addition, the trading price of our common stock could decline due to any of the events described in these risks.

Risks Related to Our Business

Significant reliance on loans secured by real estate may increase our vulnerability to downturns in the California real estate market and other variables impacting the value of real estate.

A substantial portion of our assets consist of construction and real estate loans which are generally secured by real estate in the Central Coast of California.  At March 31, 2007, approximately 53.6% of our total loans were real estate loans and 26.8% of our loans were construction loans.   A real estate recession in the Central Coast of California could increase the level of our non-performing assets and adversely affect our results of operations. In recent years, real estate prices in the Central Coast of California rose precipitously; however, this real estate market ended in 2006 with the leveling or declining of prices and a slower sales pace.  If real estate prices were to fall significantly in the Central Coast of California, the security for many of our real estate secured loans could be reduced and we could incur significant losses if borrowers of real estate secured loans default and the value of our collateral is insufficient to cover our losses.   In addition, California has experienced, on occasion, significant natural disasters, including earthquakes, brush fires and, during early 1998, flooding attributed to the weather phenomenon known as “El Nino.”  The availability of insurance for losses from such catastrophes is limited.  The occurrence of one or more of such catastrophes could impair the value of the collateral for our real estate secured loans and adversely affect us.

If a significant number of customers fail to perform under their loans, our business, profitability, and financial condition would be adversely affected.

As a lender, the largest risk we face is the possibility that a significant number of our client borrowers will fail to pay their loans when due.  If borrower defaults cause losses in excess of our allowance for loan losses, it could have an adverse effect on our business, profitability, and financial condition.  We have established an evaluation process designed to determine the adequacy of the allowance for loan losses.  Although this evaluation process uses historical and other objective information, the classification of loans and the establishment of an allowance for loan losses are dependent to a great extent on our experience and judgment.  Although we believe that our allowance for loan losses is at a level adequate to absorb any inherent losses in our loan portfolio, it is possible we may determine it is necessary to further increase the allowance for loan losses or that our regulators will require us to increase this allowance.

Our earnings are subject to interest rate risks, especially if rates fall.

A major portion of our net income comes from our interest rate spread, which is the difference between the interest rates paid by us on interest-bearing liabilities, such as deposits and other borrowings, and the interest rates we receive on interest-earning assets, such as loans we extend to our clients and securities held in our investment portfolio.  Interest rates are highly sensitive to many factors beyond our control, such as inflation, recession, global economic disruptions, and unemployment.  Fluctuations in interest rates affect the demand of customers for products and services.  We are subject to interest rate risk to the degree that interest-bearing liabilities reprice or mature more slowly or more rapidly or on a different basis from interest-earning assets.  Given our current volume and mix of interest-bearing liabilities and interest earning assets, our interest rate spread can be expected to increase when market interest rates are rising, and to decline when market interest rates are declining, i.e., we are “asset sensitive.”  Although we believe our current level of interest rate sensitivity is reasonable, significant fluctuations in interest rates may have an adverse impact on our interest rate spread.  Any material decline in our interest rate spread would have a material adverse effect on our business and profitability.

Mission Community Bank has specific risks associated with Small Business Administration Loans.

Mission Community Bank originated $3.5 million and $4.1 million in SBA loans in 2006 and 2005, respectively, and intends to increase its SBA loan originations in the future.  Mission Community Bank recognized $299,000 and $344,000, respectively, in 2006 and 2005 in gains on secondary market sales of SBA loans.  Mission Community Bank has regularly sold the guaranteed portions of these loans in the secondary market in previous years.  We can provide no assurance that Mission Community Bank will be able to continue originating these loans, or that a secondary market will exist for, or that it will continue to realize premiums upon the sale of the SBA loans.  The federal government presently guarantees 75% to 85% of the principal amount of each qualifying SBA loan.  We can provide no assurance that the federal government will maintain the SBA program, or if it does, that such guaranteed portion will remain at its current funding level.  Furthermore, it is possible that Mission Community Bank could lose its preferred lender status which, subject to certain limitations, allows it to approve and fund SBA loans without the necessity of having the loan approved in advance by the SBA.  It is also possible the federal government could reduce the amount of loans which it guarantees.  We believe that the SBA loan portfolio does not involve more than a normal risk of collectibility.  However, since Mission Community Bank has sold some of the guaranteed portions of the SBA loan portfolio, it incurs a pro rata credit risk on the non-guaranteed portion of the SBA loans since Mission Community Bank shares pro rata with the SBA in any recoveries.

In addition, we are dependent on the expertise of the personnel in our SBA loan department in order to originate and service SBA loans.  We were without a manager of our government guaranteed lending department for a large portion of 2006 and our originations of SBA loans were substantially reduced as a result, impacting the profitability of this product.  Further, in 2006, as rates on SBA loans continued to climb, a significant portion of SBA borrowers prepaid their loans, substantially reducing the servicing income on these loans.  If we are unable to retain qualified employees in our SBA department in the future, or if there are similar climbs in interest rates in the future, our income from the origination, sale and servicing of SBA loans could be substantially reduced.

If we are not successful in carrying out the new aspects of our business plan our profitability will be adversely affected.

We have recently implemented a strategy to grow our general commercial banking activities and have implemented new initiatives in this regard, including increased emphasis on our business banking and business development activities, the creation of a new Hispanic Banking Division and the expansion of our physical presence into northern Santa Barbara County through a planned new branch office to be located in the city of Santa Maria.  If we are not successful in implementing any or all of these new aspects of our business plan, this would have a negative impact on our earnings.

If we were to lose our status as a Community Development Financial Institution our ability to carry out a significant portion of our business plan would be adversely impacted.

A significant portion of our business is dependent on maintaining our status as a Community Development Financial Institution, including our ability to qualify for grants and awards to enable us to increase the level of community development financial services that we provide in the communities we serve.  In order to maintain our status as a certified Community Development Financial Institution, 60% of our lending or deposit activities must meet Community Development Financial Institutions Fund requirements.  As our business has continued to expand, the proportion of our business which meets Community Development Financial Institutions Fund requirements has decreased, causing us to affirmatively expand our business into areas which will afford us an opportunity to provide more community development activities, such as our proposed expansion to the city of Santa Maria in Northern Santa Barbara County and our new Hispanic Banking Division.  In 2006, 66.8% of the number of loans we made, and 61.0% in dollar amounts of the loans we made, were in compliance with the Community Development Financial Institution Fund requirements, and 51.74% of the number of deposits accounts we opened and 60.68% of the dollar amount of deposits we received were in compliance with Community Development Financial Institution Fund requirements.  If we are unsuccessful in expanding our community development activities, and if we are ultimately unable to maintain a sufficient portion of our business in Community Development Financial Institutions Fund qualifying business, we could lose our status as a Community Development Financial Institution as well as the benefits that go with that status.  Mission Community Bank is a community development bank which seeks to provide financial support and services by promoting community-development and economic vitality.  Most community development banks are located in urban areas, with very few exclusively community-development banks in rural areas.  A significant portion of San Luis Obispo County is rural.  Because of our market area, we may have difficulty locating the types of community development projects that would likely attract awards and grants that might be conferred to other financial institutions in urban areas.   In addition, grants and awards that we have received in the past with respect to our community development activities have strengthened our capital position and increased our profitability.  The Community Development Financial Institutions Fund and other similar programs are an important source of capital for community development banks such as us.    Although we intend to continue to apply for community development related grants awards in the future, there can be no assurance that we will receive any future grants or awards.  Further, funding for these grant and award programs has diminished in the last several years making it less likely that we will be the beneficiary of any grants and awards.  See “Our Business—Our Community Development Activities.”

Adverse changes in domestic or global economic conditions, especially in California, could have a material adverse effect on our business, growth, and profitability.

If conditions worsen in the domestic or global economy, especially in California, our business, growth and profitability are likely to be materially adversely affected.  Almost all of our customers are geographically concentrated in California, and adverse economic conditions in California, or natural disasters in California, particularly in the Central Coast of California, could harm the businesses of a disproportionate number of our customers.  To the extent that our customers’ underlying businesses are harmed, they are more likely to default on their loans.  We can provide no assurance that conditions in the California economy will not deteriorate in the future and that such deterioration will not adversely affect us.

Increased construction costs or construction delays on proposed facilities could hurt our profitability.

We are currently in the planning stage for a new branch office in Santa Maria in Northern Santa Barbara County, although we have not yet identified a location for this new office.  Further, we are currently evaluating whether to build a new branch office to replace our existing branch office in Paso Robles on a piece of property we own in Paso Robles.  In addition, we are currently considering whether to lease additional space on which to construct a new main office and administrative headquarters which would replace our existing premises in San Luis Obispo. Although we will budget for the costs of these projects, and intend to obtain responsible contractors to construct these new facilities should any or all of these projects proceed to fruition, there can be no assurance that any of these construction projects will be completed for its budgeted amount or in the anticipated time frame.  Any significant increase in construction costs or any extensive delay in the estimated completion dates of these projects would cause us to incur additional expenses for which we may not have budgeted, and would decrease our profitability.  Construction projects often substantially exceed initial estimates of costs, and extend well past estimated completion dates.  See “Our Business—Premises.”

Maintaining or increasing our market share depends on the introduction and market acceptance of new products and services.

Our success depends, in part, upon our ability to adapt our products and services to evolving industry standards and consumer demand.  There is increasing pressure on financial services companies to provide products and services at lower prices.  In addition, the widespread adoption of new technologies, including Internet-based services, could require us to make substantial expenditures to modify or adapt our existing products or services.  A failure to achieve market acceptance of any new products we introduce, or a failure to introduce products that the market may demand, could have an adverse effect on our business, profitability, or growth prospects.

We face substantial competition in our primary market area.

We conduct our banking operations primarily in San Luis Obispo County and Northern Santa Barbara County in the Central Coast of California.  Increased competition in our market may result in reduced loans and deposits.  Ultimately, we may not be able to compete successfully against current and future competitors.  Many competitors offer the same banking services that we offer in our service area.  These competitors include national banks, regional banks and other community banks.  We also face competition from many other types of financial institutions, including without limitation, savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries.  Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers.  Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, and range and quality of products and services provided, including new technology-driven products and services.   If we are unable to attract and retain banking customers, we may be unable to continue our loan growth and level of deposits and our results of operations and financial condition may be adversely affected.

If we fail to retain our key employees, our growth and profitability could be adversely affected.

Our future success depends in large part upon the continuing contributions of our key management personnel.  If we lose the services of one or more key employees within a short period of time, we could be adversely affected.  Our future success is also dependent upon our continuing ability to attract and retain highly qualified personnel.  Competition for such employees among financial institutions in California is intense.  Due to the lack of an experienced candidate pool in the San Luis Obispo area for the types of personnel we need to operate Mission Community Bank, we may be unable to quickly recruit new candidates to fill the positions of key personnel which we are unable to retain.  Qualified employees demand competitive salaries which we may not be able to offer.  Prior to the retention of our current Chief Financial Officer in January 2005, it took us approximately six months to fill the position of Chief Financial Officer when our previous Chief Financial Officer left to pursue other employment.  In addition, in 2006 we had to go several months before filling the key position of Senior Vice President in our Government Lending Department, which significantly impacted the originations of our SBA loans.  Any inability to attract and retain additional key personnel in the future could adversely affect us.  We can provide no assurance that we will be able to retain any of our key officers and employees or attract and retain qualified personnel in the future.  However, we have entered into an employment agreement with Anita Robinson, our President and Chief Executive Officer, which continues until December 31, 2012, and an employment agreement with Brooks W. Wise, the new President of Mission Community Bank, which continues until December 31, 2009.

We may be unable to manage future growth.

We may encounter problems in managing our future planned growth.  We currently intend to open an additional “de novo” branch in Santa Maria, California and may open other branches and loan production offices in the future.  In addition, we intend to investigate opportunities to invest in other financial institutions that would complement our existing business, as such opportunities may arise.  No assurance can be provided, however, that we will be able to identify additional locations to open additional branches or to identify a suitable acquisition target or consummate any such acquisition.  Further, our ability to manage growth will depend primarily on our ability to attract and retain qualified personnel, monitor operations, maintain earnings and control costs.  Any failure by us to accomplish these goals could result in interruptions in our business plans and could also adversely affect current operations.

Increases in our allowance for loan losses could materially affect our earnings adversely.

Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and non-performance.  Our allowance for loan losses is based on prior experience, as well as an evaluation of the risks in the current portfolio.  However, actual loan losses could increase significantly as the result of changes in economic, operating and other conditions, including changes in interest rates, which are generally beyond our control.  Thus, such losses could exceed our current allowance estimates.  Although we believe that our allowance for loan losses is at a level adequate to absorb any inherent losses in our loan portfolio, we cannot assure you that we will not further increase the allowance for loan losses.  Any increase in our allowance for loans losses could materially affect our earnings adversely.

In addition, the Federal Reserve Board and the California Department of Financial Institutions, as an integral part of their respective supervisory functions, periodically review our allowance for loan losses.  Such regulatory agencies may require us to increase our provision for loan losses or to recognize further loan charge-offs, based upon judgments different from those of management.  Any increase in our allowance required by the Federal Reserve Board or the Department of Financial Institutions could adversely affect us.

Our business may be adversely affected by the highly regulated environment in which we operate.

Our operations are subject to extensive governmental supervision, regulation and control and recent legislation has substantially affected the banking business.  It cannot presently be predicted whether or in what form any pending or future legislation may be adopted or the extent to which the banking industry and our operations would be affected. Some of the legislative and regulatory changes may benefit us.  However, other changes could increase our costs of doing business or reduce our ability to compete in certain markets.

Risks Related to Investment in our Common Stock

Due to a limited trading volume in our common stock, you may have difficulty selling your shares should you desire to do so.

Prior to this offering there has been a very limited public market for our common stock.   While your shares will be freely transferable, and our shares are quoted for trading on the OTC Bulletin Board, we do not anticipate that an active trading market for our common stock will develop as a result of this offering, and no assurance can be given that an active trading market will develop in the future.  As a result, if you decide to sell your shares you may have difficulty in doing so in short time periods, or possibly at all.

Mission Community Bancorp relies heavily on the payment of dividends from Mission Community Bank.

The ability of Mission Community Bancorp to meet its debt service requirements and to pay dividends depends on the ability of Mission Community Bank to pay dividends to Mission Community Bancorp, as Mission Community Bancorp has no other source of significant income.  However, Mission Community Bank is subject to regulations limiting the amount of dividends it may pay to Mission Community Bancorp.  For example, the payment of dividends by Mission Community Bank is affected by the requirement to maintain adequate capital pursuant to the capital adequacy guidelines issued by the Federal Reserve Board.  All banks and bank holding companies are required to maintain a minimum ratio of qualifying total capital to total risk-weighted assets of 8.0%, at least one-half of which must be in the form of Tier 1 capital, and a ratio of Tier 1 capital to average adjusted assets of 4.0%.  If (i) the Federal Reserve Board increases any of these required ratios; (ii) the total of risk-weighted assets of Mission Community Bank increases significantly; and/or (iii) Mission Community Bank’s income decreases significantly, Mission Community Bank’s Board of Directors may decide or be required to retain a greater portion of Mission Community Bank’s earnings to achieve and maintain the required capital or asset ratios.  This will reduce the amount of funds available for the payment of dividends by Mission Community Bank to Mission Community Bancorp.  Further, in some cases, the Federal Reserve Board could take the position that it has the power to prohibit Mission Community Bank from paying dividends if, in its view, such payments would constitute unsafe or unsound banking practices.  In addition, the ability of Mission Community Bank to pay dividends is subject to restrictions set forth in the California Financial Code.  See, “Description of Capital Stock of Mission Community Bancorp—Capital Stock—Dividends.”  In addition, whether dividends are paid and their frequency and amount will depend on the financial condition and performance, and the discretion of the Board of Directors of Mission Community Bank.  The foregoing restrictions on dividends paid by Mission Community Bank may limit Mission Community Bancorp’s ability to obtain funds from such dividends for its cash needs, including funds for payment of its debt service requirements and operating expenses and for payment of cash dividends to Mission Community Bancorp’s shareholders.

Mission Community Bancorp paid annual cash dividends on its common stock of 12 cents per share in 2006 and 12 cents per share in 2005 and currently plans to continue to pay cash dividends on an annual basis.  However, the availability and amount of any such dividend will be determined each year by our Board of Directors in its discretion based on the factors described in the previous paragraph.  No assurance can be given that future performance will justify the payment of dividends in any particular year.  See “Our Policy Regarding Dividends.”

Additional shares of our common stock issued in the future could have a dilutive effect.

Shares of our common stock eligible for future issuance and sale could have a dilutive effect on the market for shares of our common stock.  Prior to this offering, our Articles of Incorporation were amended to increase our authorized shares to 10,000,000 shares of common stock.  As of August 10, 2007, there were 685,232 shares of our common stock issued and outstanding, plus an additional 10,534 shares of our authorized common stock available for the future grant of options and an additional 84,900 shares of common stock reserved for issuance to the holders of stock options previously granted and still outstanding under our 1998 Stock Option Plan.  In addition, we have agreed to issue options to purchase an aggregate of up to 50,000 shares of our common stock to Anita Robinson and Brooks Wise pursuant to the terms of Ms. Robinson’s Second Amended and Restated Employment Agreement and Mr. Wise’ Employment Agreement, respectively.  See “Executive Compensation—Employment Agreements.”  Further, the issued and outstanding shares of our Series A Preferred Stock and our Series C Preferred Stock are convertible into an aggregate of 100,000 shares of our common stock at the option of the holder of such shares, upon the sale or transfer of such shares by the holder.  Thus approximately 9,069,334 shares of our common stock, not including shares sold in this offering,  remain authorized (not reserved for stock options or conversion of our preferred stock) and are available for future issuance and sale at the discretion of our Board of Directors.  Further, the conversion price for our Series A and Series C preferred stock is significantly lower than the current market price of our common stock.  If the shares of Series A preferred Stock and Series C preferred stock are converted into shares of our common stock at a discount, this will expose our shareholders to greater dilution and a reduction of the value of their investment.

Shares of our preferred stock issued in the future could have dilutive and other effects.

Shares of our preferred stock eligible for future issuance and sale could have a dilutive effect on the market for the shares of our common stock.  Prior to this offering, our Articles of Incorporation were amended to increase our shares of authorized preferred stock to 10,000,000 shares.  Although our Board of Directors has no present intent to authorize the issuance of shares of preferred stock, such shares could be authorized in the future.  If such shares of preferred stock are made convertible into shares of common stock, there could be a dilutive effect on the shares of common stock then outstanding.  In addition, shares of preferred stock may be provided a preference over holders of common stock upon our liquidation or with respect to the payment of dividends, in respect of voting rights or in the redemption of our common stock.  The rights, preferences, privileges and restrictions applicable to any series or preferred stock would be determined by resolution of our Board of Directors.

The holders of our debentures have rights that are senior to those of our shareholders.

In October 2003 we issued $3,093,000 of junior subordinated debt securities due October 2033 in order to raise additional capital.  The junior subordinated debt securities are senior to the shares of our common stock and preferred stock.  As a result, we must make interest payments on the debentures before any dividends can be paid on our common stock or on our preferred stock, and in the event of our bankruptcy, dissolution or liquidation, the holder of the debt securities must be paid in full before any distributions may be made to the holders of our common stock and our preferred stock.  In addition, we have the right to defer interest payments on the junior subordinated debt securities for up to five years, during which time no dividends may be paid to holders of our common stock or preferred stock.  In the event that Mission Community Bank is unable to pay dividends to Mission Community Bancorp, then we may be unable to pay the amounts due to the holder of the junior subordinated debt securities and, thus, we would be unable to declare and pay any dividends on our common stock or on our preferred stock.

The holders of our issued and outstanding preferred stock have rights that are senior to those of our common shareholders.

We have issued and outstanding 100,000 shares of Series A Preferred Stock issued to the Community Development Financial Institutions Fund, 20,500 shares of Series B Preferred Stock issued to the National Community Investment Fund and 50,000 shares of Series C Preferred Stock issued to the Community Development Financial Institutions Fund.  See “Description of Capital Stock of Mission Community Bancorp—Preferred Stock.”   All of these series of preferred stock are senior to the shares of our common stock.  As a result, in the event of our bankruptcy, dissolution or liquidation, the holders of these shares of preferred stock will receive a preferential distribution before any distributions may be made to the holders of our common stock.  Further, we must pay dividends to the holders of our preferred stock at the same time that we pay dividends to the holders of our common stock so that there will be less funds available for payment of dividends to holders of our common stock.

Anti-takeover provisions of our charter documents may have the effect of delaying or preventing changes in control or management.

Certain provisions in our Articles of Incorporation could discourage unsolicited takeover proposals not approved by the Board of Directors in which shareholders could receive a premium for their shares, thereby potentially limiting the opportunity for our shareholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal or may have the effect of permitting our current management, including the Board of Directors, to retain its position, and place it in a better position to resist changes that shareholders may wish to make if they are dissatisfied with the conduct of our business.  The anti-takeover measures included in our Articles of Incorporation include the following:

•                                          super-majority shareholder voting requirements to approve any merger and similar transactions;

•                                          super-majority shareholder voting requirements or director approval requirements for certain business combinations with third parties who may acquire our securities outside of any action taken by us; and

•                                          super-majority shareholder voting requirements to modify the two above provisions of our Articles of Incorporation.

There will be a significant number of shares of our common stock eligible for future sale, which may depress our stock price.

The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after this offering, or even as a result of the perception that such sales could occur.

•                                          Assuming we sell all of the shares in this offering, there will be an aggregate of 1,282,232 shares of our common stock outstanding immediately following this offering, all of which will be eligible for sale upon completion of this offering, except that our affiliates, who would own approximately 164,699 of such shares, would have to comply with the provisions of Rule 144 with respect to resale of their shares.

•                                          84,900 shares will be eligible for sale upon the exercise of options granted under our stock option plan.

•                                          100,000 shares would be eligible for sale upon the conversion of the issued and outstanding shares of our Series A Preferred Stock and Series C Preferred Stock.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” which may be identified by the use of such words as “believe,” “intend,” “expect,” “anticipate,” “should,” “planned,” “estimated” and “potential”.  Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates.  These factors include, but are not limited to:

•                                          changes in the real estate market and local economy;

•                                          changes in interest rates;

•                                          changes in laws and regulations to which we are subject, and

•                                          competition in our primary market area.

Any or all of our forward-looking statements in this prospectus and in any other public statements we make may turn out to be wrong.  They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties.  Consequently, no forward-looking statement can be guaranteed.

THE OFFERING AND PLAN OF DISTRIBUTION

Terms of the Offering

The expiration date of the offering is November 15, 2007.  We may extend the expiration date to February 15, 2008, without notice to subscribers. The offering will terminate if by the expiration date, or extended expiration date if applicable, at least 166,667 shares, representing the minimum offering, have not been subscribed for.  We reserve the right to terminate the offering before the expiration date even if the total offering of 597,000 shares has not been subscribed for, as long as at least the minimum number of shares are subscribed for.  After we have accepted subscriptions for at least 166,667 shares in the minimum offering, we may have one closing or multiple closings which may take place from time to time prior to the expiration date or extended expiration date of the offering.and we may close the offering at any time since there is no minimum amount of shares which must be sold in the offering.  Further, as there is no minimum amount of shares we must sell in order to close the offering, we may have one closing or multiple closings which may take place from time to time prior to the expiration date or extended expiration date of the offering.

All subscription proceeds will be deposited in an impound account with Pacific Coast Bankers’ Bank, who will act as impound agent.  Subscribers’ checks will be transmitted to Pacific Coast Bankers’ Bank by noon of the next business day after receipt by any broker/dealer.  The funds held in the impound account shall be invested in short-term certificates of deposit issued by the impound agent.  If we do not sell at least 166,667 shares prior to the expiration date, or extended expiration date of this offering, or if we fail to close this offering for any reason, subscribers will receive a return of their subscription funds, plus any interest earned on those funds.  If we do close the offering, any interest earned on subscription funds will go to Mission Community Bancorp.

Our directors and executive officers, immediately prior to commencement of this offering, own an aggregate of 149,699 shares or 21.8% of our issued and outstanding shares and intend to subscribe for an additional approximately 15,000 shares in this offering. Our directors and executive officers may, but are not obligated to, purchase additional shares if necessary to complete the minimum offering.  All shares purchased by persons affiliated with Mission Community Bancorp will be acquired for investment purposes only, and not with a view toward redistribution or sale to another party.  No subscriber will be permitted to purchase in the offering an amount of shares which would exceed 9.9% of the total number of shares outstanding upon completion of the offering, unless this limitation is waived by us, in our sole discretion.

Plan of Distribution; The Selling Agent

To assist in the marketing of our common stock, we have retained Seapower Carpenter Capital, Inc., dba Carpenter & Company, a broker/dealer registered with the National Association of Securities Dealers, Inc., who will assist us in the offering by:

•                  acting as our financial advisor for the stock offering;

•                  assisting us in the development of an overall marketing plan for the offering;

•                  attending meetings with potential investors;

•                  managing our marketing and sales efforts in conjunction with our officers and directors; and

•                  using its best efforts to place our common stock in this offering.

For these services, we will pay a sales and placement fee equal to (i) 2% of the gross proceeds from the offering derived from banking institutions or their affiliates identified by us as investors, and (ii) 5% of the gross proceeds from the offering derived from all other investors.  At present, we have not identified any such institutions.  Assuming we do not identify any banking institutions or their affiliates as investors in the offering, Carpenter & Company will earn a maximum total commission of $537,300 if the total offering is sold.  Carpenter & Company will also be reimbursed for its reasonable out-of-pocket expenses in an amount not to exceed $10,000 without our prior consent.

We will indemnify Carpenter & Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended.  We will also indemnify Carpenter & Company against all claims, losses, actions, judgments, damages or expenses, including but not limited to reasonable attorneys’ fees, arising out of Carpenter & Company’s engagement, except that such indemnification shall not apply to Carpenter & Company’s own bad faith, willful misconduct or gross negligence.

Method of Subscription

The minimum subscription is 500 shares or $9,000, but we reserve the right to accept subscriptions for less than the minimum subscription.  We may waive the minimum investment requirement in our sole discretion.

In order to purchase shares, you must:

•                  Complete and sign the subscription agreement accompanying this prospectus; and

•                  Make full payment for the purchase price for the shares in United States currency by check, bank draft or money order payable to “Pacific Coast Bankers Bank for Mission Community Bancorp Impound Account” or make full payment of the purchase price for the shares in United States currency by wire transfer of funds to the impound account maintained at the office of the impound agent for the purposes of accepting subscriptions, at Pacific Coast Bankers’ Bank, ABA No. 121042484, Account No.1003536, Attention:  Impound Account FBO Mission Community Bancorp; and

•                  Deliver the subscription agreement, in person or by mail, together with full payment for the purchase price in the manner described above to Pacific Coast Bankers’ Bank, 340 Pine Street, Suite 401, San Francisco, California 94104, Attention:Mission Community Bancorp  Impound Account.

The impound agent, by accepting appointment, in no way endorses the purchase of shares by any person.  Pacific Coast Bankers’ Bank is acting only as an impound agent in connection with the offering of securities described in this prospectus, and has not endorsed, recommended or guaranteed the purchase, value or repayment of these securities.  No assurance can be given that subscription funds can or will be invested at the highest rate of return available.

Any subscription funds received by a broker/dealer will be forwarded to Pacific Coast Bankers’ Bank by noon of the business day following receipt.  This offering will be conducted in compliance with SEC Rules 15c2-4 and 10b-9 which address the prompt transmission of funds received by a broker/dealer to a properly appointed impound agent.

Federal law prohibits us from knowingly loaning funds to anyone for the purpose of purchasing shares in the offering.  You may not submit a check drawn on a Mission Community Bank line of credit to purchase shares in the offering.

Subscription Acceptance

Subscriptions are not binding until accepted by us.  Deposit of funds in the impound account until the satisfaction of the conditions listed above will not be considered an acceptance of the subscription to which the funds relate. We reserve the right to accept or reject subscriptions, in whole or in part, in our sole discretion.  This permits us to refuse to sell shares to any person submitting a subscription agreement or to accept part but not all of a subscription so that a subscriber might ultimately be issued fewer than the full number of shares for which he or she subscribes.  In determining which subscriptions to accept, in whole or in part, we may take into account the order in which subscriptions are received and a subscriber’s potential to do business with, or to refer customers to, Mission Community Bank.

In the event we reject all or a part of your subscription, the impound agent will refund to you by mail all or the appropriate portion of the amount paid in by you with the subscription, together with any interest earned thereon, promptly after the rejection.  All costs and expenses of the offering will be borne by Mission Community Bancorp if all subscriptions are canceled.

We will issue and mail certificates representing the shares as soon as practicable after subscription proceeds are released from the stock subscription account.

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

The amount of net proceeds will depend on the total number of shares of common stock sold in the offering and the expenses incurred in connection with the offering.  We estimate that we will receive net proceeds of approximately $10.0 million in the event of the maximum offering , after deducing estimated commissions and reimbursable expenses to the selling agent of approximately $547,300 and estimated offering expenses of approximately $151,050 payable by us ,and net proceeds of approximately $2.7 million in the event of the minimum offering, after deducting estimated commissions and reimbursable expenses to the selling agent of approximately $160,000 and estimated offering expenses of approximately $151,050 payable by us.

We intend to use the proceeds raised in this offering as capital to support further growth of Mission Community Bank.  Mission Community Bank has grown to the point where it has fully leveraged its capital.  In management’s view, it also has the infrastructure in place to support substantial further expansion.  The purpose of this offering is to raise additional capitalization for Mission Community Bank to support growth in the following areas: (i) business banking in our current market and beyond, (ii) an immediate expansion of our service area into the adjacent market of northern Santa Barbara County, and (iii) banking services aimed at our region’s rapidly growing Hispanic community.

Mission Community Bank has historically provided commercial and business-oriented banking services in its current markets.  Management believes that there is substantial room to expand our business in this core activity, and, thereby, to increase our lower-cost demand deposit base, add quality earning assets, and grow our balance sheet.  We believe that our plans in this area will be significantly supported by the recruitment of our new President, Brooks Wise.  We believe his recent service in managing business banking for Union Bank of California in four counties that include our core markets, his relationships with both potential staff and clients in those markets, and his experience in managing a significant business banking unit will prove to be considerable assets to our plans to significantly expand our commercial banking business.The substantial majority of the proceeds from this offering in the event of both the minimum and maximum offering will be used to support the growth of our commercial banking business through the funding of loans and investments.

We have historically offered banking products and services in the northern part of Santa Barbara County, immediately adjacent to San Luis Obispo County, where our headquarters office is located.  We believe that this market offers significant opportunities for further expansion of our business.  For that reason, we plan to open a full service branch in Santa Maria, the largest city in that market area, in 2008.  We believe that the strong affiliation of our President, Brooks Wise, in that market area will assist us significantly in that planned expansion.We anticipate that approximately $400,000 in proceeds from this offering would be used towards costs associated with a new branch to be located in Santa Maria, including the costs of leased premises and additional overhead.

We are in the process of creating a new division at Mission Community Bank to be known as the “Hispanic Banking Division.”  We believe that our CEO’s position as the highest ranking Hispanic woman executive in California community banking will assist us in developing and marketing to this large and growing community in our core markets.  We anticipate that this division will begin to roll out its products in mid to late 2007.  We anticipate that the division will be staffed with a team of five employees most of whom will be bilingual in English and Spanish.  The new division will be dedicated to working closely in the Hispanic communities we serve, and in the communities we intend to serve in the future, including the communities to be serviced by our proposed Santa Maria branch office.  The division will offer specifically designed deposit and loan products and services benefiting the Hispanic community.It is anticipated that approximately $280,000 in proceeds from this offering will be used to fund the operations of our new Hispanic Banking Division in its first year of operations, including the costs of additional personnel, promotion and new product development.

The following table sets forth the use of proceeds from the offering assuming both the minimum and maximum shares are sold in the offering.

	Assuming	% of Net	Assuming	% of Net
	Minimum Offering	Proceeds	Maximum Offering	Proceeds
Offering Proceeds	$3,000,006		$10,746,000

Less:
Commissions, sales management fee and expenses (1)	$160,000		$547,300
Offering expenses (2)	$151,050		$151,050

Net offering proceeds	$2,688,956	100.0%	$10,047,650	100.0%

Anticipated use of proceeds:
Cost Associated with Hispanic Banking Division	$280,000	10.5%	$280,000	2.8%
Costs Associated with new Santa Maria branch office	$400,000	14.9%	$400,000	4.0%

To fund loans and investments	$2,000,000	74.5%	$7,860,503	78.2%

Working capital	$8,956	0.1%	$1,507,147	15.0%
Total	$2,688,956	100.0%	$10,047,650	100.0%

(1)   Assumes Carpenter & Company places all of the shares in the offering to investors identified by Carpenter & Company.

(2)   Offering expenses consist of various filing fees, printing expenses, escrow agent fees, transfer agent fees and accounting and legal fees and expenses.

OUR POLICY REGARDING DIVIDENDS

Our shareholders are entitled to receive dividends when and as declared by our Board of Directors out of funds legally available therefor, subject to restrictions set forth in the California General Corporation Law.  Our ability to pay cash dividends depends largely on the ability of Mission Community Bank to pay a cash dividend to us.  Payment of dividends by Mission Community Bank is also limited by regulatory requirements and limitations, as well as limitations set forth in the California Financial Code.  See “Description of Capital Stock of Mission Community Bancorp—Common Stock—Dividends.”  Mission Community Bancorp paid annual cash dividends on its common stock of 12 cents per share in 2006 and 12 cents per share in 2005 and currently plans to continue to pay cash dividends on an annual basis.  However, the availability and amount of any such dividend will be determined each year by our Board of Directors in its discretion based on the factors described below.  No assurance can be given that future performance will justify the payment of dividends in any particular year.  We intend to declare cash dividends on an annual basis if our earnings support the payout of a dividend while also allowing us and Mission Community Bank to remain well capitalized and assuring the safety and soundness of Mission Community Bank.  Our future dividend policy will be subject to the discretion of our Board of Directors and will depend upon a number of factors, including future earnings, financial condition, liquidity and general business conditions.  No assurance can be given that our earnings will permit the payment of cash dividends in any amount in the future.

On November 28, 2005, Mission Community Bancorp declared a $0.12 per share cash dividend for holders of our common stock of record on December 9, 2005.  The dividend was paid on December 19, 2005.  Our Series A Preferred Stock received a $0.06 per share dividend and our Series B and Series C Preferred Stock received a $0.12 per share dividend.  The total amount paid by us was $93,144.

On November 27, 2006, Mission Community Bancorp declared a $0.12 per share cash dividend for holders of our common stock of record on December 8, 2006.  The dividend was paid on December 18, 2006.  Our Series A Preferred Stock received a $0.06 per share dividend and our Series B and Series C Preferred Stock received a $0.12 per share dividend.  The total amount paid by us was $94,908.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007:

•                                          on an actual basis;

•                                          on a pro forma basis reflecting (i) the filing of the certificate of amendment to our Articles of Incorporation on June 21, 2007 increasing each of our authorized shares of common stock and preferred stock to 10,000,000 shares; (ii) the repurchase by us of 29,400 shares of our issued and outstanding common stock from Fannie Mae on August 10, 2007 at $15.62 per share and (iii)  the issuance of 41,233 shares of our common stock to our executive officers and directors upon the exercise of their outstanding options under our 1998 Stock Option Plan from June 6, 2007 to August 9, 2007, at a weighted average exercise price of $10.00 per share:

•                                          On a pro forma as-adjusted basis to give effect to the sale of the minimum offering, and after deducting the estimated sales and placement fees and estimated offering expenses payable by us; and

•                                          On a pro forma as-adjusted basis to give effect to the sale of the maximum offering of shares in this offering, and after deducting the estimated sales and placement fees and estimated offering expenses payable by us.

You should read this table together with  the sections of this prospectus entitled “Consolidated Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes beginning on page F-1.

	As of March 31, 2007
	Actual	Pro Forma	Pro Forma As Adjusted Minimum Offering	Pro Forma As Adjusted Maximum Offering
	(undaudited) (in thousands, except share and per share data)
Long Term Debt:
Junior Subordinated debt securities	$3,093	$3,093	$3,093	$3,093
Shareholders’ Equity:
Undesignated preferred stock, without par value, 829,500 authorized, no shares issued and outstanding, actual; pro forma and pro forma as adjusted for one-half offering and maximum offering, 9,829,500 authorized, no shares issued and outstanding	—	—	—	—

Series A Preferred Stock, without par value, 100,000 shares issued and outstanding actual, pro forma and pro forma as adjusted for one-half offering and maximum offering	392	392	392	392

Series B Preferred Stock, without par value, 20,500 shares issued and outstanding actual, pro forma and pro forma as adjusted for one-half offering and maximum offering	192	192	192	192

Series C Preferred Stock, without par value, 50,000 shares issued and outstanding actual, pro forma and pro forma as adjusted for one-half offering and maximum offering	500	500	500	500

Common stock, without par value, 1,000,000 shares authorized, 673,399 shares issued and outstanding, actual; 10,000,000 shares authorized, pro forma and pro forma as adjusted for the minimum offering and maximum offering; 685,232 shares issued and outstanding pro forma; 851,899 shares issued and outstanding pro forma as adjusted for the minimum offering; 1,282,232 shares issued and outstanding pro forma as adjusted for maximum offering	6,869	6,812	9,501	16,860

Additional paid-in capital	73	73	73	73
Retained earnings	4,337	4,337	4,337	4,337
Accumulated other comprehensive income—unrealized appreciation (depreciation) on available-for-sale securities, net of tax	(25)	(25)	(25)	(25)

Total shareholders’ equity	$12,328	$12,281	$14,970	$22,329

The number of pro forma and pro forma as adjusted shares does not include:

•                                          84,900 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2007 (but does include the 41,233 shares issued to our executive officers and directors pursuant to the exercise of options from June 6 to August 9, 2007 at a weighted average exercise price of $10.00 per share).

•                                          10,534 shares of common stock reserved for future grants or issuances under our stock option plan.

MARKET FOR OUR COMMON STOCK

Our common stock has traded infrequently on the OTC Bulletin Board under the symbol “MISS.”  Our common stock is not listed on any exchange or market.  However, we are aware of the following market makers which make a market in our common stock:  Monroe Securities, Wedbush Morgan Securities, Hill Thompson Magid & Co., Stone & Youngburg, LLC and Howe Barnes Hoefer & Arnett.  Certain information concerning our common stock is reported on the OTC Bulletin Board’s website:  www.otcbb.com.

The information in the following table indicates the daily high and low bid prices of our common stock for each quarterly period during the last two years based upon information provided by the OTC Bulletin Board.  These prices do not include retail mark-ups, mark-downs or commissions, and may not represent actual transactions.

		Low Bid Price	High Bid Price
2005	1st Quarter	$20.55	$24.75
	2nd Quarter	$22.00	$24.00
	3rd Quarter	$22.50	$26.00
	4th Quarter	$24.00	$27.00
2006	1st Quarter	$23.50	$28.25
	2nd Quarter	$25.00	$27.05
	3rd Quarter	$24.50	$26.75
	4th Quarter	$22.50	$26.75
2007	1st Quarter	$22.20	$23.00
	2nd Quarter	$18.50	$22.20

As of August 8, 2007 the last sales price of our common stock was $17.50 per share.

Holders

As of May 31, 2007, there were issued and outstanding 673,399 shares of our common stock and there were 273 holders of record of our common stock.

Equity Compensation Plan Information

The following table shows, as of December 31, 2006, each category of equity compensation along with (i) the number of securities to be issued upon the exercise of outstanding options, (ii) the weighted-average exercise price of the outstanding options, and (iii) the remaining number of securities available for future issuance under the plan, excluding stock options currently outstanding.

	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of additional securities available for future grant under equity compensation plans
Equity compensation plans approved by shareholders	126,133	$12.19	10,634
Equity compensation plans not approved by shareholders	—	—	—
Total	126,133	$12.19	10,634

As of the date of this prospectus, the total remaining shares of common stock issuable upon the exercise of outstanding options is 84,900 shares with a weighted average exercise price of $13.26 per share.

OUR BUSINESS

Mission Community Bancorp

Mission Community Bancorp is a California corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is headquartered in San Luis Obispo, California.  We were incorporated on September 22, 2000 and acquired all the outstanding shares of Mission Community Bank in a one bank holding company organization effective December 15, 2000.

Our principal subsidiary is Mission Community Bank and we exist primarily for the purpose of holding the stock of Mission Community Bank and such other subsidiaries we may acquire or establish.  Our only other direct subsidiary is Mission Community Capital Trust I, which was formed in 2003 solely to facilitate the issuance of capital trust pass-through securities.

Our principal source of income is dividends from Mission Community Bank, although supplemental sources of income may be explored in the future.  Our expenditures, including (but not limited to) the payment of dividends to shareholders, if and when declared by the Board of Directors, the cost of servicing debt, legal fees and shareholders costs will generally be paid from dividends paid to us by Mission Community Bank.

As of March 31, 2007 we had approximately $154.5 million in consolidated assets and $12.3 million in shareholders’ equity.  Our liabilities include $3.1 million in debt obligations due to Mission Community Capital Trust I related to capital trust pass-though securities issued by that entity.

At the present time, we have no plans to engage in any activities other than acting as a bank holding company for Mission Community Bank, although in the future, we may consider engaging in other activities which are permissible for a bank holding company, including the investment in other banks, provided that engaging in such activities is deemed by the Board of Directors to be in the best interest of Mission Community Bancorp and its shareholders.

We neither own nor lease any material property, but instead use the premises, equipment and furniture of Mission Community Bank.  We have an intercompany arrangement with Mission Community Bank to reimburse it for expenses that are properly allocable to Mission Community Bancorp.  At the present time, our officers are all employees of Mission Community Bank and are compensated by Mission Community Bank.  We have no employees other than our officers.

Mission Community Bank

Mission Community Bank is a California state-charted bank headquartered in San Luis Obispo, California.  We are authorized to engage in the general commercial banking business and our deposits are insured by the Federal Deposit Insurance Corporation up to the applicable limits of the law.  We are a member of the Federal Reserve System.  At March 31, 2007 Mission Community Bank had approximately $154.0 million in assets, $127.3 million in loans, $121.2 million in deposits and $14.5 million in stockholders’ equity.

Mission Community Bank opened for business on December 18, 1997 and currently operates from a main office in the city of San Luis Obispo and from two additional full service locations in the cities of Paso Robles and Arroyo Grande in the County of San Luis Obispo in the Central Coast of California.  We also operate a Business Banking Center in San Luis Obispo which is primarily engaged in originating and servicing SBA-guaranteed loans.  We also maintain our administrative offices in San Luis Obispo.  In addition, we plan to open an additional loan production office in the third quarter of 2007 in the city of Santa Maria in Northern Santa Barbara County.  We intend to open a full service branch office in the city of Santa Maria which will replace our loan production office upon its completion, but we have not yet identified a site for the proposed Santa Maria branch office.

We were initially chartered as a national bank by the Comptroller of the Currency, but converted our charter to a California state bank charter in December 2003 primarily to take advantage of higher secured lending limits afforded to California state banks, specifically, increasing our lending limit for certain real estate secured loans from 15% to 25% of our capital.

Our primary market area is San Luis Obispo County and northern Santa Barbara County.  Secondary market areas include cities and unincorporated areas in the neighboring counties of Kern, Kings, Fresno, and Monterey.  We service these secondary market areas through direct contact by calling officers who travel into the neighboring counties.  Any physical expansion into this secondary market area would most likely come from acquisitions or through the establishment of loan production offices although we have no immediate plans for acquisitions or the establishment of loan production offices in these areas.

We are a community bank engaged in the general commercial banking business in the Central Coast of California.  We offer a variety of deposit and loan products to individuals and small businesses and offer a specialization in community development financial services and SBA loans.  Mission Community Bank has been certified by the U.S. Department of the Treasury as a Community Development Financial Institution and, as a result, is eligible to receive monetary awards and grants in order to enable us to increase the level of financial services we provide in the economically distressed portions of our communities and to the underserved populations in the communities we serve.  Mission Community Bank is also certified by the State of California Department of Insurance to accept deposits and make loans and investments under the California Organized Investment Network (COIN) program.  The COIN program provides California tax credits and/or Community Reinvestment Act credit to individuals, corporations or partnerships that invest in below market rate deposits or specified term certificates of deposit.  Mission Community Bank also has obtained preferred lender status with the Small Business Administration which generally allows us to approve and fund SBA loans without the necessity of having the loan approved in advance by the SBA.  See “Our Community Development Activities,” below.

Our Senior Management

Our management team is headed by Anita M. Robinson, President and Chief Executive Officer of Mission Community Bancorp and Chief Executive Officer of Mission Community Bank, and by Brooks W. Wise, President of Mission Community Bank.

Ms. Robinson, age 55, was an original organizer of Mission Community Bank, joining us in 1996.  Ms. Robinson has over 34 years of banking experience in California, and has been involved in small business lending for 30 years.  Ms. Robinson is the 2007 Chairman of the California Bankers Association.  She is the recipient of the 2006 Influential Latino Award by Latino Today, and has been designated as the 2007 SBA Central California Women in Business Champion.  Ms. Robinson has served as the Chairman of the Board of the San Luis Obispo County Housing Trust Fund since its founding in 2001.  She has been a member of the Board of Directors of the

Economic Opportunity Commission of San Luis Obispo for 15 years.  She is also a member of the Board of Directors of the Community Development Bankers Association and has been a Member of the UCSB San Luis Obispo Economic Forecast project since 1994, previously serving as that entity’s Chairman of the Board.  See “Management—Background and Business Experience of Executive Officers and Directors,” with respect to additional community development affiliations and awards and designations received by Ms. Robinson.

Brooks W. Wise, age 48, became the President of Mission Community Bank, as well as a director of Mission Community Bank and Mission Community Bancorp, on June 18, 2007.  Mr. Wise has more than 24 years of banking experience.  Immediately prior to accepting the position as President of the Bank, Mr. Wise spent 11 years as an officer at Union Bank of California.  He most recently served as Regional Vice President, Los Angeles Business Banking.  In that capacity, Mr. Wise managed 12 business banking relationship managers that supported 83 branches within Los Angeles, Santa Barbara, San Luis Obispo and Ventura Counties, and was responsible for a portfolio of approximately $140 million in loans, $200 million in loan commitments and $100 million in deposits.  While his responsibilities for Union Bank of California covered a wide area of Southern California, Mr. Wise has maintained his primary residence in Mission Community Bank’s core market of the Central Coast.  Mr. Wise served as the 2006 President of Coastal Business Finance, an SBA certified Development Corporation, and is the President-elect of the Santa Maria Chamber of Commerce.

Our Board of Directors consists of a group of businesspersons with significant ties in the communities in which Mission Community Bank conducts business.  One of our directors, Richard Korsgaard, previously served as our Chief Credit Officer prior to his retirement and has more than 40 years of banking experience in California.  Mr. Korsgaard also served as an executive officer of several community banks, including serving as the President and Chief Executive Officer of Mariners Bank, San Clemente, California from 1982 to 1995.  Bruce M. Breault served as a founder and director of Commerce Bank of San Luis Obispo until the sale of that bank in 1996, and Gary E. Stemper served as a founder and director of Citizens Bank of Paso Robles until the sale of that bank in 1995.  Other areas of expertise on our board include real estate development and construction, vineyard ownership and management, property management, real estate investments, mortgage banking, agriculture and business ownership.  Following this offering we intend to add one or more additional outside directors to our board.  We plan to add directors who have significant ties to the new communities we will serve as a result of our plans for expansion of our business, although we have not as of yet identified any such individuals.

Our Strategic Plan

Mission Community Bank has grown to the point where it has fully leveraged its capital.  In management’s view, it also has the infrastructure in place to support substantial further expansion.  The purpose of this offering is to raise additional capitalization for Mission Community Bank to support growth in the following areas:  (i) business banking in our current market and beyond, (ii) an immediate expansion of our service area into the adjacent market of Northern Santa Barbara County, and (iii) banking services aimed at our region’s rapidly growing Hispanic community.

Mission Community Bank has historically provided commercial and business-oriented banking services in its current markets.  Management believes that there is substantial room to expand our business in this core activity, and, thereby, to increase our core lower-cost demand deposit base, add quality earning assets, and grow our balance sheet.  We believe that our plans in this area will be significantly supported by the recruitment of our new President, Brooks Wise. His recent service in managing business banking for Union Bank of California in four counties that include our core markets, his relationships with both potential staff and clients in those markets, and his experience in managing a significant business banking unit should prove to be considerable assets to our plans to significantly expand our commercial banking business.

We have historically offered banking products and services in the northern part of Santa Barbara County, immediately adjacent to San Luis Obispo County, where our headquarters office is located.  We believe that this market offers significant opportunities for further expansion of our business.  For that reason, we plan to open a full service branch in Santa Maria, the largest city in that market area, in 2008.  We believe that the strong affiliation of our President, Brooks Wise, in that market area will assist us significantly in that planned expansion.

We are in the process of creating a new division at Mission Community Bank to be known as the “Hispanic Banking Division.”  We believe that our Chief Executive Officer, Anita Robinson, as the highest ranking Hipanic woman executive in California community banking, will assist us in developing and marketing to this large and growing community in our core markets.  We anticipate that this division will begin to roll out its products in mid to late 2007 and  will be staffed with a team of five employees most of whom will be bilingual in English and Spanish.  The new division will be dedicated to working closely in the Hispanic communities we serve, and in the communities we intend to serve in the future, including the communities to be serviced by our proposed Santa Maria branch office.  The division will offer specifically designed deposit and loan products and services benefiting the Hispanic community.

Our Market

Headquartered in California’s Central Coast region, we offer our products and services to consumer and business clients in our primary target market of San Luis Obispo County and Northern Santa Barbara County, as well as in our extended markets in the Central California counties of Monterey, Kern, Kings, and Fresno.

San Luis Obispo County lies centrally within the State of California along the Pacific Ocean, with Monterey, Kings and Fresno Counties to the north, Santa Barbara County to the south, and Kern County to the east.  As of January 2006, San Luis Obispo County’s 263,242 residents make it the 23rd most populous of California’s 58 counties.  The economy of San Luis Obispo County is characterized by its diverse array of businesses, with retail trade, tourism, education, agriculture and information technology being chief among the county’s prime business sectors.  Over the last decade, the number of businesses in the County has increased by 16 percent to over 8,600 in 2005.  Nearly 96 percent of the County’s firms have less than 50 employees.  Employment in the County has seen a 32 percent rise over the last decade, with the jobless rate declining from 5.7 percent in 1996 to 3.7 percent in 2006.  In December 2006, the County had an unemployment rate of 3.6 percent, which was below the statewide figure of 4.6 percent for the same month.  Total personal income grew 83 percent from $4.5 billion in 1994 to $8.2 billion in 2004.  Total deposits in the County have more than doubled over the last decade, increasing from $2.2 billion in 1996 to $4.5 billion in 2006.

Northern Santa Barbara County had a population of 186,458 as of 2006, comprising nearly half of Santa Barbara County’s estimated 406,466 residents.  Santa Maria is the most populated city in North Santa Barbara County, having grown approximately 27% since 1996 to a population of 90,204.  The lures of relatively affordable housing and a strong commercial real estate market have all contributed to this increase in population: in January 2006, Santa Maria had surpassed the city of Santa Barbara in terms of population, with each city having roughly 21% of the County’s residents.  The median age of this population group is 32.7 years.  The 2005 U.S. Census for the cities of Santa Maria, Guadalupe, Orcutt and Lompoc reports a total Hispanic/Latino population of approximately 50%, of which Santa Maria and Guadalupe represent the highest concentration.  The City of Santa Maria is approximately 65% Hispanic/Latino.  Employment in Northern Santa Barbara County is largely concentrated in the public service and agricultural sectors, comprising over two-thirds of the jobs in the region as of January 2006.  Between 1999 and 2006, Northern Santa Barbara County saw jobs increase by nearly 13%.  Gross regional product for Northern Santa Barbara County, adjusted for inflation using year 2000 dollars, increased 58% from $4.3 billion in 1996 to $6.8 billion in 2006.  According to the California Employment Development Department, the total number of businesses in the Santa Barbara-Santa Maria-Lompoc metropolitan statistical area is 12,680.  Of this amount, 75.6% represent businesses with less than 10 employees.  The service business sector represents 58% of these businesses with less than 10 employees.

Our Operating Strategy

Our mission is to be the leading community banking institution in our service area, focusing on commercial banking and also promoting community development and economic vitality.  To accomplish our goal we strive to:

•                                          target small and start-up business financing, commercial and real estate construction and development lending;

•                                          grow commercial, Small Business Administration and government guaranteed lending, emphasizing commercial and business loans and placing special attention on serving women and minority-owned businesses;

•                                          design and implement products and services for the communities we serve, including micro-loan pools, emerging market lending programs, such as our new Hispanic Banking Division, and community development loans and investments.; and

•                                          meet the needs of our customers through a service-oriented approach to banking, which emphasizes delivering a consistent and quality level of professional service in the communities that we serve.

Our Community Development Activities

We view community development as a natural element of our role as a community bank.  It is a business discipline intended to assist the communities we serve, as well as Mission Community Bancorp and its shareholders in achieving a common interest:  local economic development.  It also supports Mission Community Bank’s branding as a strong supporter of the local market in ways that we believe are of value to our business development efforts.  In these ways our community development programs, in our view, support our banking business and its potential expansion.  We also believe that our experience in and local reputation related to community development and underserved markets will be of significant assistance to us as we develop our Hispanic Banking Division.

We carry out this aspect of our banking mission in several ways and through several entities, including through Mission Community Bank.  Mission Community Development Corporation, a wholly-owned subsidiary of Mission Community Bank, is a “for-profit” Community Development Corporation incorporated in August 1997.  Mission Community Development Corporation provides financing for small businesses and low- to moderate-income area development and/or affordable housing projects.  Its purpose is to benefit small business and low- to moderate-income areas and residents.  At March 31, 2007, Mission Community Development Corporation had approximately $197,000 in net loans and $318,000 in shareholders equity.  Mission Community Services Corporation was incorporated in August 1997 and was established in September 2003 as a “not-for profit” public benefit corporation.  Mission Community Services Corporation is not included in the consolidated financial statements of Mission Community Bancorp.  The primary focus of Mission Community Services Corporation is to provide technical support and training services to the community, including small business, women, minority and low-income entrepreneurs.  Though we have no ownership interest in Mission Community Services Corporation,  Mission Community Bank created, incubated and provided seed capital to Mission Community Services Corporation in order to benefit the community.  Mission Community Services Corporation provides development services to the customers of Mission Community Bank and Mission Community Development Corporation, as well as to other individuals in our community.

Since our inception, we have received numerous grants and awards with respect to our community development activities, including equity investments aggregating $1,500,000 and cash grants totaling $2,404,929.  Most recently, we received the following grants and awards:  (i) in 2006 Mission Community Services Corporation received a $750,000 five-year grant from the U.S. Small Business Administration, (ii) in 2005 Mission Community Bancorp received a $135,000 technical assistance grant from the Community Development Financial Institutions Fund, and (iii)  in 2004, Mission Community Bank received a $1,240,929 Bank Enterprise Award from the Community Development Financial Institutions Fund.  The award was based on past lending activity of Mission Community Bank.

Although Mission Community Bank is a qualified Community Development Financial Institution and expects to continue to apply for various grants and awards in the future, there can be no assurance that it will receive similar grants or awards in the future.  Funding to the Community Development Financial Institutions Fund has been reduced in recent years and we cannot predict the future level of grants and awards that will be made to banks for community development activities in the future.

Banking Services Generally

Lending Activities.  Mission Community Bank offers a wide variety of loan products; however, a substantial majority of our loans are real estate loans, including commercial real estate loans.   As of March 31, 2007, our loan portfolio consisted of approximately 53.6% real estate loans, 26.8% construction loans, 17.5% commercial loans (including government-guaranteed loans, but not including commercial real estate loans), 2.0% consumer loans and 0.1% agricultural loans.  At March 31, 2007, $102.4 million or 80.0% of our loans consisted of construction loans and real estate loans for single family residences or commercial and multi-family development projects.  Within the commercial real estate loan category, 35.9% are owner occupied and 64.1% are non-owner occupied.

Our real estate loans consist of both commercial and residential real estate loans.  Commercial real estate loans are made to purchase commercial real estate, to refinance commercial real estate, to construct or remodel commercial real estate and to purchase, construct or refinance multi-family building projects.  Residential real estate loans include residential construction loans, home equity loans and lines of credit, home improvement loans and lot and land development loans.

Our lending staff originates and underwrites commercial real estate loans primarily related to San Luis Obispo and Northern Santa Barbara County properties.  These loans are made based on the income generating capacity of the property or the cash flow of the borrower.  Both fixed and variable interest rates are offered with maturities generally not exceeding 10 years.  Rate and term exceptions are made for SBA-guaranteed loans secured by real estate, or for loans which can be readily sold in the secondary market.  We intend to hold the substantial majority of commercial real estate loans in our portfolio; however, we may elect to sell participations in loans when the financing requested by a customer exceeds our legal lending limit or presents an unwanted increase in loan type concentration.  Mission Community Bank has established maximum loan-to-value ratios in compliance with its loan policy and in compliance with regulatory guidelines for each real property category.

Risks associated with commercial real estate loans include fluctuations in the value of real estate, tenant vacancy rates and the quality of the borrower’s management.

Mission Community Bank makes both secured and unsecured commercial loans for working capital needs or to finance equipment purchases, inventory purchases, business expansion and purchase of a business. These loans can be short-term, with maturities ranging from thirty days to one year, or term loans ranging from one to twenty-five years. Short-term loans are generally intended to finance current transactions and typically require periodic principal payments with interest payable monthly. Term loans normally require monthly payment of principal and interest. Both short-term and long term loans normally provide for variable interest rates which adjust with changes in the commercial prime rate or comparable short-term market indices.  Commercial loans for equipment purchases are secured by UCC filings and are generally structured as fixed-rate loans with stated maturities; typically the maturity does not exceed five years.

Term loans will be extended to finance the acquisition of business entities, equipment and/or leasehold improvements.  Such term loans will be made to borrowers with a demonstrated history of profitable operations, a diverse customer base, with a typical term of three to five years.  Commercial loans generally carry more risk than real estate based loans.  Small businesses generally have less capacity than large businesses or wealthy individuals to repay loans in the event of an economic downturn or other adversity.  We seek to mitigate these risks through careful underwriting.  Risks associated with commercial loans include the quality of the commercial borrower’s management and its ability both to properly evaluate changes in the supply and demand characteristics affecting its markets for products and services and to effectively respond to such changes.

Mission Community Bank has established an SBA Department which originates and underwrites all of its SBA and other government guaranteed loans in compliance with the underwriting standards prescribed by the government agencies for these loans.  As a Small Business Administration preferred lender we participate in a variety of guaranteed loans programs for businesses including the SBA 7(A) Guaranty Program which provides loans for real estate and equipment purchase, working capital, debt refinance and start-up of new business.  The SBA 504 Program offers long-term fixed-rate financing for the purchase of major fixed assets for expanding businesses and the SBA CapLine Program provides revolving lines of credit designed to assist with receivable or contract financing.  We generally offer commercial and business loans of less than $3 million.  Mission Community Bank also actively participates in other government guaranteed loan programs for businesses including the Women, Minority and Development Corp financing program, the Economic Vitality Corp of San Luis Obispo County financing program, the Business Loan Program and the California Coastal Rural Development Corporation financing program.  Mission Community Bank also participates in the State of California’s California Capital Access Program (Cal CAP) offered through the California Pollution Control Financing Authority.

Underwriting criteria for a commercial real estate project requires that such loan requests be supported by a market analysis that evidences a viable purpose, an analysis of the ratio of net operating income to current debt service, vacancy rates of the relevant market, projected new commercial space coming on stream, leasing history and lease rates and the length of property ownership of the borrower.  As a secondary source of repayment a qualified appraisal of the real property held as collateral is required.

We originate and underwrite loans to facilitate the financing of construction projects, including residential, small residential tract, multi-family and commercial properties.  The interest rate on construction loans will adjust with changes in the commercial prime rate or comparable short-term market indices.  These loans are typically extended for terms of no more than twelve to eighteen months with an average maturity of approximately twelve months.  Qualified third-party inspectors are employed, at the borrower’s expense, to conduct on-site course of construction inspections prior to disbursement of financing draw requests.  Risks associated with construction loans involve fluctuation in the value of real estate, construction delays, inability of the borrower to acquire permanent financing and unbudgeted increases in construction costs.

Under applicable state banking laws, Mission Community Bank is limited in the amount it can loan to a single borrower to no more than 15% of the bank’s statutory capital base, unless the entire amount of the loan is secured by readily marketable collateral or certain real estate in which case the limit is increased to 25% of statutory capital to a single borrower.  As of March 31, 2007, Mission Community Bank had approximately 600 loans and 400 loan customers.  As of March 31, 2007 Mission Community Bank’s legal lending limits to a single borrower, and such borrower’s related parties, were approximately $3.9 million on a secured basis and $2.3 million for unsecured loans.

Deposit Products.  We market our deposit products to the local community and offer a full range of deposit accounts, including non-interest bearing demand deposit accounts, interest bearing checking accounts, regular savings accounts, and certificates of deposit.  We offer certificates of deposit with terms from seven days to three years, or to five years in the case of COIN CDs.  As of March 31, 2007, Mission Community Bank had 2,242 demand deposit accounts with balances totaling $35.5 million, 1,158 savings accounts with balances totaling $24.1 million and 622 time certificates of deposit with balances totaling $61.5 million.

We also offer products in furtherance of our community development mission.  For example, we offer Community Club checking accounts, savings accounts and certificates of deposits.  Our customers use these products with the understanding that we will award grants of at least $5,000 each year to each of five local non-profit organizations.  In addition, we anticipate rolling out our Individual Development Account product by the end of 2007.

We are also able to offer FDIC insurance to our customers on all of their Certificates of Deposit of up to $30,000,000.  We are able to do this as a result of our participation in the Certificate of Deposit Account Registry Service (“CDARS”) program.  This program permits the customers of Mission Community Bank to place all of their deposits at Mission Community Bank and have these deposits fully insured by the FDIC up to $30 million.  The CDARS program acts as a clearinghouse, matching deposits from one institution in the CDARS network of over 1,500 banks with other network banks (in increments of less than the $100,000 FDIC insurance limit), so funds that a customer places with Mission Community Bank essentially remain on its balance sheet.  Through the CDARS program, Mission Community Bank is also permitted to bid on additional certificates of deposit through banks across the country to meet additional funding needs.  These “One-Way Buy” CDARS deposits are considered to be brokered deposits.  As of March 31, 2007, Mission Community Bank had issued $1.6 million of certificates of deposit to local customers through the CDARS program and approximately $12 million in “One-Way Buy” CDARS considered brokered deposits.

While Mission Community Bank is not reliant on a single customer or a few customers for a material  portion of its deposits, Mission Community Bank does have a higher than average dependence (as measured by peer group analysis) on deposits of $100,000 or more, with a total of 307 deposit accounts holding $70.7 million in deposits of $100,000 or more (including time, savings and demand accounts) as of March 31, 2007.  Included in this total are nine customers with deposits of $1 million or more totaling $24.3 million, and included in this $24.3 million are deposits of approximately $9.0 million from state and local governments.  The deposit balances from these nine customers have been reasonably stable during the past several years and management has no reason to believe a significant amount of these deposits will be removed from Mission Community Bank in the near future.

Most of our deposits are generated from relationship banking and advertising.  However, we have also attracted non-local (“brokered”) certificates of deposit at market rates.  We anticipate that brokered deposits will be used from time to time in the future as an additional source of funding loan growth.  At March 31, 2007, an aggregate of $13.7 million of our total deposits are brokered deposits, which includes approximately $12 million from “One-Way Buy” CDARS deposits on which we bid.  Brokered deposits may be more volatile than other deposits due to the lack of a community relationship between the bank and the depositors who are primarily shopping for the highest interest rates.

Other Products and Services.  We also offer other customary banking products and services, including, among other things, wire transfers, courier service, overdraft protection, Visa credit cards, merchant bankcard services, debit cards and ATM cards.  We also offer Internet banking service which allows customers to review their account information, issue stop payment orders, pay bills, transfer funds and view images of cancelled checks, which internet banking service is expected to be available in Spanish in late 2007.  Further, beginning in August 2007 we will begin offering remote deposit capture as an additional service to our business customers.  Remote deposit capture permits a customer to input checks into a check scanner located at its business location and to forward the check images to Mission Community Bank in lieu of bringing the actual paper checks to the bank for deposit.  We do not presently operate a trust department and do not anticipate establishing a trust department in the foreseeable future.

Competition

The banking business in California generally, and specifically in the market area which we serve, is highly competitive with respect to virtually all products and services and has become increasingly so in recent years.  The industry continues to consolidate and strong, unregulated competitors have entered banking markets with focused products targeted at highly profitable customer segments.  Many largely unregulated competitors are able to compete across geographic boundaries and provide customers increasing access to meaningful alternatives to banking services in nearly all significant products.  These competitive trends are likely to continue.  We will compete for loans and deposits with other commercial banks, as well as with savings and loan associations, credit unions, thrift and loan companies, and other financial and non-financial institutions.  With respect to commercial bank competitors, the business is largely dominated by a relatively small number of major banks with many offices operating over a wide geographical area, which banks have, among other advantages, the ability to finance wide-ranging and effective advertising campaigns and to allocate their investment resources to regions of highest yield and demand.  Many of the major banks operating in the area offer certain services which we will not offer directly (but some of which we offer through correspondent institutions.)  By virtue of their greater total capitalization, such banks also have substantially higher lending limits than we have.

In addition to other banks, our competitors include savings institutions, credit unions, and numerous non-banking institutions, such as finance companies, leasing companies, insurance companies, brokerage firms, and investment banking firms.  In recent years, increased competition has also developed from specialized finance and non-finance companies that offer money market and mutual funds, wholesale finance, credit card, and other consumer finance services, including on-line banking services and personal finance software.  Strong competition for deposit and loan products affects the rates of those products as well as the terms on which they are offered to customers.  Mergers between financial institutions have placed additional pressure on banks within the industry to streamline their operations, reduce expenses, and increase revenues to remain competitive.  Competition has also intensified due to federal and state interstate banking laws, which permit banking organizations to expand geographically, and the California market has been particularly attractive to out-of-state institutions.  The Financial Modernization Act, which became effective March, 2000 and made it possible for full affiliations to occur between banks and securities firms, insurance companies, and other financial companies, has also intensified competitive conditions.  See “Regulation and Supervision—Financial Modernization Act” below.

Technological innovation has also resulted in increased competition in the financial services market.  Such innovation has, for example, made it possible for non-depository institutions to offer customers automated transfer payment services that previously have been considered traditional banking products.  In addition, many customers now expect a choice of several delivery systems and channels, including telephone, mail, home computer, ATMs, self-service branches, and/or in-store branches.  In addition to other banks, the sources of competition for such products include savings associations, credit unions, brokerage firms, money market and other mutual funds, asset management groups, finance and insurance companies, and mortgage banking firms.  Further, the rise of “internet banking” may require us to compete with remote entities soliciting customers in our market areas via web based advertising and product delivery.  We compete through technology by use of ATMs, internet banking, ACH origination, electronic bill pay, e-mail, and credit card and merchant card relationships.

In order to compete effectively, we have created a sales and service culture that combines the experience of our senior officers with the commitment to service and a focus on the individual needs of our customers that is found at the best community banks.  We also rely on local advertising programs, direct personal contact by our officers, directors, employees and shareholders and specialized services such as courier pick-up.  We believe we provide a level of service and decision-making responsiveness not generally offered by larger institutions.

Our primary service area consists of the County of San Luis Obispo and Northern Santa Barbara County.  We believe our primary competitors for individuals and small and medium-sized business customers are the community banks that can provide the service and responsiveness attractive to this customer base.  There are only four other community development banks in the State of California, none of which are located in the Central Coast of California, and approximately 60 community development banks nationwide, which we believe gives us a distinct competitive advantage.

Within San Luis Obispo County, based on data from the FDIC as of June 30, 2006, there were 15 banks with 74 branches with aggregate assets of $4.5 billion.  Of the 15 banks, 10 were community banks (banks with less than $1 billion in assets), with eight of these banks headquartered in San Luis Obispo County.  There were also four credit unions in San Luis Obispo County.  In Northern Santa Barbara County there were 16 banks with 37 branch offices having an aggregate of $2.1 billion in deposits.  Eight of those banks are community banks with only one headquartered in Northern Santa Barbara County.

On May 1, 2007, Mid-State Bank & Trust, one of our major competitors and the largest independent bank in San Luis Obispo County, which also served Santa Barbara and Ventura counties, was merged into Rabobank, N.A.  Management believes the merger of Mid-State Bank & Trust will increase Mission Community Bank’s competitive position in San Luis Obispo County and Santa Barbara County.

Premises

The main office of Mission Community Bank is located in a building we own at 581 Higuera Street in San Luis Obispo, California.  We lease space next to Mission Community Bank’s main office for use as our administrative offices.  Our administrative offices are located at 569 Higuera Street in San Luis Obispo.  We rent this space, which consists of approximately 2,950 square feet, pursuant to a lease which will expire on June 30, 2011.  Current monthly rental under this lease is $5,965.

Mission Community Bank also leases its approximately 3,375 square foot Business Banking Center/loan production office located at 3440 and 3480 S. Higuera Street in San Luis Obispo.  The current lease term will expire on June 30, 2009 with one five year option to extend.  Current monthly rental under this lease is $6,490 with annual increases based on increases in the consumer price index.

We had entered into a 50 year ground lease beginning October 1, 2006 for a piece of property in the city of San Luis Obispo located at South Higuera and Prado Road.  We had intended to construct our new main office and administrative offices on this property, which would have replaced our main office at 581 Higuera Street, our administrative offices at 569 Higuera Street and our Business Banking Center at 3440 and 3480 S. Higuera Street.  The ground lease provided that during the first 12 months of the lease term, until September 30, 2007, we have the option to terminate the lease without any additional cost to us.  We determined to exercise this option and terminated this ground lease in July 2007. We are now considering whether to negotiate with the landlord of this property for a shorter term lease on which to construct a new main office and administrative headquarters which would replace our existing facilities, but have not yet determined whether to pursue these negotiations, and if we do determine to pursue these negotiations, there can be no assurance that the landlord will agree to lease this property to us on the terms we would consider acceptable.

We currently rent the building in which Mission Community Bank’s Paso Robles branch office is located.  The lease is for the premises at 1226 Park Street and the current lease term will continue through July 31, 2008, with one additional five year option to extend.  Current rental under this lease is $5,125 per month.  We previously purchased a parcel of land in Paso Robles on which we are evaluating whether to build a new branch office to replace our current Paso Robles branch office.  If we do not determine to construct a new branch on this property we intend to sell this property.

Mission Community Bank leases its branch office at 154 West Branch Street, Arroyo Grande pursuant to a lease dated September 8, 2000 at a current monthly rental of $3,425, which rental will increase by any increase in the consumer price index.  The current term of the lease will expire on December 31, 2010, with one five year option to extend.

We are restricted by bank holding company regulations in holding real property for investment.  We do not invest in real estate other than for purposes of our operations or for the purposes of holding security interests in the loans we make.

Employees

As of May 1, 2007 Mission Community Bank had a total of 56 employees.  We believe that our employee relations are satisfactory.  Neither Mission Community Bancorp nor Mission Community Development Corporation has salaried employees.  Our officers all hold similar positions with Mission Community Bank.  Mission Community Bank, pursuant to inter-company arrangements, may charge Mission Community Bancorp and/or Mission Community Development Corporation for management, staff and services.

CONSOLIDATED SELECTED FINANCIAL DATA

The following selected consolidated financial data of Mission Community Bancorp should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.  The selected consolidated balance sheet data as of December 31, 2006 and December 31, 2005 and the selected consolidated statements of income data for the years ended December 31, 2006 and 2005 have been derived form the audited consolidated financial statements that are included elsewhere in this prospectus.  The selected consolidated balance sheet data as of March 31, 2007 and March 31, 2006 has been derived from the unaudited consolidated financial statements that are included elsewhere in this prospectus.  Our historical results of operations are not necessarily indicative of the results to be expected for any future period.

Consolidated Selected Financial Data

	As of and for the Years Ended December 31,		As of and for the three months ended March 31,
	2006	2005	2007	2006
			(unaudited)	(unaudited)
	(Dollars in thousands, except per share data)
Operating Data:
Interest income	$11,354	$9,435	$2,851	$2,758
Interest expense	4,441	2,879	1,216	1,037
Net interest income	6,913	6,556	1,635	1,721
Provision for loan losses	—	75	—	75
Non-interest income	635	805	170	180
Non-interest expense	6,139	5,714	1,625	1,492
Income before income taxes	1,409	1,572	180	334
Income taxes	539	615	52	131
Net income	$870	$957	$128	$203
Net income allocable to preferred stock	$133	$150	$19	$31
Balance Sheet Data:
Total assets	$158,169	$156,288	$154,491	$146,167
Earning assets	148,146	145,290	145,582	135,074
Total loans	122,799	119,475	127,336	114,175
Deposits	124,281	127,588	121,013	117,089
Total shareholders’ equity	12,153	10,981	12,328	11,242
Preferred equity	1,845	1,696	1,871	1,722
Common equity	10,308	9,285	10,457	9,520
Number of common shares outstanding	673,399	659,799	673,399	665,999
Average Balance Sheet Data(1):
Assets	$150,899	$140,344	$153,801	$151,743
Earning assets	140,894	130,695	144,095	142,031
Loans(2)	118,303	108,289	124,856	119,431
Deposits	121,038	115,016	121,337	122,764
Shareholders’ equity	11,555	10,451	12,243	11,257
Per Share Data:
Basic earnings per share	$1.10	$1.25	$0.16	$0.26
Diluted earnings per share	1.02	1.14	0.15	0.24
Average number of shares outstanding – basic	667,810	646,617	673,399	663,479
Average number of shares outstanding – diluted	720,701	708,076	719,072	719,606
Book value per common share	15.31	14.07	15.53	14.29
Cash dividends declared	0.12	0.12	—	—

(1)          All average balances consist of average daily balances.

(2)          Loans are net of the allowance for loan losses and deferred fees.

Performance Ratios:
Return on average assets	0.58%	0.68%	0.34%	0.54%
Return on average shareholders’ equity(1)	7.53%	9.16%	4.24%	7.31%
Average equity to average assets(2)	7.66%	7.45%	7.96%	7.42%
Efficiency ratio(3)	81.33%	77.63%	90.03%	78.49%
Net interest margin(4)	4.93%	5.02%	4.68%	4.93%
Non-interest revenue to total revenue	8.41%	10.94%	9.41%	9.47%
Asset Quality:
Non-performing assets(5)	$2,169	$76	$373	$361
Allowance for loan losses	1,026	1,141	1,027	1,216
Net charge-offs (recoveries)	115	28	(1)	—
Non-performing assets to total assets	1.37%	0.05%	0.24%	0.25%
Allowance for loan losses to loans	0.84%	0.96%	0.81%	1.07%
Net charge-offs to average loans	0.10%	0.03%	0.00%	0.00%
Capital Ratios:(6)
Tier 1 capital to adjusted total assets	9.34%	9.23%	9.45%	9.05%
Tier 1 capital to total risk-weighted assets	10.55%	9.82%	10.53%	10.60%
Total capital to total risk-weighted assets	11.35%	10.69%	11.31%	11.59%

(1)          Net income divided by average shareholders’ equity.

(2)   Total shareholders’ equity divided by average total assets.

(3)          Represents the ratio of non-interest expense to the sum of net interest income before provision for loan losses and total noninterest income.

(4)   Represents net interest income as a percentage of average interest-earning assets.

(5)          Nonperforming assets consist of nonperforming loans and other real estate owned.  Nonperforming loans consist of non-accrual loans and loans past due 90 days or more and still accruing interest.

(6)   Calculated with respect to Mission Community Bank.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Summary

During 2006, Mission Community Bancorp experienced a relatively flat year in both growth and earnings.  At December 31, 2006, Mission Community Bancorp had total consolidated assets of $158.2 million, a 1% increase from December 31, 2005.  Total net loans increased 3%, to $121.8 million, over that same period.  Deposits decreased 3%, to $124.3 million, while shareholders’ equity increased 11%, to $12.2 million, over the past year.

Mission Community Bancorp’s net income was $870 thousand, or $1.02 per diluted share, for the year ended December 31, 2006.  This compares with $957 thousand, or $1.14 per diluted share, in 2005.

The following are the major factors impacting our results of operations and financial condition in 2006 compared to 2005.

•                  We experienced a decrease in our net interest margin.  The net interest margin for 2006 was 4.93%, down 9 basis points from 2005.  Mission Community Bank is asset sensitive and benefited from the steady increase in short-term interest rates in 2004 and 2005.  See “Asset and Liability Management.”  Short-term rates leveled off in 2006 and, at the same time, Mission Community Bank experienced increasing pressure on the margin due to competition for deposits in the local market.  Overall, Mission Community Bancorp expects that pressure to continue in 2007, but does not expect the margin to fall in 2007 significantly below its 2006 level.

•                  We experienced a decline in SBA loans originated, sold and serviced.  SBA loans originated and sold were significantly lower in 2005 as compared to previous years, and recovery from that low level of SBA loan production was further challenged in 2006 as Mission Community Bank was without a manager of its Business Banking Center for most of the year.  Gains on loan sales declined 50% in 2005, to $344 thousand, and another 13% in 2006.  That situation was exacerbated in 2006, as rates on SBA loans continued to climb, prompting numerous SBA borrowers to prepay their loans.  When these loans were paid off, Mission Community Bank had to accelerate the amortization of the portion of the loan servicing asset related to those loans, reducing servicing fee income.  Loan servicing fees decreased $150 thousand in 2005, as compared to 2004, and decreased another $134 thousand in 2006.

•                  Our credit quality remained high.  Credit quality remained high in 2006, although non-performing loans increased $2.1 million from year-end 2005, due primarily to a then-delinquent $1.9 million contruction loan that was brought current in 2007, and net charge-offs totaled $115 thousand (0.10% of average loans) for the year.

For the first three months of 2007, our net income decreased by $75,000 compared to the first three months of 2006.  Our assets decreased by $3.7 million or 2.3% from December 31, 2006 to March 31, 2007.  The following are the major factors impacting our results of operations and financial condition as of and for the three months ended March 31, 2007.

•                  Net interest income for the three-month period ended March 31, 2007 decreased by $86 thousand or 5% from the comparable period in 2006, due primarily to a decrease in the net interest margin of 25 basis points.  The net interest margin decrease is attributable primarily to Mission Community Bank seeking to attract deposits in a competitive market by offering higher rates on certain products in the first quarter of 2007, while at the same time interest rates on loans tended to level off in late 2006 and the first quarter of 2007.

•                  For the three months ended March 31, 2007, non-interest income decreased by $10 thousand, or 6%, from the same period in 2006.  Income from gain on sale of loans, most of which are SBA-guaranteed loans, declined by $50 thousand due to decreased loan sale activity in the first quarter of 2007.  This decrease in gain on sale of loans was partially offset by an increase in loan servicing fees, net of amortization, of $21 thousand compared to a negative $12 thousand for the first quarter of 2006.  The negative loan servicing fees in the first quarter of 2006 are the result of loan prepayments being greater than Mission Community Bank’s projections, resulting in the servicing asset amortization exceeding actual servicing fees received and, consequently, negative loan servicing fees for that period.

•                  Non-interest expense increased by $133 thousand, or 9%, for the three months ended March 31, 2007, as compared to the first quarter of 2006.  Occupancy expenses increased $21 thousand as a result of increased property taxes on land purchased in Paso Robles and land leased pursuant to a ground lease in San Luis Obispo.  Salary and employee benefits increased by $31 thousand due primarily to increased staffing levels as well as normal salary increases.  Furniture and equipment expense increased by $39 thousand due primarily to depreciation and maintenance of recent investments in computer hardware and software.

•                  Total loans increased by $4.5 million, or 3.7%, from December 31, 2006 to March 31, 2007, while deposits decreased by $3.3 million, or 2.6%.  Deposits decreased due primarily to heightened competition for deposits in Mission Community Bank’s local market.

•                  Asset quality was high, with total non-performing loans of $373 thousand at March 31, 2007, which were supported by $275 thousand of SBA loans guarantees.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management of Mission Community Bancorp to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

A critical accounting policy is defined as one that is both material to the presentation of Mission Community Bancorp’s financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on Mission Community Bancorp’s financial condition and results of operations and may change in future periods.  Note A to the Audited Consolidated Financial Statements describes the significant accounting policies used in the preparation of the Consolidated Financial Statements contained herein.  Not all of these accounting policies require management to make difficult, subjective or complex judgments or estimates.  However, management believes that the following policies could be considered critical within the SEC’s definition.

Reserves and Contingencies

In the normal course of business, Mission Community Bancorp must manage and control certain risks inherent to the business of banking.  These include credit risk, interest rate risk, fraud risk, and operations and settlement risk.  Mission Community Bancorp has established reserves for risk of losses, including loan losses.  The allowance for loan losses represents management’s estimate of the probable losses that have occurred as of the date of the financial statements, as further described in Note A in the Notes to the Audited Consolidated Financial Statements contained herein.  See also “Financial Condition as of December 31, 2006 Compared to December 31, 2005—Allowance for Loan Losses” below.  These reserves or accruals are reviewed by management at least quarterly.  If the latest estimate of loss (or the actual loss) differs from the accrual or reserve recorded to date, the financial impact is reflected in the period in which the estimate is revised (or the actual loss is determined).

Revenue Recognition

Mission Community Bancorp’s primary source of revenue is interest income from loans and investment securities.  Interest income is recorded on an accrual basis.  Note A in the Notes to the Audited Consolidated Financial Statements contained herein contains an explanation of the process for determining when the accrual of interest income is discontinued on impaired loans and under what circumstances loans are returned to an accruing status.

We also record gains in connection with the sale of the guaranteed portion of certain SBA-guaranteed loans for which Mission Community Bank retains the right to service the loans.  Recording of such gains involves the use of estimates and assumptions related to the expected life of the loans and future cash flows.  Notes A and C in the Notes to the Audited Consolidated Financial Statements contained herein contain additional information regarding Mission Community Bancorp’s accounting policy for revenue recorded in connection with the sale of loans.  SBA loan servicing rights are based upon estimates and are subject to the risk of prepayments and market value fluctuation.

Basis of Presentation

The following discussion and analysis is intended to assist in an understanding of the significant factors that affected our consolidated financial condition and results of operations as of and for the years ended December 31, 2006 and 2005 and as of and for the three months ended March 31, 2007 and March 31, 2006.  This discussion, which refers to Mission Community Bancorp on a consolidated basis, should be read in conjunction with our consolidated financial statements and corresponding notes appearing elsewhere herein.

Mission Community Bancorp is inactive except for interest expense associated with the junior subordinated debentures (related to the trust preferred securities) and minimal other expenses.  Therefore, the financial information is primarily reflective of Mission Community Bank.

Mission Community Bank operates as a traditional community bank, but has also used management’s expertise in “community development” activities to focus on providing financial services to under-served markets, small businesses and business professionals.  Mission Community Bancorp and Mission Community Bank have received and used both grants and deposits under programs authorized by the Community Development Financial Institution Fund and continuously review various options for both grants and deposit programs from various government and public/private entities.  The Community Development Financial Institution status is dependent on management’s specialized knowledge of working with various governmental programs and requires a significant increase in reporting and documentation as compared with traditional bank activities.  This status is also dependent on a portion of our lending or deposit activities meeting Community Development Financial Institution Fund requirements.

Mission Community Development Corporation provides financing for small businesses and low- to moderate-income areas based on direct loans or funding pools established in conjunction with others.  Mission Community Development Corporation currently has one small community development loan outstanding and provides loan servicing for the San Luis Obispo County Economic Vitality Corporation.  Mission Community Development Corporation also services the San Simeon Earthquake Recovery Loan Fund (the “Earthquake Fund”), a loan pool funded by Mission Community Bank and other local banks.  The Earthquake Fund is structured to provide low cost financing to individuals and businesses in San Luis Obispo and Northern Santa Barbara counties which experienced severe damage in the December 22, 2003, San Simeon Earthquake.  As of March 31, 2007, the Earthquake Fund had $50,000 in loans outstanding and $373,000 available to lend.  Unless the stated purpose of the Earthquake Fund is changed in the future, it is unlikely that the remainder of the Earthquake Fund will be used; no loans have been funded since October 2004.  The consortium is looking at alternative community development uses for this loan pool.  Mission Community Development Corporation also manages a loan pool for the San Luis Obispo County Housing Trust Fund to assist in providing affordable housing.  As of March 31, 2007, the Housing Trust Fund had $1,205,000 in loans outstanding.

Mission Community Services Corporation provides technical assistance services and training to the underserved segments of the community including small businesses, minorities and low-income entrepreneurs, and provides technical assistance to applicants for the Earthquake Fund.  During 2006, Mission Community Services Corporation was awarded a five-year, $750,000 grant from the U.S. Small Business Administration to fund one of 99 Women’s Business Centers nationwide.  While Mission Community Services Corporation has not engaged in any direct lending, it intends to provide some lending in the near future.  As of December 31, 2006, Mission Community Bank has had limited direct benefit from its association with Mission Community Services Corporation.  See also Note L to the Audited Consolidated Financial Statements contained herein for additional information regarding Mission Community Services Corporation.

Results of Operations for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Average Balance Sheets and Analysis of Net Interest Income

The principal component of earnings for most banks is net interest income.  Net interest income is the difference between the interest earned on loans and investments and the interest paid on deposits and other interest-bearing liabilities.

The banking industry uses two key ratios to measure relative profitability of net interest income.  The net interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest bearing liabilities.  The interest rate spread ignores the beneficial impact of non-interest bearing deposits and capital, and provides a direct perspective on the effect of market interest rate movements.  The net interest margin is defined as net interest income as a percentage of average interest-earning assets, which includes the positive impact of obtaining a portion of the funding for earning assets with non-interest bearing deposits and capital.

The following table presents, for the periods indicated, the total dollar amounts of interest income from average interest-earning assets and the resultant yields. Also presented are the dollar amounts of interest expense and average interest-bearing liabilities, expressed both in dollars and in rates.

Net Interest Analysis

(Dollars in thousands)

	For the Years Ended
	December 31, 2006			December 31, 2005
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS
Interest-earning assets:
Loans, net of unearned income(1)	$118,303	$10,386	8.78%	$108,289	$8,625	7.96%
Investment securities(2)	16,470	685	4.32%	16,278	625	3.84%
Federal funds sold	4,283	211	4.93%	4,429	137	3.09%
Other interest income	1,838	72	3.91%	1,699	48	2.86%
Total interest-earning assets / interest income	140,894	11,354	8.08%	130,695	9,435	7.22%
Non-interest-earning assets:
Allowance for loan losses	(1,181)			(1,109)
Cash and due from banks	2,930			3,320
Premises and equipment	3,639			2,921
Other assets	4,607			4,517
Total assets	$150,889			$140,344

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Interest-bearing deposits:
Interest-bearing demand accounts	$6,747	121	1.80%	$4,851	57	1.17%
Savings deposits	30,559	899	2.94%	39,771	816	2.05%
Certificates of deposit	57,701	2,541	4.40%	47,001	1,365	2.90%
Total interest-bearing deposits	95,007	3,561	3.75%	91,623	2,238	2.44%
Federal funds purchased	—	—	—	65	3	4.74%
Federal Home Loan Bank advances	13,904	609	4.38%	10,615	422	3.97%
Subordinated debt	3,093	271	8.76%	3,093	216	6.99%
Total borrowed funds	16,997	880	5.17%	13,773	641	4.65%
Total interest-bearing liabilities / interest expense	112,004	4,441	3.97%	105,396	2,879	2.73%
Non-interest-bearing liabilities:
Non-interest-bearing deposits	26,031			23,393
Other liabilities	1,299			1,104
Total liabilities	139,334			129,893
Shareholders' equity	11,555			10,451
Total liabilities and shareholders’ equity	$150,889			$140,344
Net interest-rate spread			4.11%			4.49%
Impact of non-interest-bearing sources and other changes in balance sheet composition			0.82%			0.53%
Net interest income / margin on earning assets(3)		$6,913	4.93%		$6,556	5.02%

(1)          Non-accrual loans are included in the calculation of the average balances of loans; interest not accrued is excluded.

(2)          Yields on tax-exempt municipal securities (included with investment securities) have been adjusted to their fully-taxable equivalents in 2006.  Mission Community Bank had no tax exempt securities in 2005.

(3)   Net interest income as a % of earning assets.

Net interest income is affected by changes in the amount and mix of our interest-earning assets and interest-bearing liabilities, referred to as the change due to volume.  Average interest-earning assets grew by $10.2 million in 2006 over 2005, primarily driven by loan volume—the most profitable component of interest-earning assets.  Interest-bearing liabilities increased $6.6 million over the past year.  Net interest income is also affected by changes in the yields we earn on interest-earning assets and the rates we pay on interest-bearing deposits and borrowed funds, referred to as the change due to rate.  The average yield on interest-earning assets increased by 86 basis points (0.86%) in 2006, while the average rate paid on interest-bearing liabilities increased by 124 basis points, causing pressure on the net interest margin.  As a result, the net interest margin decreased 9 basis points in 2006, from 5.02% to 4.93%.

Mission Community Bank is asset sensitive and benefited from the steady increase in short-term interest rates in 2004 and 2005.  See “Asset and Liability Management”.  As short-term rates leveled off in 2006, Mission Community Bank experienced increasing pressure on the margin due to competition for deposits in the local market and from other non-local financial institutions.  Overall, Mission Community Bank expects that pressure to continue in 2007, but does not expect the margin to fall in 2007 significantly below its 2006 level.

The following table sets forth changes in interest income and interest expense for each major category of interest-earning assets and interest-bearing liabilities, and the amount of those variances attributable to volume and rate changes for the years indicated.

Rate / Volume Variance Analysis(1)

(In thousands)

	Year Ended December 31, 2006			Year Ended December 31, 2005
	Compared to 2005			Compared to 2004
	Increase (Decrease)			Increase (Decrease)
	in interest income and expense			in interest income and expense
	due to changes in:			due to changes in:
	Volume	Rate	Total	Volume	Rate	Total
Interest-earning assets:
Loans, net of unearned income	$836	$925	$1,761	$981	$959	$1,940
Investment securities	7	53	60	(10)	58	48
Federal funds sold	(5)	79	74	(10)	76	66
Other interest income	4	20	24	(33)	(11)	(44)
Total increase in interest income	842	1,077	1,919	928	1,082	2,010

Interest-bearing liabilities:
Transaction accounts	27	37	64	10	22	32
Savings deposits	(218)	301	83	(31)	320	289
Certificates of deposit	360	816	1,176	119	501	620
Total interest-bearing deposits	169	1,154	1,323	98	843	941
Federal funds purchased	(3)	—	(3)	3	—	3
FHLB advances	141	46	187	124	40	164
Subordinated debt	—	55	55	—	63	63
Total borrowed funds	138	101	239	127	103	230
Total increase in interest expense	307	1,255	1,562	225	946	1,171
Increase in net interest income	$535	$(178)	$357	$703	$136	$839

(1)          Changes not solely attributable to rate or volume have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the changes in each.

Provision for Loan Losses

Credit risk is inherent in the business of making loans.  Mission Community Bank makes provisions for loan losses when required to bring the total allowance for loan losses to a level deemed appropriate. The determination of the appropriate level for the allowance is based on such factors as historical loan loss experience, the volume and type of lending conducted, the amount of nonperforming loans, regulatory policies, general economic conditions, and other factors related to the collectibility of loans in the portfolio.  The provision for loan losses is charged to earnings and totaled $75,000 for 2005.  Based on management’s analysis of the allowance for loan losses as of December 31, 2006, no additional provision was required in 2006, as management judged the allowance to be adequate to absorb currently identified potential losses as well as any likely future losses.

See “Financial Condition as of December 31, 2006 Compared to December 31, 2005—Allowance for Loan Losses” below for additional information on the procedures for monitoring the adequacy of the allowance, as well as detailed information concerning the allowance for loan losses.

Non-interest Income

Non-interest income decreased $170 thousand in 2006 as compared to 2005, due to decreased SBA loan origination and sale activity, as well as increased amortization of SBA servicing assets on loans previously sold with servicing retained.

Mission Community Bank derives a material portion of its non-interest income from the sale of SBA guaranteed loans.  Gain on sale of SBA loans decreased by $46,000 in 2006 as compared to 2005, after decreasing $321,000 in 2005 as compared to 2004.  Due to a number of factors, including competition in the local market, SBA loans originated and sold were at a reduced level in 2005.  Recovery from that low level of SBA loan production was further challenged in 2006 as Mission Community Bank was without a manager of its Business Banking Center for most of the year.  Gains on loan sales declined 50% in 2005, to $344 thousand, and declined another 13% in 2006.

The increased amortization of the SBA servicing assets was the result of loan payoffs earlier than originally projected, primarily because of the higher interest rate environment.  When these loans were paid off, Mission Community Bank had to accelerate the amortization of the portion of the loan servicing asset related to those loans, reducing servicing fee income in 2006.  Loan servicing fees (net of amortization) decreased $150 thousand in 2005, as compared to 2004, and decreased another $134 thousand in 2006.

In 2005 Mission Community Bancorp received a $135,000 CDFI technical assistance grant to help offset any costs associated with providing additional services to the un- and under-banked in its target market area.  Until the fourth quarter of 2006 this grant had been reflected in other liabilities in the consolidated balance sheet pending concurrence from the Community Development Financial Institution Fund regarding the proposed spending plan.  By December 31, 2006, Mission Community Bancorp had incurred qualifying expenses totaling $100 thousand.  That portion of the grant was recognized in non-interest income in 2006.

Mission Community Bank and Mission Community Bancorp expect to continue to apply for grants and awards, but no assurance can be given that any future BEA grants or awards will be received.

Non-interest Expense

Non-interest expense increased in 2006 by $425 thousand, or 7%.

Non-interest expenses that had material changes from 2005 to 2006 were:

•                  Salary and benefits increased by $273 thousand, or 9%.  Salaries increased $112 thousand, due to normal salary increases during the year.  Employee benefit cost increases included company contributions to 401(k), profit sharing and incentive plans ($71 thousand), group health insurance ($28 thousand) and stock compensation expense for officers ($55 thousand).

•                  Furniture and equipment expense increased by $49 thousand, or 19%, due primarily to depreciation on computer hardware and software (up $43 thousand for the year).

•                  Data processing expenses increased by $57 thousand, or 14%, due to growth, Mission Community Bank’s expanded use of functions available in its core processing system, as well as the costs of converting to a new internet banking system in 2006.

•                  Marketing and business development increased by $40 thousand, or 15%.  Advertising costs accounted for $29 thousand of the increase, as Mission Community Bank increased its promotion of deposit and loan products in the local print media.  Also included in marketing and business development for 2006 is $89 thousand of contributions to the non-profit affiliate MCSC, to further MCSC’s mission of providing Central Coast and Central California small businesses with technical assistance, counseling and training in finance, management, marketing procurement and access to the U. S. Small Business Administration’s programs and services.  Also in 2006, the Mission Community Club Program generated $25,000 in grants to local non-profit organizations.  In 2005 Mission Community Bancorp recognized $75 thousand in contributions expense related to its guarantee of Mission Community Service Corporation’s borrowings (see Notes L and Q to the audited consolidated financial statements contained herein).

•                  Insurance and regulatory assessments increased $60 thousand, or 64%.  Liability insurance costs increased $32 thousand, property/casualty insurance increased $20 thousand and regulatory assessments were up $8 thousand.

•                  Loan and lease expenses decreased $22 thousand, or 22%, as Mission Community Bank’s loan originations were down in 2006 as compared to 2005.  These expenses are largely related to new loans originated and draws on construction loans.

Income Taxes

Mission Community Bancorp’s combined federal and state effective income tax rate was 38.3% in 2006 and 39.1% in 2005.  The decrease in the effective rate from 2005 to 2006 was primarily due to increased tax-free income from municipal securities and loans.  See Note H to the audited consolidated financial statements contained herein for more information on income taxes.

Results of Operations for the Three Months Ended March 31, 2007 Compared to the Three Months Ended March 31, 2006

Average Balance Sheets and Analysis of Net Interest Income

Net interest income is the largest source of Mission Community Bank’s operating income.  For the three-month period ended March 31, 2007, net interest income was $1.635 million, a decrease of $86 thousand, or 5% from the comparable period in 2006.

The net interest margin (net interest income as a percentage of average interest earning assets) was 4.68% for the three-month period ended March 31, 2007, a decrease of 25 basis points as compared to the same period in 2006.  The decrease in the net interest margin in 2007 was principally attributable to the overall increase in interest rates through mid-year 2006.  Interest rates tended to continue to rise on the deposit side, particularly on certificates of deposit, even though rates on loans began to level off later in 2006 and into the first quarter of 2007.

The following table shows the relative impact of changes in average balances of interest earning assets and interest bearing liabilities, and interest rates earned and paid by us on those assets and liabilities for the three-month periods ended March 31, 2007 and 2006:

Net Interest Analysis

(Dollars in thousands)

	For the Three Months Ended
	March 31, 2007			March 31, 2006
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate
Assets:
Interest-earning assets:
Loans, net of unearned income	$124,856	$2,643	8.65%	$119,431	$2,527	8.60%
Investment securities(1)	16,231	171	4.49%	16,148	163	4.16%
Federal funds sold	1,124	15	5.33%	4,576	51	4.54%
Other interest income	1,884	22	4.83%	1,876	17	3.58%
Total interest-earning assets	144,095	$2,851	8.11%	142,031	$2,758	7.89%
Non-interest-earning assets:
Allowance for loan losses	(1,027)			(1,167)
Cash and due from banks	2,374			3,194
Premises and equipment	3,712			3,341
Other assets	4,647			4,344
Total assets	$153,801			$151,743

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing deposits:
Transaction accounts	$12,269	$90	2.96%	$4,896	$18	1.50%
Savings deposits	24,015	154	2.60%	33,581	240	2.90%
Certificates of deposit	60,069	718	4.85%	58,526	579	4.01%
Total interest-bearing deposits	96,353	962	4.05%	97,003	837	3.50%
Federal funds purchased	16	—	6.35%	—	—	—
Federal Home Loan Bank advances	15,806	185	4.76%	13,400	137	4.17%
Subordinated debt	3,093	69	8.99%	3,093	63	8.22%
Total borrowed funds	18,915	254	5.45%	16,493	200	4.93%
Total interest-bearing liabilities	115,268	1,216	4.28%	113,496	1,037	3.71%
Non-interest-bearing liabilities:
Non-interest-bearing deposits	24,984			25,761
Other liabilities	1,306			1,229
Total liabilities	141,558			140,486
Shareholders' equity	12,243			11,257
Total liabilities and shareholders’ equity	$153,801			$151,743

Net interest-rate spread			3.83%			4.18%
Impact of non-interest-bearing sources and other changes in balance sheet composition			0.85%			0.75%
Net interest income /margin on earning assets(2)		$1,635	4.68%		$1,721	4.93%

(1)           Yields on tax-exempt municipal securities (included with investment securities) and loans have been adjusted to their fully-taxable equivalents.

(2)           Net interest income as a % of earning assets.

Shown in the following table are the relative impacts on net interest income of changes in the average outstanding balances (volume) of earning assets and interest bearing liabilities and the rates earned and paid by us on those assets and liabilities for the three-month periods ended March 31, 2007 and 2006.  Changes in interest income and expense that are not attributable specifically to either rate or volume are allocated proportionately among both variances.

Rate / Volume Variance Analysis

(In thousands)

	Three Months Ended March 31, 2007
	Compared to 2006
	Increase (Decrease)
	in interest income and expense
	due to changes in:
	Volume	Rate	Total
Interest-earning assets:
Loans, net of unearned income	$115	$1	$116
Investment securities	1	7	8
Federal funds sold	(44)	8	(36)
Other interest income	—	5	5
Total increase in interest income	72	21	93

Interest-bearing liabilities:
Transaction accounts	43	29	72
Savings deposits	(63)	(23)	(86)
Certificates of deposit	16	123	139
Total interest-bearing deposits	(4)	129	125
Federal funds purchased	—	—	—
FHLB advances	27	21	48
Subordinated debt	—	6	6
Total borrowed funds	27	27	54
Total increase in interest expense	23	156	179
Increase (decrease) in net interest income	$49	$(135)	$(86)

The tables reflect the impact of higher rates paid by Mission Community Bank on certificates of deposit, money market (transaction) accounts, and borrowed funds (FHLB advances) for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006.  This is the result of heightened competition for deposits in the local market combined with a series of interest rate hikes by the Federal Reserve from mid-2004 through mid-2006.  Overall, our cost of funds increased by 57 basis points over the past year—from 3.71% to 4.28%.  A $5.4 million increase in the volume of loans outstanding—our most profitable interest-earning asset—partially offset the detrimental effect on earnings of the higher cost of funds.

Based on current economic forecasts, Mission Community Bank anticipates that short-term interest rates have reached a plateau and may begin to decrease in the second half of 2007.  Management expects these rate changes in 2007 will have a slightly negative impact on the net interest margin.

Provision for Loan Losses

Mission Community Bank recorded no provision for loan losses for the three months ended March 31, 2007.  A $75 thousand provision was recorded in the first quarter of 2006.  Mission Community Bank had recoveries of $1 thousand and no charge-offs for the first three months of 2007, as compared with no charge-offs nor recoveries for the first three months of 2006.  The ratio of allowance for loan losses to total loans was 0.81% at March 31, 2007, as compared to 1.07% a year ago and 0.84% as of December 31, 2006.

Non-Interest Income

Non-interest income represents service charges on deposit accounts and other non-interest related charges and fees, including fees from the sale of loans.  For the three-month period ended March 31, 2007, non-interest income was $170 thousand, a decrease of $10 thousand, or 6%, from the same period in 2006.

The following table shows the major components of non-interest income:

Non-Interest Income

(In thousands)

	For the Three Months Ended March 31,
	$ Amount		Change
	2007	2006	Change	% Change
Service charges on deposit accounts	$56	$55	$1	2%
Gain on sale of loans	59	109	(50)	-46%
Loan servicing fees, net of amortization	21	(12)	33	nm *
Grants and awards	13	—	13	nm *
Other income and fees	21	28	(7)	-25%
Total non-interest income	$170	$180	$(10)	-6%

*nm - not meaningful

Mission Community Bank derives a substantial portion of its non-interest income from the sale of loans, most of which are SBA-guaranteed loans.  Loan sale activity was at a reduced level in the first quarter of 2007 as compared to 2006, due to the lingering effects of Mission Community Bank being without an SBA department manager for the last several months of 2006, as well as a slower secondary market for SBA-guaranteed loans in the first quarter of 2007.  A new SBA department manager was hired in January 2007.  When SBA loans are sold with servicing retained, a gain is generally recognized and a servicing asset is recorded representing the present value of the net servicing fees expected to be received in the future.  The servicing asset is then amortized over the period that servicing fees are expected to be received.  Due to loan prepayments in the first quarter of 2006 in advance of Mission Community Bank’s initial projections, the servicing asset amortization exceeded actual servicing fees received, resulting in negative net loan servicing fees for that period.  As market interest rates leveled off in mid-2006, loan prepayments slowed down, returning servicing asset amortization to a more normal level.

An additional $13 thousand of qualifying expenditures with respect to a $135,000 CDFI technical assistance grant was incurred in the first quarter of 2007, and that amount is reflected as grants and awards income in the table above.  All or a portion of the remaining $22 thousand could be recognized in income in 2007 if additional qualifying expenses or purchases are incurred.  To the extent that qualifying expenses or purchases are not incurred, however, the grant funds may be returned.

The majority of the service charge income relates to NSF fee income and other fees not directly assessed on deposit accounts.  Many of Mission Community Bank’s deposit products and services have low or no fees, and Mission Community Bank does not expect to change this strategy in the near future.

Non-Interest Expense

Non-interest expenses increased by $133 thousand or 9% for the three months ended March 31, 2007, as compared to the first quarter of 2006.

The following table shows the major components of non-interest expenses:

Non-Interest Expense

(In thousands)

	For the Three Months Ended March 31,
	$ Amount		Change
	2007	2006	Change	% Change
Salaries and employee benefits	$877	$846	$31	4%
Occupancy expenses	148	127	21	17%
Furniture and equipment	112	73	39	53%
Data processing	113	108	5	5%
Professional fees	56	44	12	27%
Marketing and business development	76	67	9	13%
Office supplies and expenses	55	56	(1)	-2%
Insurance and regulatory assessments	52	55	(3)	-5%
Loan and lease expenses	23	24	(1)	-4%
Other	113	92	21	23%
Total non-interest expense	$1,625	$1,492	$133	9%

The increase in salaries and employee benefits is primarily due to increased staffing levels, as well as normal annual salary increases.  Occupancy expense increased as a result of increased property taxes on the land purchased in Paso Robles in 2005 and land leased in San Luis Obispo pursuant to a 50-year ground lease in October 2006 on which we had intended to build a new administrative office and branch prior to our exerise of an option to terminate this ground lease in July 2007. Depreciation and maintenance of recent investments in computer hardware and software account for most of the increase in furniture and equipment expense.

Income Taxes

Income tax expense for the three months ended March 31, 2007, was $52 thousand, compared with $131 thousand for the same period in 2006.  The effective tax rate (income tax expense as a percentage of pre-tax income) for the first three months of 2007 was 28.6%, compared with 39.3% for the same period in 2006.  The decreased effective tax rate for the three months ended March 31, 2007 is primarily due to tax-exempt income on municipal securities and loans comprising a larger proportion of pre-tax income in 2007 as compared to the same period in 2006.

Financial Condition as of December 31, 2006 Compared to December 31, 2005

Investment Activities

Banks purchase and own investment securities for yield, to provide liquidity and to balance the overall interest-rate sensitivity of its assets and liabilities.  Mission Community Bank does not maintain a trading account.

Investment goals are to obtain the highest yield consistent with maintaining a stable overall asset and liability position while limiting economic risks.  In accordance with this policy, management actively manages its investment portfolio between available for sale and held to maturity investments, the composition of which has shifted over time.  Due to a change in investment strategy in 2005, all securities in the held-to-maturity category were reclassified to available-for-sale.  This change in investment strategy was intended to improve Mission Community Bank’s financial flexibility.

Investment policies and limits have been established by the board of directors.  Investments can include federally-insured certificates of deposit, obligations of the U.S. Treasury and U.S. agencies, mortgage-related instruments or issues backed by U.S. agencies, municipal bonds rated Baa or better (Moody’s), Aaa-rated private label mortgage-backed and asset-backed securities, and corporate securities rated A or A-1.  Guidelines have been established for diversification of the portfolio among these investment categories and per-transaction limits have been established as well.  Mission Community Bank’s chief financial officer reports investment purchase and sale activity to the Board on a monthly basis and more detailed quarterly reports are presented to the Investment Committee.

The following table presents the distribution of investments by sector, the maturity dates of the investments, and the weighted average yields of the investments:

Investment securities composition

	December 31, 2006			December 31, 2005
		Approx.			Approx.
	Amortized	Market	%	Amortized	Market	%
	Cost	Value	Yield	Cost	Value	Yield
	(Dollars in thousands)
U.S. Government agencies:
Within one year	$1,999	$1,982	3.51%	$—	$—
One to five years	3,494	3,432	4.16%	4,499	4,377	3.63%
Five to ten years	1,000	990	4.73%	1,500	1,480	4.32%
After 10 years	999	966	4.31%	999	951	4.31%
Total U.S. Government agencies	7,492	7,370	4.08%	6,998	6,808	3.87%
Mortgage-backed and asset-backed securities:(1)
Within one year	3	3	—	—
One to five years	855	842	4.10%	962	934	3.72%
Five to ten years	236	230	4.09%	426	419	4.70%
After 10 years	5,989	6,028	4.30%	7,756	7,655	4.20%
Total mortgage-backedand asset-backed securities	7,083	7,103	4.27%	9,144	9,008	4.17%
Municipal securities:(2)
After 10 years	1,941	1,943	6.01%	—	—
Total municipal securities	1,941	1,943	6.01%	—	—
Total investment securities	$16,516	$16,416	4.39%	$16,142	$15,816	4.04%

(1)                                  The non-accrual security is included in the amortized cost and market value of securities.  Yields reflect no interest income on the non-accrual security.

(2)                                  Yields on tax-exempt municipal securities have been adjusted to their fully-taxable equivalents in 2006.  Mission Community Bank had no tax-exempt securities in 2005.

During 2006, Mission Community Bank purchased $1.9 million of municipal securities to take advantage of their higher yields on a fully taxable equivalent basis.  All of the municipal securities purchased to date are within California, bank qualified, and are rated at least Aaa.

In 2004, management established a loss reserve for one of Mission Community Bank’s asset-backed securities after concluding it was “other than temporarily impaired.”  The security is in non-accrual status, with any interest payments received being credited to the reserve.  As of December 31, 2006, the gross book value of the security was $330,613 and the reserve was $246,405, for a net book value of $84,208.  See “Financial Condition as of March 31, 2007 Compared to December 31, 2006—Investment Activities.”

See Note B in the notes to the audited consolidated financial statements contained herein for additional information on investment securities.

Lending Activities

Mission Community Bank originates loans, participates in loans from other banks and structures loans for possible sale in the secondary market.

The following table sets forth the composition of our loan portfolio by type of loan at the periods indicated:

Loan Portfolio Composition

(Dollars in thousands)

	As of December 31,
	2006		2005
Type of Loan	Amount	Percentage	Amount	Percentage
Commercial	$21,944	17.87%	$15,005	12.56%
Agricultural	123	0.10%	152	0.13%
Real estate	66,591	54.23%	71,878	60.16%
Construction	31,639	25.76%	29,921	25.04%
Consumer	2,502	2.04%	2,519	2.11%
Total loans	$122,799	100.00%	$119,475	100.00%

Off-balance-sheet commitments:
Undisbursed loan commitments	$35,375		$37,379
Standby letters of credit	213		203

The following table sets forth as of December 31, 2006, the maturities and sensitivities of loans to interest rate changes:

Maturity and Rate Sensitivity of Loans

(Dollarsin thousands)

					Rate Structure for Loans
	Maturity				Maturing Beyond One Year
	One year	One through	Over five		Fixed	Floating
	or less	five years	years	Total	Rate	Rate
Commercial	$14,000	$5,011	$2,933	$21,944	$7,711	$233
Agricultural	123	—	—	123	—	—
Real estate	22,347	9,435	34,809	66,591	38,883	5,361
Construction	29,649	203	1,787	31,639	248	1,742
Consumer Loans	468	698	1,336	2,502	2,034	—
Total Loans	$66,587	$15,347	$40,865	$122,799	$48,876	$7,336

Mission Community Bank funds commercial loans to provide working capital, to finance the purchase of equipment and for other business purposes.  These loans can be short-term, with maturities ranging from thirty days to one year, or term loans, with maturities normally ranging from one to twenty-five years.  Short-term loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly.  In years prior to 2006, term loans have normally provided for floating interest rates, with monthly payments of both principal and interest.  However, in 2006, with the increased interest rate environment, Mission Community Bank saw a marked increase in demand for fixed rate loans.  To retain valued borrower relationships, Mission Community Bank converted approximately $5.8 million of floating rate loans to fixed rates in 2006.  Most of these loans are secured by real estate.  Mission Community Bank’s Asset and Liability Committee (“ALCO”) approved this fixed rate loan program in light if Mission Community Bank’s asset-sensitive structure.

Included in commercial loans are SBA loans.  Mission Community Bank originates and services SBA loans and is active in specific SBA programs.  Further, Mission Community Bank is designated as an SBA preferred lender which allows greater flexibility to meet small business loan requests with a more timely credit approval process.

Mission Community Bank makes adjustable rate SBA-guaranteed loans and generally sells the guaranteed portion of the SBA loans in the secondary market while retaining the servicing rights for those loans.  At December 31, 2006 and 2005, Mission Community Bank serviced approximately $23.3 million and $32.2 million, respectively, in SBA loans.  During 2006, due to the above-mentioned demand for fixed rate loans, approximately $4.4 million of previously sold adjustable rate SBA loans were repurchased and converted to fixed rate SBA-guaranteed loans.  (These repurchased SBA loans are included in the $5.8 million total loans converted from floating to fixed rates mentioned above.)  The secondary market for fixed rate SBA loans is very limited, so none of these fixed rate loans had been sold as of December 31, 2006, and Mission Community Bank intends to retain these loans for its own portfolio.

Consumer loans are used to finance automobiles, various types of consumer goods, and other personal purposes.  Consumer loans generally provide for the monthly payment of principal and interest.  Most consumer loans are secured by the personal property being purchased.

Mission Community Bank is active in construction lending for interim loans to finance the construction of commercial and single family residential property.  Construction loans totaled $31.6 million as of December 31, 2006, a $1.7 million increase from a year earlier.  These loans are typically extended for terms of no more than 12 to 18 months.  Generally, Mission Community Bank does not provide loans for speculative purposes except to known builders who have a track record of successful projects and the expertise and financial strength for the particular type of building.

Residential real estate loans are generally limited to home equity loans and home equity lines of credit.  Mission Community Bank has not been active in residential real estate lending.

Other real estate loans consist primarily of commercial and industrial real estate loans.  These loans are made based on the income generating capacity of the property or the cash flow of the borrower and are secured by the property.  Mission Community Bank offers both fixed and variable rate loans with maturities which generally do not exceed 25 years.  Exceptions are made for SBA-guaranteed loans secured by real estate, or for other commercial real estate loans which can be readily sold in the secondary market.

Asset Quality

The risk of nonpayment of loans is inherent in the banking business. That risk varies with the type and purpose of the loan, the collateral which is utilized to secure payment and, ultimately, the creditworthiness of the borrower.  In order to minimize this credit risk, all loans exceeding lending officers’ individual lending limits are reviewed and approved by a Management Loan Committee.  Loans exceeding the Management Loan Committee’s authorization are reviewed and approved by the Loan Committee of the board of directors.  The Board Loan Committee is comprised of outside directors and Mission Community Bank’s chief executive officer.

Loan grades are assigned based on a risk assessment of each loan.  Loans with minimum risk are graded as “pass,” with other classifications of “special mention,” “substandard,” “doubtful” and “loss,” depending on credit quality.  Loans graded “substandard” or “doubtful” are considered “classified” loans, and loans graded “loss” are charged off.  As these loans are identified in our review process, they are added to the internal watch list and a loss allowance is established for them of at least the following amounts:  special mention — 5%, substandard — 15%, doubtful — 50%, and loss — 100%.  These amounts are reduced only if circumstances for a particular loan are such that Mission Community Bank is clearly insulated from loss.  Mission Community Bank engages an outside firm to perform, at least quarterly, a review of the loan portfolio, and to test the adequacy of the allowance for loan losses.  In addition, loans are examined periodically by Mission Community Bank’s federal and state regulators.

The following table provides year-end information with respect to the components of our impaired or nonperforming assets at the dates indicated:

Non-Performing Assets

(Dollars in thousands)

	As of December 31,
	2006	2005
Loans on nonaccrual status	$240	$76
Loans past due 90 days or more and accruing	1,929	—
Restructured loans	—	—
Total nonperforming loans	2,169	76
Other real estate owned	—	—
Total nonperforming assets	$2,169	$76

Allowance for loan losses	$1,026	$1,141

Asset quality ratios:
Non-performing assets to total assets	1.37%	0.05%
Non-performing loans to total loans	1.77%	0.06%
Allowance for loan losses to total loans	0.84%	0.96%
Allowance for loan losses to total non-performing loans	47%	1501%

Non-accrual loans are loans which management believes may not be fully collectible as to principal and interest.  Generally, loans are placed in non-accrual status when they are 90 days or more past due unless they are well-secured and in the process of collection.  Once placed in non-accrual status, a loan is not returned to accrual status until it is brought current with respect to both principal and interest payments, the loan is performing to current terms and conditions, the interest rate is commensurate with market interest rates and future principal and interest payments are no longer in doubt, at which time a further review of the loan is conducted.

The $1.9 million of loans past due 90 or more days and accruing represents one construction loan that was past due as of December 31, 2006, but which was brought current in mid-January 2007.  The loan is well-secured by real estate collateral.  Mission Community Bank has approved an extension on the maturity of this loan until December 2007.  Management’s analysis of this loan as of December 31, 2006, indicates that Mission Community Bank has no loss exposure.

Restructured loans are those loans with concessions in interest rates or repayment terms due to a decline in the financial condition of the borrower.  Other real estate owned is acquired in satisfaction of loans through foreclosure or other means and is carried on an individual asset basis at the lower of the recorded investment in the related loan or the estimated fair value of the property, less selling expenses.  Mission Community Bank had no restructured loans or other real estate at any time during 2005 or 2006.

As of December 31, 2006, all of the non-accrual loans were SBA loans, with $216 thousand of the total guaranteed by the SBA.  At December 31, 2005, 89% of Mission Community Bank’s non-accrual loans were SBA loans, and $58 thousand of the total was guaranteed by the SBA.

Mission Community Bank has no foreign loans.

Potential Problem Loans

At December 31, 2006, Mission Community Bank had approximately $556 thousand of loans, supported by $433 thousand of SBA guarantees, that were not categorized as non-performing, but for which known information about the borrower’s financial condition caused management to have concern about the ability of the borrowers to comply with the repayment terms of the loans.  These loans were identified through the loan review process described above.  Based on the evaluation of current market conditions, loan collateral, other secondary sources of repayment and cash flow generation, management does not anticipate any significant losses related to these loans.  These loans are subject to continuing management attention and are considered in the determination of the allowance for loan losses.

While credit quality, as measured by loan delinquencies and by Mission Community Bank’s internal risk grading system, appears to be satisfactory as of December 31, 2006, there can be no assurances that new problem loans will not develop in future periods.  A decline in economic conditions in Mission Community Bank’s market area or other factors could adversely impact individual borrowers or the loan portfolio in general.  Mission Community Bank has well defined underwriting standards and expects to continue with prompt collection efforts, but economic uncertainties or changes may cause one or more borrowers to experience problems in the coming months.

Loan Concentrations

The Board of Directors has approved concentration levels (as a percentage of capital) for various loan types based on Mission Community Bank’s business plan and historical loss experience.  On a quarterly basis, management provides a loan concentration report to the board with information relating to concentrations.  Management’s review of possible concentrations includes an assessment of loans to multiple borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions.  Management is not aware of any such concentrations in similar activities.

The following table reflects the major concentrations in the loan portfolio, by type of loan, as of December 31, 2006:

Loan Concentrations

December 31, 2006

(Dollars in thousands)

Type of Loan	Amount	Percent of Total Loans

Construction and land development	$31,639	25.8%
Other real estate loans (by type of collateral):
Non-farm, non-residential property	49,224	40.1%
1 to 4 family residential - 1st liens	3,737	3.0%
1 to 4 family residential - Jr. liens	6,249	5.1%
Multi-family residential	4,972	4.0%
Farmland	2,409	2.0%
Total real estate-secured loans	98,230	80.0%
Commercial loans and leases	21,944	17.9%
Agricultural loans	123	0.1%
Consumer loans	2,502	2.0%
Total loans, including loans held for sale	$122,799	100.0%

The table indicates a concentration in commercial real estate loans (construction loans and loans secured by non-farm, non-residential and multi-family residential properties) totaling $85.8 million.  However, under the regulatory definition of commercial real estate—which excludes owner-occupied properties— Mission Community Bank’s commercial real estate concentration is reduced to $69.4 million, or 56.5% of total loans.  Mission Community Bank has had no loss experience with these types of loans, all are well secured and, except for the one loan reported above as past due more than 90 days and accruing, none is classified.

Mission Community Bank’s analysis of loan concentrations compared to a California peer group of 50 banks suggests that Mission Community Bank does not have an unusually high real estate concentration compared to other similar sized banks in California.  Banks in California typically are more prone than banks in other states to use real estate collateral for many commercial loans for business purposes where collateral is taken as an abundance of caution.  In its analysis of real estate concentrations, Mission Community Bank carefully considers economic trends and real estate values.  The commercial real estate market in San Luis Obispo County remains strong, with good demand, limited vacancies and rising rents.

Allowance for Loan Losses

The following table summarizes, for each reported period, changes in the allowance for loan losses arising from loans charged off, recoveries on loans previously charged off, additions to the allowance which have been charged to operating expenses, and certain ratios relating to the allowance for loan losses:

Summary of Loan Loss Experience

(Dollars in thousands)

	2006	2005

Balance at beginning of year	$1,141	$1,094
Loans charged off:
Real Estate	—	—
Commercial	(102)	(24)
Consumer	(19)	(7)
Other	—	—
Total loans charged off	(121)	(31)
Recoveries:
Real Estate	—	—
Commercial	6	1
Consumer	—	2
Other	—	—
Total recoveries	6	3
Net recoveries (charge-offs)	(115)	(28)
Provision charged to operations	—	75
Balance at end of year	$1,026	$1,141

Ratio of net charge-offs to average loans	0.10%	0.03%
Ratio of provision to average loans	0.00%	0.07%

Mission Community Bank makes provisions for loan losses when required to bring the total allowance for loan and lease losses to a level deemed appropriate for the level of risk in the loan portfolio.  Mission Community Bank performs a quarterly detailed review to identify the risks inherent in the loan portfolio, to assess the overall quality of the loan portfolio and to determine the adequacy of the allowance for loan losses and the related provision for loan losses to be charged to expense.  Systematic reviews follow the methodology set forth by various regulatory policy statements on the allowance for loan losses.

A key element of Mission Community Bank’s methodology is the previously discussed credit classification process.  As of December 31, 2006, Mission Community Bank did not establish special reserves for individual loans based on specific anticipation of loss to the portfolio.  The inherent risk present in the “acceptable” portion of the loan portfolio is taken into consideration and adjustments made for trends, changes in economic conditions and other relevant factors that may affect repayment of the loans.

Management and the board consider the allowance for loan losses to be adequate to provide for losses inherent in the loan portfolio.  Although management uses available information to recognize losses on loans and leases, future additions to the allowance may be necessary based on changes in economic conditions.  In addition, federal regulators periodically review our allowance for loan losses and may recommend additions based upon their evaluation of the portfolio at the time of their examination.  Accordingly, there can be no assurance that our allowance for loan losses will be adequate to cover future loan losses or that significant additions to the allowance for loan losses will not be required in the future.  Material additions to the allowance for loan losses would decrease earnings and capital and would thereby reduce Mission Community Bank’s ability to pay dividends, among other adverse consequences.

The ratio of allowance for loan losses to total loans as of December 31, 2006 was 0.84%.  Management and the board consider this to be adequate based on their analysis and reviews of the portfolio.

As part of the analysis of the allowance, the Bank assigns certain risk factors to the entire loan portfolio in addition to the specific percentages used for classified loans.  The following table summarizes the allocation of the allowance for loan losses by general loan types based on collateral or security type as used internally by Mission Community Bank as of December 31, 2006 and 2005..

	December 31, 2006				December 31, 2005
(dollars in thousands)	Loans	Percent of Total Loans	Allowance Allocation	% of Total Allowance	Loans	Percent of Total Loans	Allowance Allocation	% of Total Allowance
Unclassified loans:
Real estate	$94,772	77.2%	$447	43.6%	$93,588	78.4%	$431	37.8%
Other secured loans	23,220	18.9%	244	23.8%	20,649	17.3%	295	25.9%
Unsecured loans	2,733	2.2%	32	3.1%	1,006	0.8%	21	1.8%
Total unclassified loans	120,725	98.3%	723	70.5%	115,243	96.5%	747	65.5%
Classified loans	2,074	1.7%	30	2.9%	4,232	3.5%	376	32.9%
Other economic factors			273	26.6%			18	1.6%
Totals	$122,799	100.0%	$1,026	100.0%	$119,475	100.0%	$1,141	100.0%

Deposits

Deposits are the primary source of funding for lending and investing needs.  Total deposits were $124.3 million as of December 31, 2006, and $127.6 million at December 31, 2005.  Deposits decreased by $3.3 million, or 3%, following a $14.8 million, or 13%, increase in 2005.  Increasing competition for deposits in the local market and from other non-local financial institutions made deposit growth a formidable challenge in 2006.

Mission Community Bank generally prices deposits at or above the median rate by classification based on periodic interest rate surveys in the local market and by use of a pricing model.  Deposit rates are then adjusted to balance the cost of funds versus funding needs and asset and liability considerations.  Mission Community Bank has used and expects to continue to use an Investor Savings product that pays higher rates than normal savings, similar to money market accounts, as a special product unique in Mission Community Bank’s market, but management also expects to see the relative percentage of Investor Savings to total deposits to continue to decline.  Management expects to continue to develop unique deposit products to enhance its local deposit-gathering capabilities.  The Net Interest Analysis and Rate/Volume Analysis earlier in this Discussion contain information regarding the average rates paid on deposits for 2006 and 2005.

In August 2005 Mission Community Bank launched a new suite of deposit products: the Mission Community Club program.  The Community Club provides new bank customers with free checking, higher-than-normal yields on savings accounts and certificates of deposit, and attractive interest rates on credit cards.  In exchange for the generation of new core deposit account balances, Mission Community Bank supported five local non-profit organizations with grants of $5,000 each in the second quarter of 2006.  Mission Community Bank expects to make additional grants in 2007 based on the success of the Community Club program.

During 2006 Mission Community Bank began to capitalize on its status as one of only two banks in San Luis Obispo County participating in the CDARS program.  This program permits Mission Community Bank’s customers to place all of their deposits at one institution—Mission Community Bank—and have those deposits fully-insured by the FDIC, up to $30 million.  The CDARS program acts as a clearinghouse, matching deposits from one institution in the CDARS network of over 1,500 banks with other network banks (in increments of less than the $100 thousand FDIC insurance limit), so funds that a customer places with Mission Community Bank essentially remain on Mission Community Bank’s balance sheet.  As of December 31, 2006, Mission Community Bank had issued $2.5 million of certificates of deposit to local customers through the CDARS program.

The following table reflects the maturity distribution of certificates of deposit in the amounts of $100,000 or more as of December 31, 2006:

Maturities of Time Deposits of $100,000 or More

(Dollars in thousands)
Three months or less	$20,562
Three months to six months	8,698
Six months to one year	7,110
Over one year	1,284
Total time deposits of $100,000 or more	$37,654

Short Term and Other Borrowings

In addition to our junior subordinated debt securities, Mission Community Bank has borrowed from, and expects to continue to borrow from, the Federal Home Loan Bank of San Francisco (“FHLB”).  Interest rates and terms for FHLB borrowings are generally more favorable than the rates for similar term certificates of deposit.

As of December 31, 2006, Mission Community Bank had $17.4 million in outstanding borrowings from the FHLB, $10.5 million of which matures during 2007, and the balance of which matures on various dates from March 2008 through December 2013.  Of the $17.4 million, $3 million was borrowed for 10 years to offset a specific pool of the Bank’s fixed rate loans maturing in 2013.  Another $2.5 million was borrowed for five years to “match-fund” a pool of fixed rate loans maturing in 2009.  Note F to the audited consolidated financial statements contained herein contains additional information regarding these borrowings.

Financial Condition as of March 31, 2007 Compared to December 31, 2006

Investment Activities

Included in Mission Community Bank’s investment securities portfolio is a collateralized mortgage obligation (“CMO”) originally issued by a manufactured housing company on the East Coast.  The parent company of the issuer filed for bankruptcy in November 2002 and securities issued to Mission Community Bancorp have been downgraded to “D” by the Standard and Poor’s rating agency.  To date, Mission Community Bank has received all scheduled interest payments but none of the scheduled principal payments.

Management receives monthly reports from JP Morgan that provide detailed information on delinquency, losses and other factors.  This information is used to project, as realistically as possible, the probable loss.

Management reviews this calculation monthly.  In April 2004, Mission Community Bank established a specific loss reserve for this security of $154 thousand and placed the security in non-accrual status, with interest payments going to the reserve.  In September 2004, the reserve was increased by $100 thousand.  As of March 31, 2007, the book value of the security was $78 thousand ($330 thousand amortized cost less the loss reserve, which totals $252 thousand).

While management has made a best effort to determine the probable loss on this security, no assurances can be given that future changes in the underlying collateral and payments will not materially affect the value of this security with either positive or negative changes.  However, management will continue to closely monitor this investment and if needed, recognize additional write-downs.

Excluding the impaired CMO referred to above, all securities in Mission Community Bank’s investment portfolio are rated Aaa or higher.  The portfolio consists of a mixture of fixed-rate US agency securities (46%), floating-rate mortgage-backed securities (21%), fixed-rate mortgage-backed securities (18%), fixed-rate tax-exempt municipal securities (12%) and fixed-rate CMO’s (3%).  All of Mission Community Bank’s municipal securities were purchased in 2006 and none may be called before 2014.  The average life of the portfolio is projected to be 4.3 years, with a 3.4-year duration.

Lending Activities

The following table shows the composition of our loan portfolio by type of loan as of March 31, 2007 and December 31, 2006:

Loan Portfolio Composition

(Dollars in thousands)

	March 31, 2007		December 31, 2006
Type of Loan	Amount	Percentage	Amount	Percentage
Commercial	$22,291	17.5%	$21,944	17.9%
Agricultural	113	0.1%	123	0.1%
Real estate	68,257	53.6%	66,591	54.2%
Construction	34,125	26.8%	31,639	25.8%
Consumer	2,550	2.0%	2,502	2.0%
Total loans	$127,336	100.0%	$122,799	100.0%

The table shows that the $4.5 million of loan growth in the first quarter of 2007 has occurred in all major categories of loans.  Construction loans accounted for approximately half of the increase, as previously committed construction projects were funded.

Asset Quality

Non-accrual loans totaled $373 thousand at March 31, 2007, as compared to $240 thousand at December 31, 2006 and $361 thousand at March 31, 2006.  Except for one investment security on which the accrual of interest has been discontinued (see “Investment Activities,” above), Mission Community Bank and Mission Community Bancorp had no other non-performing assets as of March 31, 2007 and 2006.

The following table presents information about Mission Community Bancorp’s non-performing loans, including quality ratios as of March 31, 2007, December 31, 2006 and March 31, 2006:

Non-Performing Assets

(in thousands)

	March 31	December 31	March 31
	2007	2006	2006
Loans in nonaccrual status	$373	$240	$361
Loans past due 90 days or more and accruing	—	1,929	—
Restructured loans	—	—	—
Total nonperforming loans	373	2,169	361
Other real estate owned	—	—	—
Total nonperforming assets	$373	$2,169	$361

Allowance for loan losses	$1,027	$1,026	$1,216

Asset quality ratios:
Non-performing assets to total assets	0.24%	1.37%	0.25%
Non-performing loans to total loans	0.29%	1.77%	0.32%
Allowance for loan losses to total loans	0.81%	0.84%	1.07%
Allowance for loan losses to total non-performing loans	275%	47%	337%

The $373 thousand of loans on non-accrual as of March 31, 2007, are supported by $275 thousand of SBA loan guarantees.

Potential Problem Loans

At March 31, 2007, Mission Community Bank had approximately $2.7 million of loans that were not classified as non-performing but for which known information about the borrower’s financial condition caused management to have concern about the ability of the borrowers to comply with the repayment terms of the loans.  This represents a $2.1 million increase from the $556 thousand of potential problem loans at December 31, 2006, due primarily to the recategorization of the one construction loan of $1.9 million (referred to above) from past-due 90 days  to potential problem loans.  The $2.7 million of potential problem loans are supported by $553 thousand of SBA loan guarantees, and the one construction loan totaling $1.9 million is well secured by real estate collateral.  Potential problem loans were identified through the ongoing loan review process.  Based on the evaluation of current market conditions, loan collateral, other secondary sources of repayment and cash flow generation, management does not anticipate any significant losses related to these loans.  These loans are subject to continuing management attention and are considered in the determination of the allowance for loan losses.

While credit quality, as measured by loan delinquencies and by Mission Community Bank’s internal risk grading system, appears to be satisfactory as of March 31, 2007, there can be no assurances that new problem loans will not develop in future periods.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses (“ALLL”) at March 31, 2007 totaled $1.027 million, an increase of $1 thousand, or 1.2%, from December 31, 2006.  The ratio of ALLL to total loans at March 31, 2007, was 0.81%, a decrease of 0.03% from December 31, 2006, and a decrease of 0.26% from March 31, 2006.  At March 31, 2007 and 2006, the ratio of ALLL to total non-performing loans was 275% and 337%, respectively.

The following table provides an analysis of the changes in the ALLL for the three-month periods ended March 31, 2007 and 2006:

Allowance for Loan and Lease Losses

(dollars in thousands)

	Three Months Ended
	March 31,
	2007	2006
Balance at beginning of period	$1,026	$1,141
Provision for loan losses	—	75
Loans charged off	—	—
Recoveries of previous charge-offs	1	—
Net recoveries (charge-offs)	1	—
Balance at end of period	$1,027	$1,216

Allowance for loan losses as a percentage of:
Period end loans	0.81%	1.07%
Non-performing loans	275%	337%
As a percentage of average loans (annualized):
Net charge-offs (recoveries)	0.00%	0.00%
Provision for loan losses	0.00%	0.25%

Based on its quarterly review, management believes that the allowance for loan losses at March 31, 2007, is sufficient to absorb losses inherent in the loan portfolio.  This assessment is based upon the best available information and does involve uncertainty and matters of judgment.  Accordingly, the adequacy of the allowance cannot be determined with precision and could be susceptible to significant change in future periods.

In addition, management has established a reserve for undisbursed loan commitments.  As of March 31, 2007, this reserve totaled $55,000 and is included in other liabilities in the consolidated balance sheet.

Deposits

Deposits are the primary source of funding for lending and investing needs.  Total deposits were $121.0 million as of March 31, 2007, as compared with $124.3 million at December 31, 2006, and $117.1 million at March 31, 2006.  Deposits decreased due primarily to heightened competition for deposits in Mission Community Bank’s local market.  As of March 31, 2007, Mission Community Bank had issued $1.6 million of certificates of deposit to local customers through the CDARS program.  See “Financial Condition as of  December 31, 2006 Compared to the  December 31, 2005—Deposits.”

While Mission Community Bank focuses mainly on its local market areas, it has also been able to attract non-local (“brokered”) certificates of deposit at market rates.  Management expects that brokered deposits will continue to be used in 2007 if locally-generated deposits are insufficient to fund loan growth.

Short Term and Other Borrowings

In addition to our junior subordinated debt securities, we borrow from and expect to continue to borrow from the Federal Home Loan Bank of San Francisco (“FHLB”).  As of March 31, 2007, borrowings from the FHLB totaled $16.9 million, with a weighted average interest rate of 4.77%.  Of the $16.9 million, $3.0 million was borrowed for 10 years to offset a specific pool of Mission Community Bank’s fixed rate loans maturing in 2013.  Another $2.5 million was borrowed for five years to “match-fund” a pool of fixed rate loans maturing in 2009 and, in the first quarter of 2005, $1.4 million was borrowed for three years to match-fund fixed rate loans maturing in 2008.  The remaining $10.0 million was borrowed to meet shorter-term funding needs and matures on various dates from April through September 2007.  Mission Community Bank has the capacity to borrow an additional $23 million from the FHLB should the need arise.

Off-Balance-Sheet Financial Instruments

In the normal course of business, Mission Community Bank enters into financial commitments to customers, primarily to extend credit.  Those instruments involve, to varying degrees, elements of credit and interest rate risk not recognized in the consolidated balance sheet.  As of March 31, 2007 and December 31, 2006, Mission Community Bank had outstanding commitments to extend credit totaling $31.5 million and $35.4 million, respectively, and standby letters of credit totaling approximately $631 thousand and $213 thousand, respectively.  See Note M to the audited consolidated financial statements for additional information on off-balance-sheet commitments and contingencies.

Mission Community Bank has not entered into any off-balance-sheet derivative financial instruments as of December 31, 2006 or March 31, 2007.

Mission Community Bank’s exposure to credit loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments.  Mission Community Bank uses the same credit policies in making commitments as it does for loans reflected in the financial statements.  The effect on Mission Community Bank’s revenues, expenses, cash flows and liquidity from the unused portion of commitments to provide credit cannot be reasonably predicted, as there is no guarantee the lines of credit will ever be used.

Liquidity Management

The objective of our asset/liability strategy is to manage liquidity and interest rate risks to ensure the safety and soundness of Mission Community Bank and its capital base, while maintaining an adequate net interest margin in order to provide an appropriate return to shareholders.

Mission Community Bank’s liquidity, which primarily represents the ability to meet fluctuations in deposit levels and provide for customers’ credit needs, is managed through various funding strategies that reflect the maturity structures of the sources of funds and the assets being funded.  Mission Community Bank’s liquidity is further augmented by payments of principal and interest on loans and increases in short-term liabilities such as demand deposits and short-term certificates of deposit.  Short-term investments, primarily federal funds sold, is the primary means for providing immediate liquidity.  Mission Community Bank had $0.2 million, $7.1 million and $8.0 million in federal funds sold on March 31, 2007, December 31, 2006, and December 31, 2005, respectively.

In order to meet Mission Community Bank’s liquidity requirements, Mission Community Bank endeavors to maintain an appropriate liquidity ratio.  The liquidity ratio is the sum of cash and deposits at other banks, federal funds sold, and unpledged available-for-sale securities, divided by total deposits.  As of March 31, 2007, December 31, 2006 and December 31, 2005, Mission Community Bank’s liquidity ratios were 6.5%, 13.3% and 14.6%, respectively.

While Mission Community Bank primarily uses federal funds sold as the primary immediate source of cash liquidity, it also has established short-term borrowing lines (federal funds purchased) for a total of $6.5 million from its correspondent banks.  These lines are for short-term needs and are rarely used.

Mission Community Bank also has a secured borrowing facility through the FHLB.  FHLB borrowings can be structured over various terms ranging from overnight to ten years.  As of March 31, 2007 and December 31, 2006, Mission Community Bank had outstanding borrowings from the FHLB totaling $16.9 and $17.4 million, respectively.  Interest rates and terms for FHLB borrowings are generally more favorable than the rates for similar term brokered certificates of deposit or for federal funds purchased.  Mission Community Bank has the potential (on a secured basis) to borrow up to 25 percent of its total assets.  Mission Community Bank anticipates continuing to utilize FHLB borrowings in 2007 when needed as part of its normal liquidity management to fund asset growth on a cost-effective basis, and has more than adequate loans to pledge as collateral should it need additional liquidity that cannot be funded by deposits.

Following is a summary of Mission Community Bancorp’s contractual obligations extending beyond one year from December 31, 2006:

Long-Term Contractual Obligations

	Less than	1 thru 3	3 thru 5	More than
	1 year	years	years	5 years	Total
	(Dollars in thousands)
Borrowed funds	$10,500	$3,900	$—	$3,000	$17,400
Junior subordinated debentures	—	—	—	3,093	3,093
Operating leases	336	551	325	3,843	5,055
Capital leases	—	—	—	—	—
Purchase obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—
Total contractual obligations	$10,836	$4,451	$325	$9,936	$25,548

While core, local deposits remain the primary source of deposits, Mission Community Bank continues to seek alternate sources for competitive rate deposits.  Through the CDARS program, Mission Community Bank is able to bid on additional certificates of deposit through banks across the country to meet additional funding needs.  These “One-Way Buy” CDARS deposits are typically priced comparable to FHLB secured borrowing rates, but with no collateral required.  As of March 31, 2007, Mission Community Bank had approximately $12,000,000 of “One-Way Buy” CDARS deposits, which are considered to be brokered deposits.  Mission Community Bank also expects to continue to use its CDFI and COIN designations to attract lower cost deposits.  See “Deposits.”

Mission Community Bancorp is a company separate and apart from Mission Community Bank and must provide for its own liquidity.  As of March 31, 2007 and December 31, 2006, Mission Community Bancorp had no borrowings other than the junior subordinated debentures reflected in the above table, and had approximately $161,000 and $246,000, respectively, in unrestricted cash.  See Note Q to the audited consolidated financial statements for additional financial information regarding Mission Community Bancorp.

Substantially all of Mission Community Bancorp’s revenues are obtained from dividends declared and paid by Mission Community Bank.  There are statutory and regulatory provisions that could limit the ability of Mission Community Bank to pay dividends to Mission Community Bancorp.  See Note O to the audited consolidated financial statements contained herein for additional information regarding regulatory dividend and capital restrictions.  Management believes that such restrictions will not have an impact on the ability of Mission Community Bancorp to meet its ongoing cash obligations.

Mission Community Bancorp has adequate cash to meet all foreseeable liquidity needs.  Management is not aware of any future changes that would significantly impair liquidity.

Asset and Liability Management

The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements in the market, to achieve consistent growth in net interest income and to profit from favorable market opportunities.  Even with perfectly matched repricing of assets and liabilities, risks remain in the form of prepayment of assets, and timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates.

The table below sets forth the interest rate sensitivity of interest-earning assets and interest-bearing liabilities as of December 31, 2006.  For purposes of the table, an asset or liability is considered rate-sensitive in the first period when it can be repriced, matures within its contractual terms, or is expected to be prepaid.  For example, all savings, NOW and money market accounts can be repriced immediately, so they are included in the left-most column.  Based on their contractual terms, loans may reprice or mature beyond one year, but our prepayment assumptions would indicate that a certain percentage of them would likely be paid off earlier.  That portion estimated to be paid off early would be shown in one of the columns to the left of its actual maturity.

Interest Sensitivity Gap

December 31, 2006

	Sensitive to Rate Changes Within
	3	4 to 12	1 to 5	Over 5	Non-Rate-
	Months	Months	Years	Years	Sensitive	Total
	(Dollars in thousands)
Earning Assets:
Loans, net of unearned income	$81,437	$19,627	$19,177	$2,648	$(90)	$122,799
Investment securities	431	3,701	8,671	3,712	(99)	16,416
Other earning assets	10,589		550		—	11,139
Non-interest-earning assets	—	—	—	—	7,815	7,815
Total assets	92,457	23,328	28,398	6,360	7,626	158,169

Interest-Bearing Liabilities:
Interest-bearing deposits	75,685	21,089	1,518	-	—	98,292
Borrowed funds	8,500	2,000	3,900	3,000	—	17,400
Junior subordinated debentures	3,093	—	—	—	—	3,093
Non-interest-bearing liabilities and equity	—	—	—	—	39,384	39,384
Total liabilities and equity	87,278	23,089	5,418	3,000	39,384	158,169

Interest rate sensitivity gap	$5,179	$239	$22,980	$3,360	$(31,758)	$—

Cumulative interest rate sensitivity gap	$5,179	$5,418	$28,398	$31,758	$—

Cumulative gap to total earning assets	3%	3%	18%	20%

Gap analysis attempts to capture interest rate risk, which is attributable to the mismatching of interest rate sensitive assets and liabilities.  A positive cumulative gap, as shown in the table, means that over the periods indicated our assets will reprice faster than our liabilities.  During the first year $116 million of the interest earning assets are expected to reprice, compared with $110 million of interest bearing liabilities—a slightly asset-sensitive structure.  More importantly, during the first three months $92 million of interest earning assets will reprice and only $87 million of interest-bearing liabilities.  In general, this means that in a rising interest rate environment, with all other conditions remaining constant, net interest income would be expected to increase, and in a declining interest rate environment net interest income would be expected to decrease.

One should use caution if attempting to predict future levels of net interest income through the use of “static” gap analysis, however.  The actual impact of interest rate movements on net interest income may differ significantly from that implied by any gap measurement, depending on the direction and magnitude of the interest rate movements, the repricing characteristics of various on- and off-balance sheet instruments, as well as competitive pressures.  Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity.  In addition, varying interest rate environments can create unexpected changes in prepayment activity as compared to prepayments assumed in the interest rate sensitivity analysis.  Prepayments may have significant impact on our net interest margin.  These factors are not fully reflected in the foregoing gap analysis and, as a result, the gap report may not provide a complete assessment of our interest rate risk.

Interest rates remained relatively flat in the beginning of 2007 and, based on current economic forecasts, Mission Community Bank anticipates that interest rates may decrease slightly in the second half of 2007, which would suggest that our interest margin may decline slightly in 2007.  However, with active asset and liability management, Mission Community Bank expects to be able to maintain its net interest margin at approximately its 2006 level.

Effects of Inflation and Economic Issues

A financial institution’s asset and liability structure is substantially different from that of an industrial firm in that primarily all assets and liabilities of a bank are monetary in nature, with relatively little investments in fixed assets or inventories.  Inflation has an important impact on the growth of total assets and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio.  Management believes that the impact of inflation on financial results depends on Mission Community Bancorp’s ability to react to changes in interest rates and, by such reaction, reduce the inflationary impact on performance.  Management has attempted to structure the mix of financial instruments and manage interest rate sensitivity in order to minimize the potential adverse effects of inflation or other market forces on net interest income and, therefore, earnings and capital.

San Luis Obispo County continues to have one of the lowest unemployment rates in California, yet real estate values have declined slightly in 2006 and the first quarter of 2007.  After several years of strong appreciation, residential and commercial sale activity has slowed somewhat in recent months.  There can be no assurance that the economy will continue to be strong or that real estate values will return to pre-2006 levels in the short term.  As such, Mission Community Bank closely monitors credit quality, interest rate risk and operational expenses.

REGULATION AND SUPERVISION

Both federal and state law extensively regulate banks and bank holding companies.  This regulation is intended primarily for the protection of depositors and the deposit insurance fund and not for the benefit of shareholders of Mission Community Bancorp.  The following is a summary of particular statutes and regulations affecting Mission Community Bancorp and Mission Community Bank.  This summary is qualified in its entirety by the statutes and regulations.  No assurance can be given that such statutes or regulations will not change in the future.

Regulation of Mission Community Bancorp

Mission Community Bancorp is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and is regulated by the Federal Reserve Board.  Mission Community Bancorp is required to file periodic reports with the Federal Reserve Board and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act.  The Federal Reserve Board may conduct examinations of Mission Community Bancorp and its subsidiaries, which includes Mission Community Bank.

The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring substantially all the assets of any bank or bank holding company or ownership or control of any voting shares of any bank or bank holding company, if, after the acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of the bank or bank holding company.

Mission Community Bancorp is prohibited by the Bank Holding Company Act, except in statutorily prescribed instances, from acquiring direct or indirect ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries.  However, Mission Community Bancorp, subject to notification or the prior approval of the Federal Reserve Board, as applicable in each specific case, may engage in any, or acquire shares of companies engaged in, activities that are deemed by the Federal Reserve Board to be “so closely related to banking” or managing or controlling banks as to be a “proper incident thereto.”

In approving acquisitions by bank holding companies of companies engaged in banking-related activities, the Federal Reserve Board considers whether the performance of any activity by a subsidiary of the holding company reasonably can be expected to produce benefits to the public, including greater convenience, increased competition, or gains in efficiency, which outweigh possible adverse effects, including over-concentration of resources, decrease of competition, conflicts of interest, or unsound banking practices.

Regulations and policies of the Federal Reserve Board require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks.  It is the Federal Reserve Board’s policy that a bank holding company should stand ready to use available resources to provide adequate capital funds to a subsidiary bank during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting a subsidiary bank.  Under certain conditions, the Federal Reserve Board may conclude that certain actions of a bank holding company, such as a payment of a cash dividend, would constitute an unsafe and unsound banking practice.

Mission Community Bancorp is required to give the Federal Reserve Board prior written notice of any repurchase of its outstanding equity securities which (for a period of 12 months) is equal to 10% or more of Mission Community Bancorp’s consolidated net worth, unless certain conditions are met.

Bank holding company transactions with subsidiaries and other affiliates are restricted, including qualitative and quantitative restrictions on extensions of credit and similar transactions.

Mission Community Bancorp and Mission Community Bank are deemed to be affiliates of one another within the meaning set forth in the Federal Reserve Act and are subject to Sections 23A and 23B of the Federal Reserve Act.  This means, for example, that there are limitations on loans by Mission Community Bank to affiliates, and that all affiliate transactions must satisfy certain limitations and otherwise be on terms and conditions at least as favorable to Mission Community Bank as would be available for non-affiliates.

The securities of Mission Community Bancorp are also subject to the requirements of the Securities Act, and matters related thereto are regulated by the Securities and Exchange Commission.  Certain issuances may also be subject to the California’s corporate securities law as administered by the California Commissioner of Corporations.  Mission Community Bancorp is subject to the public reporting requirements of the Securities and Exchange Act of 1934, as amended, generally applicable to publicly held companies, under Section 15(d) of the Exchange Act.  Companies which file a registration statement under the Securities Act are required under Section 15(d) of the Exchange Act for at least a 12-month period after the effectiveness of such registration statement to file periodic quarterly and annual reports under the Securities Act.  If and when Mission Community Bancorp has more than 500 shareholders of record, it will be required to register its securities with the Securities and Exchange Commission under Section 12(g) of the Exchange Act at which time its filing of periodic reports, as well as certain other reporting obligations, will become mandatory.

Regulation of Mission Community Bank

As a California state-chartered bank, Mission Community Bank is subject to regulation, supervision and examination by the California Department of Financial Institutions.  It is also a  member of the Federal Reserve System and, as such, is  subject to applicable provisions of the Federal Reserve Act and the regulations promulgated thereunder by the Board of Governors of the Federal Reserve System.  In addition, the deposits of Mission Community Bank are insured by the Federal Deposit Insurance Corporation to a maximum of $100,000 per depositor, and up to a maximum of $250,000 with respect to certain retirement accounts.  For this protection, Mission Community Bank pays a quarterly assessment to the FDIC and is subject to the rules and regulations of the FDIC pertaining to deposit insurance and other matters.  The regulations of those agencies will govern most aspects of  Mission Community’s Bank’s business, including the making of periodic reports by  Mission Community Bank, and Mission Community Bank’s activities relating to dividends, investments, loans, borrowings, capital requirements, certain check-clearing activities, branching, mergers and acquisitions, reserves against deposits, the issuance of securities and numerous other areas.

The earnings and growth of Mission Community Bank is largely dependent on its ability to maintain a favorable differential or “spread” between the yield on its interest-earning assets and the rate paid on its deposits and other interest-bearing liabilities.  As a result, Mission Community Bank’s performance is influenced by general economic conditions, both domestic and foreign, the monetary and fiscal policies of the federal government, and the policies of the regulatory agencies, particularly the Federal Reserve Board.  The Federal Reserve Board implements national monetary policies (such as seeking to curb inflation and combat recession) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements and by varying the discount rate applicable to borrowings by banks which are members of the Federal Reserve System.  The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and deposits.  The nature and impact of any future changes in monetary policies cannot be predicted.

Capital Adequacy Requirements

Mission Community Bancorp and Mission Community Bank are subject to the regulations of the Federal Reserve Board governing capital adequacy.  Those regulations incorporate both risk-based and leverage capital requirements.  Under existing regulations, the capital requirements for a bank holding company whose consolidated assets are less than $500 million, like Mission Community Bancorp, are deemed to be the same as that of its subsidiary bank.  The Federal Reserve Board has established risk-based and leverage capital guidelines for the banks it regulates, which set total capital requirements and define capital in terms of “core capital elements,” or Tier 1 capital and “supplemental capital elements,” or Tier 2 capital.  Tier 1 capital is generally defined as the sum of the core capital elements less goodwill and certain intangibles.  The following items are defined as core capital elements:  (i) common stockholders’ equity; (ii) qualifying non-cumulative perpetual preferred stock and related surplus; and (iii) minority interests in the equity accounts of consolidated subsidiaries.  Supplementary capital elements include:  (i) allowance for loan and lease losses (but not more than 1.25% of an institution’s risk-weighted assets); (ii) perpetual preferred stock and related surplus not qualifying as core capital; (iii) hybrid capital instruments, perpetual debt and mandatory convertible debt instruments; and (iv) term subordinated debt and intermediate-term preferred stock and related surplus.  The maximum amount of supplemental capital elements which qualifies as Tier 2 capital is limited to 100% of Tier 1 capital, net of goodwill.

Mission Community Bank is required to maintain a minimum ratio of qualifying total capital to total risk-weighted assets of 8.0% (“Total Risk-Based Capital Ratio”), at least one-half of which must be in the form of Tier 1 capital (“Tier 1 Risk-Based Capital Ratio”).  Risk-based capital ratios are calculated to provide a measure of capital that reflects the degree of risk associated with a banking organization’s operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are recorded as off-balance sheet items.  Under the risk-based capital guidelines, the nominal dollar amounts of assets and credit-equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U. S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.  As of March 31, 2007, December 31, 2006 and December 31, 2005, Mission Community Bank’s Total Risk-Based Capital Ratio was 11.3%, 11.3% and 10.7%, respectively, and its Tier 1 Risk-Based Capital Ratio was 10.5%, 10.5% and 9.8%, respectively.

The risk-based capital standards also take into account concentrations of credit and the risks of “non-traditional” activities (those that have not customarily been part of the banking business). The regulations require institutions with high or inordinate levels of risk to operate with higher minimum capital standards, and authorize the regulators to review an institution’s management of such risks in assessing an institution’s capital adequacy.

Additionally, the regulatory statements of policy on risk-based capital include exposure to interest rate risk as a factor that the regulators will consider in evaluating a bank’s capital adequacy, although interest rate risk does not impact the calculation of a bank’s risk-based capital ratios.  Interest rate risk is the exposure of a bank’s current and future earnings and equity capital arising from adverse movements in interest rates.  While interest risk is inherent in a bank’s role as financial intermediary, it introduces volatility to bank earnings and to the economic value of the bank or bank holding company.

The Federal Reserve Board risk-based capital guidelines are based upon the 1988 capital accord of the Basel Committee on Banking Supervision (the “BIS”).  The BIS is a committee of central banks and bank supervisors/regulators from the major industrialized countries that develops broad policy guidelines that each country’s supervisors can use to determine the supervisory policies they apply.  The BIS has been working for a number of years on revisions to the 1988 capital accord and in June 2004 released the final version of its proposed new capital framework, with an update in November 2005 (“BIS II”).  BIS II provides two approaches for setting capital standards for credit risk — an internal ratings-based approach tailored to individual institutions’ circumstances (which for many asset classes is itself broken into a “foundation” approach and an “advanced” or “A-IRB” approach, the availability of which is subject to additional restrictions) and a standardized approach that bases risk weightings on external credit assessments to a much greater extent than permitted in existing risk-based capital guidelines. BIS II also would set capital requirements for operational risk and refine the existing capital requirements for market risk exposures.

The U.S. banking and thrift agencies are developing proposed revisions to their existing capital adequacy regulations and standards based on BIS II. In September 2006, the agencies issued a notice of proposed rulemaking setting forth a definitive proposal for implementing BIS II in the United States that would apply only to internationally active banking organizations — defined as those with consolidated total assets of $250 billion or more or consolidated on-balance sheet foreign exposures of $10 billion or more — but that other U.S. banking organizations could elect but would not be required to apply.  In December 2006 the agencies issued a notice of proposed rulemaking describing proposed amendments to their existing risk-based capital guidelines to make them more risk-sensitive, generally following aspects of the standardized approach of BIS II.  These latter proposed amendments, often referred to as “BIS I-A”, would apply to banking organizations that are not internationally active banking organizations subject to the A-IRB approach for internationally active banking organizations and do not “opt in” to that approach.  The comment periods for both of the agencies’ notice of proposed rulemakings expired on March 26, 2007.  The agencies have indicated their intent to have the A-IRB provisions for internationally active

U.S. banking organizations first become effective in March 2009 and that those provisions and the BIS I-A provisions for others will be implemented on similar timeframes.

Mission Community Bancorp is not an internationally active banking organization and has not made a determination as to whether, as a stand-alone institution, it would opt to apply the A-IRB provisions applicable to internationally active U.S. banking organizations once they become effective.

Banks are also required to maintain a leverage capital ratio designed to supplement the risk-based capital guidelines.  Banks that have received the highest rating of the five categories used by regulators to rate banks and are not anticipating or experiencing any significant growth must maintain a ratio of Tier 1 capital (net of all intangibles) to adjusted total assets (“Leverage Capital Ratio”) of at least 3%.  All other institutions are required to maintain a leverage ratio of at least 100 to 200 basis points above the 3% minimum, for a minimum of 4% to 5%.  Pursuant to federal regulations, banks must maintain capital levels commensurate with the level of risk to which they are exposed, including the volume and severity of problem loans, and federal regulators may set higher capital requirements when a bank’s particular circumstances warrant.  As of March 31, 2007, December 31, 2006 and December 31, 2005, Mission Community Bank’s Leverage Capital Ratio was 9.5%, 9.3% and  9.2%, respectively.

On March 1, 2005, the Federal Reserve Board adopted a final rule that allows the continued inclusion of trust-preferred securities in the Tier I capital of bank holding companies.  However, under the final rule, after a five-year transition period, the aggregate amount of trust preferred securities and certain other capital elements that could qualify as Tier I capital for Mission Community Bancorp would be limited to 25 percent of Tier I capital elements, net of goodwill.

Prompt Corrective Action Provisions

Federal law requires each federal banking agency to take prompt corrective action to resolve the problems of insured financial institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios.  The federal banking agencies have by regulation defined the following five capital categories: “well capitalized” (Total Risk-Based Capital Ratio of 10%; Tier 1 Risk-Based Capital Ratio of 6%; and Leverage Capital Ratio of 5%); “adequately capitalized” (Total Risk-Based Capital Ratio of 8%; Tier 1 Risk-Based Capital Ratio of 4%; and Leverage Capital Ratio of 4%) (or 3% if the institution receives the highest rating from its primary regulator); “undercapitalized” (Total Risk-Based Capital Ratio of less than 8%; Tier 1 Risk-Based Capital Ratio of less than 4%; or Leverage Capital Ratio of less than 4%) (or 3% if the institution receives the highest rating from its primary regulator); “significantly undercapitalized” (Total Risk-Based Capital Ratio of less than 6%; Tier 1 Risk-Based Capital Ratio of less than 3%; or Leverage Capital Ratio less than 3%); and “critically undercapitalized” (tangible equity to total assets less than 2%).  A bank may be treated as though it were in the next lower capital category if after notice and the opportunity for a hearing, the appropriate federal agency finds an unsafe or unsound condition or practice so warrants, but no bank may be treated as “critically undercapitalized” unless its actual capital ratio warrants such treatment.

At each successively lower capital category, an insured bank is subject to increased restrictions on its operations.  For example, a bank is generally prohibited from paying management fees to any controlling persons or from making capital distributions if to do so would make the bank “undercapitalized.”  Asset growth and branching restrictions apply to undercapitalized banks, which are required to submit written capital restoration plans meeting specified requirements (including a guarantee by the parent holding company, if any).  “Significantly undercapitalized” banks are subject to broad regulatory authority, including among other things, capital directives, forced mergers, restrictions on the rates of interest they may pay on deposits, restrictions on asset growth and activities, and prohibitions on paying bonuses or increasing compensation to senior executive officers without regulatory approval.  Even more severe restrictions apply to critically undercapitalized banks.  Most importantly, except under limited circumstances, not later than 90 days after an insured bank becomes critically undercapitalized, the appropriate federal banking agency is required to appoint a conservator or receiver for the bank.

In addition to measures taken under the prompt corrective action provisions, insured banks may be subject to potential actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency.  Enforcement actions may include the issuance of cease and desist orders, termination of insurance of deposits (in the case of a bank), the imposition of civil money penalties, the issuance of directives to increase capital, formal and informal agreements, or removal and prohibition orders against “institution-affiliated” parties.

Safety and Soundness Standards

The federal banking agencies have also adopted guidelines establishing safety and soundness standards for all insured depository institutions.  Those guidelines relate to internal controls, information systems, internal audit systems, loan underwriting and documentation, compensation and interest rate exposure.  In general, the standards are designed to assist the federal banking agencies in identifying and addressing problems at insured depository institutions before capital becomes impaired.  If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan and institute enforcement proceedings if an acceptable compliance plan is not submitted.

Premiums for Deposit Insurance

Mission Community Bank is a member of the Deposit Insurance Fund, maintained by the FDIC, and pays deposit insurance assessments to the Deposit Insurance Fund.  The Deposit Insurance Fund was formed on March 31, 2006 following the merger of the Bank Insurance Fund and the Savings Association Insurance Fund in accordance with the Federal Deposit Insurance Reform Act of 2005.

We were not assessed any Deposit Insurance Fund or Bank Insurance Fund Premiums in 2005 or 2006.  In November 2006 the FDIC adopted a new risk-based insurance assessment system effective January 1, 2007 designed to tie what banks pay for deposit insurance more closely to the risks they pose.  The FDIC also adopted a new base schedule of rates that the FDIC can adjust up or down, depending on the needs of the Deposit Insurance Fund and set initial premiums for 2007 that range from 5 cents per $100 of domestic deposits in the lowest risk category to 43 cents per $100 of domestic deposits for banks in the highest risk category.  Because the new rates are calculated in arrears, we have not yet been notified of our new assessment rate as of January 1, 2007, but we expect it to be in the range of 5 cents to 7 cents per $100 of domestic deposits.

In addition, all Federal Deposit Insurance Corporation-insured institutions are required to pay assessments to the Federal Deposit Insurance Corporation at an annual rate of approximately 0.0122% of insured deposits to fund interest payments on bonds issued by the Financing Corporation to fund the closing and disposal of failed thrift institutions by the Resolution Trust Corporation.  These assessments will continue until the Financing Corporation bonds mature in 2017.

Community Reinvestment Act

Mission Community Bank is subject to certain requirements and reporting obligations involving Community Reinvestment Act activities.  The Community Reinvestment Act generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods. The Community Reinvestment Act further requires the agencies to take a financial institution’s record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions, or holding company formations.  In measuring a bank’s compliance with its Community Reinvestment Act obligations, the regulators utilize a performance-based evaluation system which bases Community Reinvestment Act ratings on the bank’s actual lending service and investment performance, rather than on the extent to which the institution conducts needs assessments, documents community outreach activities or complies with other procedural requirements.  In connection with its assessment of Community Reinvestment Act performance, the agencies assign a rating of “outstanding,” “satisfactory,” “needs to improve” or “substantial noncompliance.”  Mission Community Bank received an “outstanding” rating in its most recent Community Reinvestment Act examination.

Other Consumer Protection Laws and Regulations

The banking regulatory agencies have been increasingly focusing attention on compliance with consumer protection laws and regulations.  Examination and enforcement has become intense, and banks have been advised to carefully monitor compliance with various consumer protection laws and their implementing regulations. The federal Interagency Task Force on Fair Lending issued a policy statement on discrimination in home mortgage lending describing three methods that federal agencies will use to prove discrimination: overt evidence of discrimination, evidence of disparate treatment, and evidence of disparate impact.  In addition to Community Reinvestment Act and fair lending requirements, Mission Community is subject to numerous other federal consumer protection statutes and regulations.  Due to heightened regulatory concern related to compliance with consumer protection laws and regulations generally, Mission Community Bank may incur substantial compliance costs or be required to expend additional funds for investments in the local communities it serves.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 regulates the interstate activities of banks and bank holding companies and establishes a framework for nationwide interstate banking and branching.  Since June 1, 1997, a bank in one state has generally been permitted to merge with a bank in another state without the need for explicit state law authorization.  However, states were given the ability to prohibit interstate mergers with banks in their own state by “opting-out” (enacting state legislation applying equally to all out-of-state banks prohibiting such mergers) prior to June 1, 1997.

Since 1995, adequately capitalized and managed bank holding companies have been permitted to acquire banks located in any state, subject to two exceptions: first, any state may still prohibit bank holding companies from acquiring a bank which is less than five years old; and second, no interstate acquisition can be consummated by a bank holding company if the acquiror would control more then 10% of the deposits held by insured depository institutions nationwide or 30% percent or more of the deposits held by insured depository institutions in any state in which the target bank has branches.

In 1995 California enacted legislation to implement important provisions of the Riegle-Neal Act discussed above and to repeal California’s previous interstate banking laws, which were largely preempted by the Riegle-Neal Act.

A bank may establish and operate de novo branches in any state in which the bank does not maintain a branch if that state has enacted legislation to expressly permit all out-of-state banks to establish branches in that state.  However, California law expressly prohibits an out-of-state bank which does not already have a California branch office from (i) purchasing a branch office of a California bank (as opposed to purchasing the entire bank) and thereby establishing a California branch office or (ii) establishing a de novo branch in California.

The changes effected by the Riegle-Neal Act and California laws have increased competition in the environment in which Mission Community Bank operates to the extent that out-of-state financial institutions may directly or indirectly enter Mission Community Bank’s market areas.  It appears that the Riegle-Neal Act has contributed to the accelerated consolidation of the banking industry.  While many large out-of-state banks have already entered the California market as a result of this legislation, it is not possible to predict the precise impact of this legislation on Mission Community Bank and the competitive environment in which it will operate.

Financial Modernization Act

Effective March 11, 2000, the Gramm-Leach-Bliley Act, also known as the “Financial Modernization Act”, enabled full affiliations to occur between banks and securities firms, insurance companies and other financial service providers.  This legislation permits bank holding companies to become “financial holding companies” and thereby acquire securities firms and insurance companies and engage in other activities that are financial in nature.  A bank holding company may become a financial holding company if each of its subsidiary banks is “well capitalized” and “well managed” under applicable definitions, and has at least a satisfactory rating under the CRA by filing a declaration that the bank holding company wishes to become a financial holding company.

The Financial Modernization Act defines “financial in nature” to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve Board has determined to be closely related to banking.  A national bank also may engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory CRA rating.  Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of financial subsidiaries.  In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory or better. The Gramm-Leach-Bliley Act also imposes significant requirements on financial institutions with respect to the privacy of customer information, and modifies other existing laws, including those related to community reinvestment.

USA Patriot Act of 2001

The USA Patriot Act of 2001 was enacted in October 2001 in response to the terrorist attacks on September 11, 2001.  The Patriot Act is intended to strengthen United States law enforcement’s and the intelligence communities’ ability to work cohesively to combat terrorism on a variety of fronts.  The impact of the Patriot Act on financial institutions of all kinds has been significant and wide ranging.  The Patriot Act substantially enhanced existing anti-money laundering and financial transparency laws, and required appropriate regulatory authorities to adopt rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.  Under the Patriot Act, financial institutions are subject to prohibitions regarding specified financial transactions and account relationships, as well as enhanced due diligence and “know your customer” standards in their dealings with foreign financial institutions and foreign customers.  For example, the enhanced due diligence policies, procedures, and controls generally require financial institutions to take reasonable steps:

•                                          to conduct enhanced scrutiny of account relationships to guard against money laundering and report any suspicious transactions;

•                                          to ascertain for any foreign bank, the shares of which are not publicly traded, the identity of the owners of the foreign bank, and the nature and extent of the ownership interest of each such owner; and

•                                          to ascertain whether any foreign bank provides correspondent accounts to other foreign banks and, if so, the identity of those foreign banks and related due diligence information.

The Patriot Act also requires all financial institutions to establish anti-money laundering programs, which must include, at minimum:

•                                          the development of internal policies, procedures, and controls;

•                                          the designation of a compliance officer;

•                                          an ongoing employee training program; and

•                                          an independent audit function to test the programs.

Mission Community Bank has adopted comprehensive policies and procedures, and has taken all necessary actions, to ensure compliance with all financial transparency and anti-money laundering laws, including the Patriot Act.

Sarbanes-Oxley Act of 2002

As a public company, we are subject to the Sarbanes-Oxley Act of 2002, which implements a broad range of corporate governance and accounting measures for public companies designed to promote honesty and transparency in corporate America and better protect investors from corporate wrongdoing.  The Sarbanes-Oxley Act’s principal legislation and the derivative regulation and rule making promulgated by the Securities and Exchange Commission includes:

•                                          the creation of an independent accounting oversight board;

•                                          auditor independence provisions that restrict non-audit services that accountants may provide to their audit clients;

•                                          additional corporate governance and responsibility measures, including the requirement that the chief executive officer and chief financial officer certify financial statements;

•                                          a requirement that companies establish and maintain a system of internal control over financial reporting and that a company’s management provide an annual report regarding its assessment of the effectiveness of such internal control over financial reporting;

•                                          a requirement that the company’s independent accountants provide an attestation report with respect to management’s assessment of the effectiveness of the company’s internal control over financial reporting (this requirement is currently proposed to become effective for Mission Community Bancorp, which is not an accelerated SEC filer, for our fiscal year ending December 31, 2008);

•                                          the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer’s securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement;

•                                          an increase in the oversight of, and enhancement of certain requirements relating to audit committees of public companies and how they interact with the company’s independent auditors;

•                                          the requirement that audit committee members must be independent and are absolutely barred from accepting consulting, advisory or other compensatory fees from the issuer;

•                                          the requirement that companies disclose whether at least one member of the committee is a “financial expert” (as such term is defined by the SEC) and if not, why not;

•                                          expanded disclosure requirements for corporate insiders, including accelerated reporting of stock transactions by insiders and a prohibition on insider trading during pension blackout periods;

•                                          a prohibition on personal loans to directors and officers, except certain loans made by insured financial institutions;

•                                          disclosure of a code of ethics and the requirement of filing of a Form 8-K for a change or waiver of such code;

•                                          mandatory disclosure by analysts of potential conflicts of interest; and

•                                          a range of enhanced penalties for fraud and other violations.

MANAGEMENT

Executive Officers and Directors

The table below shows our directors’ and  executive officers’ names, relationship to Mission Community Bancorp and Mission Community Bank, age and year such individual first became a director.  More detailed descriptions of the background and business experience of our directors and executive officers are set forth below.

Name	Relationship to Mission Community Bancorp and Mission Community Bank	Year First Became a Director	Age
Directors
Bruce M. Breault	Director and Founding Chairman (Emeritus)	1996	66
Roxanne M. Carr	Vice Chairman	1997	70
William B. Coy	Chairman of the Board	1996	69
Richard Korsgaard	Director	2005	65
Anita M. Robinson	Director, President and Chief Executive Officer	1996	55
Robin L. Rossi	Director	1996	59
Gary E. Stemper	Director	1996	64
Brooks W. Wise	Director; President (Mission Community Bank only)	2007	48
Karl F. Wittstrom	Director and Corporate Secretary	1997	55

Other Executive Officers
Ronald B. Pigeon	Executive Vice President and Chief Financial Officer	—	58
James M. Judge	Executive Vice President and Chief Credit Officer (Mission Community Bank only)	—	63

Background and Business Experience of Executive Officers and Directors

The following discussion provides information concerning the backgrounds and business experience of our executive officers and directors.

Executive Officers

Anita M. Robinson has served as the President and Chief Executive Officer of Mission Community Bank since its inception in 1996 and of Mission Community Bancorp since its inception in 2000.  Ms. Robinson has more than 34 years of banking experience and has been involved in small business lending for 30 years.  Ms. Robinson serves as a director of Mission Community Services Corporation and Mission Community Development Corporation.  She also serves as a director of Mission Community Bancorp and Mission Community Bank.

Ms. Robinson is the 2007 Chairman for the California Bankers Association.  She is the recipient of the 2006 Influential Latino Award by Latino Today, and has been designated as the 2007 SBA Central California Women in Business Champion of the year.  Ms. Robinson has served as the Chairman of the Board of the San Luis Obispo County Housing Trust Fund since its founding in 2001.  She has been a member of the Board of Directors of the Economic Opportunity Commission of San Luis Obispo for 15 years, the community action agency and advocate for those in poverty in San Luis Obispo County.  The programs under the Economic Opportunity Commission, which operates in eight counties, include, among others, Head Start, Migrant Head Start, Health Service, Homeless Shelter and Senior Health.  She is also a member of the Board of Directors of the Community Development Bankers Association and has been a Member of the UCSB San Luis Obispo Economic Forecast project since 1994, previously serving as that entity’s Chairman of the Board.  She served on the Board of Directors for the Foundation for Community Design in 2000, and is an active member of the San Luis Obispo Chamber of Commerce, previously serving on its Board of Directors, as its Chairman in 1998, and as a founding member of its Diversity Council.  Other awards and designations received by Ms. Robinson include the following:  Mujer Hispana Distinguida 2005, by Adelante Mujer Hispana, 2004 Trailblazer of the Year by Women’s Economic Ventures, 2003 recipient of the Cal Poly Entrepreneurial Leadership Award—Financial Services, SBA New Markets Lender of the Year 2000, Financial Services Advocate of the Year, U.S. Small Business Administration May 2000, and Independent Banker of the Year in 1996 by the California Independent Bankers Association.  She is also a member of the Board of Directors of the Pacific Coast Banking School at University of Washington, Seattle, and a member of the Board of Directors of Cuesta College Foundation.

Brooks W. Wise joined Mission Community Bank on June 18, 2007 as its President.  He also serves as a  director of Mission Community Bancorp and Mission Community Bank.  He has more than 24 years of banking experience.  From 1996 until joining the Bank, Mr. Wise served in various capacities at Union Bank of California, most recently, from June 2006 until joining the Bank, as Regional Vice President, Los Angeles Business Banking (with responsibilities covering Los Angeles, Santa Barbara, San Luis Obispo and Ventura Counties) and previously, as Vice President-Region Manager, from July 2004 to June 2006 and as Vice President—Branch Manager (including establishing a de novo branch in Santa Maria) from April 1996 to July 2004.  From 1989 through 1996 Mr. Wise was with Bank of California, serving as that bank’s Vice President—Private Banking Team Leader from 1991 to 1996 and as its Vice President—Division Sales Manager, from 1989 to 1991.  Previously, Mr. Wise served as a Branch Manger at Security Pacific National Bank from 1983 to 1989.   Mr. Wise served as the 2006 President of Coastal Business Finance, an SBA certified development corporation.  He is also the President-elect of the Santa Maria Chamber of Commerce and the Past President and a Board Member of the Santa Maria Valley Boys & Girls Club.  He is also the Past President and a Board Member of the Cal Poly Mustang Athletic Fund of San Luis Obispo.  Mr. Wise holds a Series 6 and Series 63 license from the NASD.

James M. Judge has been the Executive Vice President and Chief Credit Officer of Mission Community Bank since February 2005.  He has more than 44 years of banking and finance experience.  Previously, from 2001 to 2002, he served as the Executive Vice President and Chief Credit Officer for Cerritos Valley Bank, Artesia, California.

Ronald B. Pigeon has been our Executive Vice President and Chief Financial Officer since January 2005.  Mr. Pigeon served as Senior Vice President and Controller for Humboldt Bancorp, Roseville, California, from 2003 to 2004.  Mr. Pigeon has over 24 years of banking and finance experience.  Previously, he served as Controller and Chief Financial Officer for 722 Redemption Funding, Inc., an automobile finance company located in Cincinnati, Ohio, from 1999 to 2003.  Mr. Pigeon served as the Controller for Trans Financial, Inc., a bank holding company in Bowling Green, Kentucky, from 1993 to 1998.  Mr. Pigeon serves as Treasurer on the Board of Directors of the AIDS Support Network/Hepatitis C Project of SLO County and regularly provides technical assistance in the area of accounting and financial reporting to Mission Community Services Corporation.  He has participated in fund-raising efforts for several San Luis Obispo County non-profit organizations, including the Family Care Network, American Heart Association, Women’s Shelter Program, and Hotline of San Luis Obispo County.  Mr. Pigeon is a certified public accountant.

Other Directors

Bruce M. Breault has been a partner and owner of F. McLintocks, Inc, since 1973, a restaurant chain headquartered in Shell Beach, California.  Mr. Breault served as a founder and director of Commerce Bank of San Luis Obispo until the sale of that bank in 1996.  Mr. Breault serves as a director of Mission Community Bancorp and Mission Community Bank.

Roxanne M. Carr has been the Division President and Corporate Senior Vice President of The Mortgage House, Inc., San Luis Obispo, California, since 1995.  Ms. Carr also serves on the Board of Directors for The Workforce Housing Coalition of San Luis Obispo County and the San Luis Obispo Country Housing Trust Fund Steering Committee.  She is the 2007-2008 President of the Rotary Club of San Luis Obispo. And serves on the Board of the Cuesta Foundation.  Ms. Carr serves as a director of Mission Community Bancorp and Mission Community Bank.

William B. Coy has been the owner and manager of Ranch Rio Conejo, a citrus and avocado farm in Cayucos, California, since 1979.  He served as the Corporate Marketing Manager for San Luis Obispo County Farm Supply from 1991 to 2001.  Mr. Coy was a founder and member of the San Luis Obispo County Board of supervisors from 1983 to 1990.  Mr. Coy serves on the Board of Mission Community Services Corporation and Mission Community Development Corporation.  Mr. Coy serves as Chairman of the Board of Mission Community Bancorp and Mission Community Bank.

Richard Korsgaard is a retired banker.  Most recently, he served as the Executive Vice President and Chief Credit Officer of Mission Community Bank from July 2002 through March 2005.  From March 2001 to March 2002 Mr. Korsgaard served as Senior Vice President of California Bank and Trust, San Diego, California.  From 1995 to 2001 he served as Director and Executive Vice President of Eldorado Bank, Laguna Hills, California, which bank was acquired by California Bank and Trust in March 2001.  From 1982 to 1995 Mr. Korsgaard served as the President and Chief Executive Officer of Mariners Bank, San Clemente, California.  Mr. Korsgaard serves as a director of Mission Community Bancorp and Mission Community Bank, and serves as Chairman of our Audit Committee.

Robin L. Rossi is a developer and real estate investor and has been the President and owner of Rossi Enterprises, San Luis Obispo, California, a property management firm, since 1991.  He has also served as the President of Infinite Horizons, Inc., Avila Beach, California, the Manager of Avila Beach Resort and Blacklake resort, real estate investments, since 1979.  Mr. Rossi owns or has invested in many “trophy” properties in the Central Coast of California.  Mr. Rossi also serves on the Board of Ojai Community Bank.  Mr. Rossi serves as a director of Mission Community Services Corporation and Mission Community Development Corporation.  Mr. Rossi also serves as a director of Mission Community Bancorp and Mission Community Bank.

Gary E. Stemper has been the Manager of Eagle Castle Winery, LLC, Paso Robles, California since 2000.  Mr. Stemper has also been the owner of Gary Stemper Construction Co., Paso Robles, California, which he founded in 1967.  Mr. Stemper has also been a partner in the Mill Road Vineyard, Paso Robles, California since 1994.  He was also a partner in Eberle Winery of Paso Robles from 1982 to 2005.  Mr. Stemper also served as a founder and director of Citizens Bank of Paso Robles until the sale of that bank in 1995.  Mr. Stemper serves as a director of Mission Community Services Corporation and Mission Community Development Corporation.  Mr. Stemper serves as a director of Mission Community Bancorp and Mission Community Bank.

Karl F. Wittstrom has been self-employed in the areas of real estate development, construction, vineyards, ranching and investments since 1996.  Previously, from 1992 through 1996, Mr. Wittstrom served as the President and Chief Executive Officer of Allwaste Transportation and Remediation, Inc., a waste management company located in San Ardo, California.  From 1976 to 1992 Mr. Wittstrom was the owner and President of C.K.C., Inc., a waste management company which merged with Allwaste in 1992.  Mr. Wittstrom serves as a Director of Mission Community Bancorp and Mission Community Bank.

Director Independence and Board Committees

The Board has determined that a majority of our current directors are “independent” as that term is defined in NASDAQ’s listing standards.  Specifically, the Board has determined that all of the Company’s directors other than Anita M. Robinson, our President and Chief Executive Officer, Brooks Wise, the President of Mission Community Bank, Richard Korsgaard, our former Chief Credit Officer and Karl F. Wittstrom, our corporate secretary, are independent directors. Further, we have committed to maintain a majority of independent directors on our Board of Directors. In addition to serving on our Board of Directors, all of our directors also serve on the Board of Directors of Mission Community Bank.

Audit Committee.  The Board of Directors has, among others, a standing Audit Committee, of which directors Breault, Carr, Coy, Korsgaard (Chairman), Stemper & Wittstrom are members.  The purpose of the Audit Committee is to monitor the quality and integrity of Mission Community Bancorp’s and Mission Community Bank’s accounting, auditing, internal control and financial reporting practices.  The Committee selects our independent accountants, reviews the independence and performance of the independent accountants, and makes certain that the independent accountants have the necessary freedom and independence to freely examine all of our records.  Further, the Audit Committee pre-approves all audit and permissible non-audit services to be performed by the independent accountants, with certain de minimis exceptions.  Prior to the public release of annual and quarterly financial information, the Committee discusses with our management and the independent accountants the results of the independent accountants’ audit or limited review procedures associated with this information.  The Audit Committee oversees internal audit activities, including reviewing the internal audit plan, discussing various internal audit issues with our management, and confirming and assuring the objectivity of internal audits.

The Audit Committee Charter of Mission Community Bancorp requires that the Audit Committee be comprised of at least three directors and further requires that (i) no member of the Audit Committee may serve as an officer of Mission Community Bancorp or Mission Community Bank; provided, that the certain offices which are precluded from policy-making functions except in their capacities as directors (i.e., the Chairman of the Board, Vice Chairman of the Board, Corporate Secretary, Immediately Past Chairman and Founding Chairman) are not precluded from service on the Audit Committee; (ii) Audit Committee members are barred from accepting any consulting, advisory or other compensatory fee from Mission Community Bancorp or Mission Community Bank other than in such members’ capacity as a member of the board of directors or a member of any  board committee; and (iii) that no Audit Committee member may be an “affiliated person” of Mission Community Bancorp or Mission Community Bank apart from his or her capacity as a member of the Board or any Board committees.  All six members of our Audit Committee meet the requirements for a member of our Audit Committee under our Audit Committee Charter; however, two of the members do not meet the independence requirements set forth in the listing standards of  Nasdaq for audit committee members in that Mr. Korsgaard served as the Executive Vice President and Chief Credit Officer of Mission Community Bank until March 31, 2005 and Karl Wittstrom is our Corporate Secretary.  Nasdaq’s definition of independence would exclude a director who served as an employee within the prior three years, as well as the Corporate Secretary.  The Board believes that each member of the Audit Committee is free from any relationship that would interfere with the exercise with his or her independent judgment as a committee member.  Mr. Korsgaard, the Chairman of our Audit Committee, meets the qualifications of an “audit committee financial expert” as such term is defined in the rules and regulations of the Securities and Exchange Commission.

Corporate Governance and Nominating Committee.  The Board of Directors has a Corporate Governance and Nominating Committee on which all members of the Board of Directors currently serve:  The primary duties and responsibilities of this committee are to (i) identify individuals who qualify as potential board candidates, consistent with criteria established by the Board; (ii) objectively consider all potential Board candidates, regardless of whether the candidates was recommended by the Board, a shareholder or other source and to recommend candidates to the Board for election at the next annual shareholders meeting; (iii) to develop and recommend corporate governance principles to the Board and (iv) to oversee and evaluate the effectiveness of our corporate governance principles.  The Corporate Governance and Nominating Committee has adopted a charter.

Compensation Committee.  The Board of Mission Community Bank has a standing Compensation Committee of which directors Breault, Coy, Carr, Stemper, and Wittstrom are members. This committee reviews and recommends for Board approval the compensation, benefits and health insurance packages for the Chief Executive Officer and other executive officers of Mission Community Bank, as well as the compensation for the directors of Mission Community Bank.  All members of the Compensation Committee are “independent” directors under Nasdaq’s listing standards other than Mr. Wittstrom who is the Corporate Secretary of Mission Community Bancorp.  The Board believes that each member of the Compensation Committee is free from any relationship that would interfere with the exercise of his or her independent judgment as a Committee member.  The Compensation Committee currently does not have a charter, but intends to adopt a charter in the near future.

The Chief Executive Officer, although not a member of the Compensation Committee, presents to the Compensation Committee recommendations for the compensation, benefits and health insurance packages for the executive officers of Mission Community Bank.  On an annual basis the Compensation Committee evaluates the performance of the executive officers and reviews the “Annual Director and Executive Compensation Survey” prepared by Perry-Smith, LLP for the California Bankers Association.  This survey provides comparative compensation and benefits information for all banks located in California, utilizing a comparative analysis of both region and asset size. The comparative information provided is for all levels of bank staff, including the executive officers and for the Board of Directors.

Code of Ethics.  Mission Community Bancorp and Mission Community Bank have adopted a Code of Ethics applicable to all directors, the principal executive officer and senior financial officers, including the principal financial officer, principal accounting officer and persons performing similar functions.  The Code sets forth our values and expectations regarding ethical and lawful conduct and is also intended to deter wrongdoing and to promote honest and ethical conduct and compliance with applicable laws and regulations.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain summary compensation information for the last fiscal year with respect to the President and Chief Executive Officer of Mission Community Bancorp, and for the two most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year (the “Named Executive Officers”).

Name and Principal Position	Year	Salary		Bonus	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation(1)	Total

Anita M. Robinson, President and CEO	2006	$165,000	(2)	—	—	$26,829	—	$21,743	$213,572
Ronald B. Pigeon, Executive VP and CFO	2006	$127,917	(3)	—	—	$14,638	—	$15,972	$158,527
James M. Judge, Executive VP, and Chief Credit Officer	2006	$118,744		—	—	$14,075	—	$9,677	$142,496

(1)

Includes perquisites and other compensation. Additional information regarding other compensation, including perquisites that in the aggregate exceeded $10,000 for an individual, is provided in the “Components of All Other Compensation” table below.

(2)	Salary amounts include amounts deferred under Mission Community Bancorp’s 401(k) Plan.

(3)	Salary amounts include amounts deferred under Mission Community Bancorp’s 401(k) Plan.

Components of All other Compensation

The components of the “All Other Compensation” column in the Summary Compensation Table, including perquisites that in the aggregate exceeded $10,000 for an individual, are detailed in the following table.

Name	Auto Allowance	Life Insurance Premiums	401(k) Employer Contributions	Total

Anita M. Robinson	$7,800	$1,049	$12,894	$21,743
Ronald B. Pigeon	$4,800	$640	$10,532	$15,972
James M. Judge	$4,800	$912	$3,965	$9,677

Employment Agreements

Mission Community Bank and Anita M. Robinson have entered into a Second Amended and Restated Employment Agreement dated as of June 12, 2007 pursuant to which Ms. Robinson has agreed to continue to serve as the Chief Executive Officer of Mission Community Bank through December 31, 2012.  Pursuant to the employment agreement, Ms. Robinson receives an annual base salary of $175,000, with increases in the sole discretion of the Board of Directors.  In addition, the agreement provides that Ms. Robinson is entitled to receive an incentive bonus for 2007 as determined in accordance with Mission Community Bank’s CEO Bonus Program as described below, and thereafter, a bonus as reviewed and determined annually by the Board of Directors.  Ms. Robinson also receives an automobile allowance of $1,000 per month and payment of premiums on a life insurance policy in the amount of $750,000 pursuant to the terms of the employment agreement.  In addition, Ms. Robinson’s employment agreement provides that she shall be granted an option to purchase a number of shares of common stock equal to the lesser of (i) 25,000 shares or (ii) 5.0% of the number of shares issued in this offering prior to December 31, 2007 at a purchase price equal to the greater of the fair market value of the stock on the date of grant or the sales price of the stock in this offering.  The options shall be for a term of ten years and shall vest in 5 annual installments of 20% per year over a period of 5 years.  If this offering is terminated, no options will be granted to Ms. Robinson pursuant to her employment agreement.  In the event Ms. Robinson’s employment is terminated without cause, she will be entitled to a payment equal to 12 months of her base salary as in effect immediately prior to her termination of employment, payable in equal installments over 12 months in accordance with Mission Community Bank’s normal payroll periods and her bonus earned prior to the date of termination.  In the event Ms. Robinson’s employment is terminated in the event of a change in control, or if she leaves employment for good cause after a change in control has occurred, Ms. Robinson shall be entitled to a payment equal to 24 months of her base salary in effect immediately prior to the date of termination, payable in one lump sum payment and a lump sum payment equal to the incentive bonus paid to Ms. Robinson for the two years preceding the year in which the termination occurs, as well as any bonus earned by Ms. Robinson prior to the date of termination.

On February 8, 2007 the Board of Directors of Mission Community Bank approved a CEO Bonus Program for 2007, effective as of January 1, 2007, which program is reviewed annually by the Board of Directors.  Ms. Robinson is the only participant in the CEO Bonus Program and bonuses are to be paid under the 2007 Program as follows:

Achievement of Budget @	Bonus Amount	Achievement of Budget @	Bonus Amount
80%	$25,000	120%	$125,000
90%	$50,000	130%	$150,000
100%	$75,000	140%	$175,000
110%	$100,000	150%	$200,000

Mission Community Bank and Brooks W. Wise have entered into an employment agreement dated as of June 3, 2007 pursuant to which Mr. Wise has agreed to serve as the President of Mission Community Bank through

December 31, 2009.  Pursuant to his employment agreement, Mr. Wise receives an annual base salary of $135,000, with increases in the sole discretion of the Board of Directors. He is also a participant in Mission Community Bank’s Officers’ Incentive Compensation Plan.  Mr. Wise also receives an automobile allowance of $750 per month.  In addition, the employment agreement provides that Mr. Wise shall be granted an option to purchase a number of shares of common stock equal to the lesser of (i) 25,000 shares or (ii) 5.0% of the number of shares issued in this offering prior to December 31, 2007 at a purchase price equal to the greater of the fair market value of the stock on the date of grant or the sales price of the stock in this offering.  The options shall be for a term of ten years and shall vest in 5 annual installments of 20% per year over a period of 5 years.  If this offering is terminated, no options will be granted to Mr. Wise pursuant to his employment agreement.  In the event Mr. Wise’s employment is terminated without cause, he will be entitled to a payment equal to 6 months of his base salary as in effect immediately prior to his termination of employment, payable in equal installments over 6 months, in accordance with Mission Community Bank’s normal payroll periods and his bonus earned prior to the date of termination.  In the event Mr. Wise’s employment is terminated in the event of a change in control, or if he leaves employment for good cause after a change in control has occurred, Mr. Wise shall be entitled to 12 months of his base salary in effect immediately prior to the date of termination payable in one lump sum payment and his incentive bonus earned prior to his date of termination.

Salary Protection Agreements

Ronald B. Pigeon, our Executive Vice President and Chief Financial Officer entered into a Salary Protection Agreement with Mission Community Bank dated January 18, 2005.  James M. Judge, our Executive Vice President and Chief Credit Officer, entered into a Salary Protection Agreement with Mission Community Bank dated February 1, 2005.  Each of these agreements provide for a severance benefit of six months of base salary upon termination of employment, or reduction of salary by more than ten percent, to these individuals upon the occurrence of, or within twelve months following, a merger, transfer of substantially all of the assets, change in control or other defined corporate reorganization of Mission Community Bancorp or Mission Community Bank.

Incentive Compensation Plan

The Board of Directors of Mission Community Bank has adopted an Officers’ Incentive Compensation Plan for 2007.  Pursuant to this plan, all active corporate officers and designated loan officers of Mission Community Bank may receive cash awards under the plan if certain objectives are met.  The plan provides for awards based on achievement of annual objectives for Mission Community Bank as well as awards for meeting various levels of loan and deposit production.  The weighting of the bank objectives and the levels of production is dependent on the position the participating employee holds within Mission Community Bank.  Any awards payable under the plan to the President, the Executive Vice President and Chief Financial Officer and the Executive Vice President and Chief Credit Officer of Mission Community Bank are based 100% on whether certain overall bank objectives (vs. loan and deposit production objectives) are met.  Incentive awards are for bank objectives based on a percentage of the participant’s salary.

Stock Options

All outstanding stock options have been granted under the 1998 Stock Option Plan of Mission Community Bank which plan was assumed by Mission Community Bancorp in connection with the one bank holding company reorganization effected December 15, 2000 pursuant to which Mission Community Bank became a wholly-owned subsidiary of Mission Community Bancorp.  Options to purchase an aggregate of 126,133 shares of the common stock of Mission Community Bancorp, with an average exercise price of $12.19 per share, were outstanding under the Stock Option Plan as of December 31, 2006 and as of March 31, 2007. From June 6, 2007 to August 9, 2007, our executive officers and directors exercised options to purchase an aggregate of 41,233 shares of common stock under the 1998 Stock Option Plan at an average exercise price of $10.00 per share.  Options to purchase an aggregate of 84,900 remain issuable upon the excerise of options previously granted under the plan, and 10,534 shares of common stock or 1.5% of the common stock issued and outstanding prior to this offering remain available for grant under the Plan.  Pursuant to the terms of the employment agreements entered into between Mission Community Bank and each of Anita Robinson and Brooks Wise, options to purchase an aggregate of up to 50,000 shares are to be granted to these individuals following this offering.  See “Employment Agreements.”

No stock options were granted to the Named Executive Officers in 2006. None of the named Executive Officers exercised any stock options in 2006.

The following table sets forth information with respect to options held by the Named Executive Officers at December 31, 2006.

Outstanding Awards at Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date

Anita M. Robinson	20,000	0	0	$10.00	1/20/08
	5,000	0	0	$8.25	2/27/11
Ronald B. Pigeon	600	2,400	0	$25.50	3/28/15
James M. Judge	600	2,400	0	$25.50	3/28/15

Compensation to Directors

Since August 2006, non-employee members of Mission Community Bancorp’s Board of Directors have received a monthly retainer of $1,700 per month for all Board and Committee meetings attended.  Prior to August 2006, directors received $500 for each Board Meeting attended and a fee of $100 for each Committee meeting attended.  Mission Community Bancorp also provides an annual payment to its directors to cover their travel, seminars, meals and other expenses related to their services as directors of Mission Community Bancorp and Mission Community Bank.  Mission Community Bancorp may also grant stock options to its directors from time to time.  No stock options were granted to directors of Mission Community Bancorp in 2006.

(1)             Unexercisable shares reported for Ronald B. Pigeon and James M. Judge will vest as follows:  600 shares available March 28, 2007; 600 shares available March 28, 2008; 600 shares available March 28, 2009; and 600 shares available March 28, 2010, respectively.

The following table sets forth information with regard to compensation earned by non-employee directors in 2006.  Compensation earned by employee-directors is included in the “Summary Compensation Table” above.

Non-Employee Director Compensation Table

Name	Fees Earned or Paid In Cash(1)	Option Awards		Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total

Bruce M. Breault	$12,700	0	(2)	0	0	0	$12,700
Roxanne Carr	$11,000	0		0	0	0	$11,000
William B. Coy	$12,900	0	(3)	0	0	0	$12,900
Richard Korsgaard	$12,100	0	(4)	0	0	0	$12,100
Robin L. Rossi	$9,600	0	(5)	0	0	0	$9,600
Gary E. Stemper	$12,700	0	(6)	0	0	0	$12,700
Karl F. Wittstrom	$11,800	0	(7)	0	0	0	$11,800

(1)	Includes cash payments made to non-employee directors of Mission Community Bancorp during 2006.

(2)	Mr. Breault held options to purchase an aggregate of 15,933 shares at December 31, 2006, all of which were fully vested at December 31, 2006.

(3)	Mr. Coy held options to purchase an aggregate of 6,800 shares at December 31, 2006, all of which were fully vested at December 31, 2006.

(4)	Mr. Korsgaard held options to purchase an aggregate of 2,000 shares at December 31, 2006, 1,000 of which were fully vested at December 31, 2006.

(5)	Mr. Rossi held options to purchase an aggregate of 13,800 shares at December 31, 2006, all of which were fully vested at December 31, 2006.

(6)	Mr. Stemper held options to purchase an aggregate of 12,200 shares at December 31, 2006, all of which were fully vested at December 31, 2006.

(7)	Mr. Wittstrom held options to purchase an aggregate of 11,400 shares at December 31, 2006, all of which were fully vested at December 31, 2006.

Indemnification

Mission Community Bancorp’s Articles of Incorporation and Bylaws provide, among other things, for the indemnification of Mission Community Bancorp’s directors, officers and agents, and authorize the Board to pay expenses incurred by, or to satisfy a judgment or fine rendered or levied against, such agents in connection with any personal legal liability incurred by that individual while acting for the corporation within the scope of his or her employment.  Such provisions of Mission Community Bancorp’s Articles of Incorporation and Bylaws are subject to certain limitations imposed under state and federal law.  It is the policy of the Board of Directors that Mission Community Bancorp’s executive officers and directors shall be indemnified to the maximum extent permitted under applicable law and Mission Community Bancorp’s Articles of Incorporation and Bylaws.

Mission Community Bancorp’s Articles of Incorporation also currently provide for the limitation or elimination of personal liability of the corporation’s directors to the corporation or its shareholders for monetary damages, to the extent permitted by California law.  However, under federal law, the Federal Reserve Board may seek monetary damages from bank or bank holding company directors in cases involving gross negligence or any greater disregard of the duty of care, notwithstanding any provisions of state law which may permit limitations on director liability in such circumstances.

Mission Community Bancorp and Mission Community Bank have in effect liability insurance covering all of their respective officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Mission Community Bancorp under the provisions in Mission Community Bancorp’s Articles of Incorporation and Bylaws, Mission Community Bancorp has been informed that, in the opinion of the Securities and Exchange Commission, this kind of indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Certain Transactions

There are no existing or proposed material interests or transactions between us and any of our officers or directors outside the ordinary course of business, except as indicated herein.

On May 3, 2006, Mission Community Bank completed the purchase of the property located at 541 and 545 Spring Street in Paso Robles, California.  We are currently evaluating whether to build a branch on this property to replace our existing Paso Robles branch office.  The property was purchased from Sundance Enterprises, Inc. for a purchase price of $483,600.  The owner of Sundance Enterprises, Inc. is the son-in-law of Gary E. Stemper, a director and nominee for director of the Mission Community Bancorp.  The Board of Directors believes that all amounts paid to Sundance Enterprises, Inc. with respect to the purchase of the Paso Robles property are on terms at least as favorable to Mission Community Bank as could have been obtained from an independent third party.

From time to time our directors and officers and the companies with which they are associated, have banking transactions with Mission Community Bank in the ordinary course of business.  Any loans and commitments to lend included in such transactions have been, and in the future will be, made in the ordinary course of business in accordance with all applicable laws and regulations and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness.  In addition, any such loans do not and will not involve more than the normal risk of collectibility or present other unfavorable features.  As of March 31, 2007, loan commitments and loans outstanding from Mission Community Bank to our directors and executive officers (including associated companies) totaled approximately $2.9 million  or 24% of our shareholders’ equity.

Any future affiliated transactions will be made or entered into on terms that are no less favorable to us than those that can be obtained from an unaffiliated third party.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Other than as set forth in the table below, our management knows of no person who beneficially owned more than 5% of our outstanding common stock as of June 30, 2007, except for Bruce M. Breault and Anita M. Robinson, who are members of our Board of Directors, and whose security ownership is described in “Security Ownership of Management,” below.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Common Stock	Patrick W. Hopper Trust 2624 Pebblegold Avenue Henderson, Nevada 89074	41,634	(1)	6.3%
Common Stock	Department of the Treasury Community Development Financial Institutions Fund 601 13th Street, N.W., Suite 200S Washington, D.C. 20005	100,000	(2)	12.9%

(1)	Represents shares reported on a Schedule 13D filed by Patrick W. Hopper Trust.

(2)

Represents shares of common stock which are issuable upon conversion of our issued and outstanding Series A Preferred Stock and Series C Preferred Stock. The Community Development Financial Institution Fund owns 100% of the outstanding Series A Preferred Stock and Series C Preferred Stock of Mission Community Bancorp.

SECURITY OWNERSHIP OF MANAGEMENT

The following table presents, for each of our directors and executive officers(1), (i) the number of shares beneficially owned by each such person as of August 10, 2007 and (ii) the percentage of shares of our common stock beneficially owned by each such person as of August 10, 2007.

Name	Share Ownership August 10, 2007(2)		% Share Ownership August 10, 2007(3)

Directors
Bruce M. Breault(4)	37,183	(5)	5.4%
Roxanne M. Carr	19,800		2.9%
William B. Coy	17,550	(5)	2.5%
Richard Korsgaard	6,000	(5)	0.7%
Anita M. Robinson(4)	43,609	(5)	6.3%
Robin L. Rossi	27,507	(5)(6)	4.0%
Gary E. Stemper	19,700	(5)	2.8%
Brooks W. Wise	0		0
Karl F. Wittstrom	26,750	(5)	3.8%

Other Executive Officers
James M. Judge	1,200	(5)	0.2%
Ronald B. Pigeon	1,200	(5)	0.2%

All directors and executive officers as a group (11 persons)	200,499	(5)	27.3%

(1)

As used throughout this prospectus, the term “executive officer” means our President and Chief Executive Officer, the President of Mission Community Bank, our Executive Vice President and Chief Financial Officer and our Executive Vice President and Chief Credit Officer.

(2)

Except as otherwise noted, may include shares held by such person’s spouse and minor children, and by any other relative of such person who has the same home; shares held in “street name” for the benefit of such person; shares held by a family trust as to which such person is a trustee and primary beneficially with sole voting and investment power (or shares power with a spouse); or shares held in an Individual Retirement Account or pension plan as to which such person (and/or such person’s spouse) is the sole beneficially and has pass-through voting rights and investment power.

(3)

This percentage is based on the total number of shares of our common stock outstanding, plus the number of options shares for the applicable individual or group which are vested or will vest within 60 days of August 10, 2007 pursuant to the Mission Community Bancorp 1998 Stock Option Plan.

(4)	Mr. Breault’s and Ms. Robinson’s business address is 581 Higuera Street, San Luis Obispo, California 93401.

(5)

Includes options to purchase the following number of shares held by the following directors and executive officers that were vested or will vest within 60 days after August 10, 2007 pursuant to our Stock Option Plan: Mr. Breault: 6,000 shares; Mr. Coy: 3,800 shares; Mr. Korsgaard: 3,000 shares; Ms. Robinson: 10,000 shares; Mr. Rossi: 2,000 shares; Mr. Stemper: 10,700 shares; Mr. Wittstrom: 11,400 shares; Mr. Pigeon: 1,200 shares; Mr. Judge: 1,200 shares.

(6)	Includes 457 shares held in the name of The Rossi Foundation, of which Mr. Rossi holds shared voting power.

DESCRIPTION OF CAPITAL STOCK OF MISSION COMMUNITY BANCORP

At our Annual Meeting of Shareholders on April 23, 2007 our common shareholders approved an amendment to our Articles of Incorporation to increase our authorized shares of capital stock to 10,000,000 shares of common stock, without par value, and 10,000,000 shares of preferred stock, without par value.  The holders of our preferred stock approved this amendment by written consent.  An amendment to our Articles of Incorporation increasing our authorized capital stock was filed on June 21, 2007 with the Secretary of State of California.

We are authorized to issue ten million (10,000,000) shares of common stock, without par value, and ten million (10,000,000) shares of preferred stock, without par value.  We currently expect to sell up to 597,000 shares of our common stock to purchasers of common stock in this offering.  We will not issue any shares of preferred stock in this offering.  Each share of our common stock will have the same relative rights as, and will be identical in all respect with, every other share of common stock.  Upon payment of the purchase price for the common stock in this offering, all shares sold in this offering will be duly authorized, fully paid and non-assessable.

The shares of common stock:

•                     are not deposit accounts and are subject to investment risk;

•                     are not insured or guaranteed by the FDIC or any other government agency; and

•                     are not guaranteed by Mission Community Bancorp or Mission Community Bank.

Common Stock

Voting Rights.  All voting rights are vested in the holders of our common stock.  Our shareholders have cumulative voting rights for the election of directors.  This means that if the candidates’ names have been placed in nomination prior to the commencement of voting and a shareholder has given notice prior to the commencement of voting of the shareholder’s intention to cumulate votes, then a shareholder has the right to vote the number of shares owned by him or her for as many candidates as there are directors to be elected, or to cumulate his or her shares and give one candidate as many votes as the number of directors multiplied by the number of shares owned shall equal, or to distribute them on the same principle among as many candidates as he or she deems appropriate.

Each share has the same rights, preferences and privileges as every other share.  Each shareholder is entitled to one vote per share on any issue requiring a vote at any meeting (except as described above in connection with the election of directors), and will be entitled to participate in any liquidation, dissolution, or winding up on the basis of his or her pro rata share holdings.

Dividends.  As a bank holding company that currently has no significant assets other than our equity interest in Mission Community Bank, our ability to declare dividends depends primarily upon dividends we receive from Mission Community Bank.  The dividend practice of Mission Community Bank, like our dividend practice, will depend upon its earnings, financial position, current and anticipated cash requirements and other factors deemed relevant by the Mission Community Bank’s Board of Directors at the time.  See “Our Policy Regarding Dividends.”

As a California state-chartered bank, the ability of Mission Community Bank to pay dividends is subject to restrictions set forth in the California Financial Code.  Under the Financial Code, Mission Community Bank is allowed to declare a cash dividend out of its net profits up to the lesser of its retained earnings or its net income for the last three fiscal years (less any distributions made to shareholders during such period), or, with the prior written approval of the Department of Financial Institutions in an amount not exceeding the greatest of (i) its retained earnings, (ii) its net income for its last fiscal year, or (iii) its net income for its current fiscal year.

Mission Community Bancorp’s ability to pay dividends is also limited by state corporation law.  The California General Corporation Law prohibits Mission Community Bancorp from paying dividends on its common stock unless:  (i) its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend, or (ii) immediately after giving effect to the dividend the sum of Mission Community Bancorp’s assets

(exclusive of goodwill and deferred charges) would be at least equal to 125% of its liabilities and the current assets of Mission Community Bancorp would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense of the two preceding fiscal years was less than the average of its interest expense of the two preceding fiscal years, at least equal to 125% of its current liabilities.

We have issued and outstanding $3,093,000 of junior subordinated debt securities due October 2033.  The indenture pursuant to which these debt securities were issued provides that we must make interest payments on the debentures before any dividends can be paid on our capital  stock and in the event of our bankruptcy, dissolution or liquidation, the holder of the debt securities must be paid in full before any distributions may be made to the holders of our capital stock.  In addition, we have the right to defer interest payments on the junior subordinated debt securities for up to five years, during which time no dividends may be paid to holders of our capital stock.

Shareholders are entitled to receive dividends only when and if declared by our Board of Directors.  No assurance can be given that Mission Community Bancorp’s earnings will permit the payment of dividends of any kind in the future.  The future dividend policy of Mission Community Bancorp will be subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial condition, liquidity, and general business conditions.  See “Our Policy Regarding Dividends.”

Miscellaneous.  Our common stock has no conversion or redemption rights or sinking fund provisions applicable to it.  Our common stock does not have preemptive rights; therefore, future shares of common stock may be offered to the investing public or to existing shareholders, in the discretion of our Board of Directors, and existing shareholders will not have the right to maintain their current percentage ownership in our common stock.

Preferred Stock

We will not issue any preferred stock in this offering and we have no current plans to issue any preferred stock after this offering.  Preferred stock may be issued with designations, powers, preferences and rights as the Board of Directors may from time to time determine.  The Board of Directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. Any issuance of preferred stock must be approved by a majority of our independent directors who do not have an interest in the transaction and who have access, at our expense, to our legal counsel or independent legal counsel.

We currently have three classes of preferred stock outstanding as follows:

Series A Preferred Stock.  There are 100,000 shares of Series A Preferred Stock both authorized and outstanding.  All shares of Series A Preferred Stock are owned by the Community Development Financial Institutions Fund.  The shares of Series A Preferred Stock are non-voting.  The dividend rights attributable to the holders of shares of Series A Preferred Stock are proportional to those of the holders of our common stock based upon a two-for-one conversion ratio; that is, the Series A Preferred Stock participates on a per share basis in any dividend declared on common stock at the rate of one-half of the per share common stock dividend, but are not entitled to any fixed rate of return (zero percent cumulative).  The Series A Preferred Stock may be converted into common stock of Mission Community Bancorp on a two-for-one exchange (50,000 shares of Common Stock have been set aside and reserved by Mission Community Bancorp for such purpose) at any time upon the request of a holder of such Series A Preferred Stock upon or after the sale, transfer or other disposition of such shares of Series A Preferred Stock by the initial holder thereof.  No sinking fund is required or has been established for the redemption of shares of Series A Preferred Stock.  In the event Mission Community Bancorp is liquidated, for any reason, the holders of Series A Preferred Stock are entitled to a liquidation preference of five dollars ($5.00) per share before holders of common stock receive any distribution and after the holders of common stock receive ten dollars ($10.00) per share, any further distributions shall be at the ratio of one dollar ($1.00) per share on the Series A Preferred Stock to two dollars ($2.00) per share for common stock, subject to adjustment.  If the common stock is subdivided, combined or reclassified, the Series A Preferred Stock will be subdivided, combined or reclassified on the same basis.  The holders of the Series A Preferred Stock have no right to vote any such shares except as may be required by applicable law.  Subject to the receipt of any required regulatory approval, the Series A Preferred Stock is automatically redeemable, in whole or in part, at any time upon the request of the holder of the Series A Preferred Stock, in cash at the price of five dollars ($5.00) per share, without further action on the part of Mission Community

Bancorp, upon and after a finding that Mission Community Bancorp is in default under any Community Development Financial Institutions Program Assistance Agreement for Technical Assistance Grants to and Equity Investments in Regulated Institutions, or any successor agreement, to which Mission Community Bancorp is a party or by which it is bound.

Series B Preferred Stock.  There are 20,500 shares of the Series B Preferred Stock both authorized and outstanding.  All shares of Series B Preferred Stock are owned by the National Community Investment Fund.  The shares of Series B Preferred Stock are non-voting.  The dividend rights attributable to the holders of the Series B Preferred Stock are proportional to those of the holders of our common stock; that is, the Series B Preferred Stock participates on a per share basis in any dividend declared on the common stock, but such Series B Preferred Stock is not entitled to any fixed rate of return (zero percent cumulative).  The shares of Series B Preferred Stock are not convertible or redeemable.  If the common stock is subdivided, combined or reclassified, the Series B Preferred Stock shall be subdivided, combined or reclassified on the same basis.  In the event Mission Community Bancorp is liquidated, for any reason, the holders of Series B Preferred Stock will be entitled to a liquidation preference of ten dollars ($10.00) per share before holders of common stock receive any distribution, but such liquidation preference is junior in right of payment to the liquidation preference for the Series A Preferred Stock discussed above.  Additionally, in the event of a so-called “change in control” (including certain mergers, sales of assets or tender offers), holders of the Series B Preferred Stock are entitled to receive a payment in the same form of consideration and in the same amount as the per share price received, or deemed to be received, by the holders of the common stock of Mission Community Bancorp in or as a result of the “change in control” event.

Series C Preferred Stock.  There are 50,000 shares of Series C Preferred Stock both authorized and outstanding.  All shares of Series C Preferred Stock are owned by the Community Development Financial Institutions Fund.  The shares of Series C Preferred Stock are non-voting.  The dividend rights attributable to the holders of Series C Preferred Stock are proportional to those of the holders of our common stock; that is, the Series C Preferred Stock participates on a per share basis in any dividend declared on common stock, but are not entitled to any fixed rate of return (zero percent cumulative).  The Series C Preferred Stock may be converted into common stock of Mission Community Bancorp on a one-for-one exchange basis (50,000 shares of common stock have been set aside and reserved by Mission Community Bancorp for such purpose) at any time upon the request of a holder of such Series C Preferred Stock upon or after the sale, transfer or other disposition of such shares of Series C Preferred Stock by the initial holder thereof.  No sinking fund is required to be or has been established for the redemption of shares of Series C Preferred Stock.  In the event Mission Community Bancorp is liquidated, for any reason, the holders of Series C Preferred Stock are entitled to a liquidation preference of ten dollars ($10.00) per share before holders of common stock receive any distribution and after the holders of common stock receive ten dollars ($10.00) per share, any further distributions will be at the ratio of one dollar ($1.00) per share on the Series C Preferred Stock to one dollar ($1.00) per share for common stock, subject to adjustment.  If the common stock is subdivided, combined or reclassified, the Series C Preferred Stock will be subdivided, combined or reclassified on the same basis.  The holders of the Series C Preferred Stock will have no right to vote any such shares except as may be required by applicable law.  Subject to the receipt of any required regulatory approval, the Series C Preferred Stock will be automatically redeemable, in whole or in part, at any time upon the request of the holder of the Series C Preferred Stock, in cash at the price of ten dollars ($10.00) per share, without further action on the part of Mission Community Bancorp, upon and after a finding that Mission Community Bancorp is in default under any Community Development Financial Institutions Program Assistance Agreement for Equity Investments in Regulated Institutions, or any successor agreement, to which Mission Community Bancorp is a party or by which it is bound.

Anti-Takeover Provisions in Our Charter

Our Articles of Incorporation contain a provision requiring the approval of 66 2/3% of our outstanding shares to approve any merger or sale of all or substantially all of our assets.  Our Articles further provide that the holders of not less than 66 2/3% of our outstanding shares are required to amend or repeal that Article.  This provision may discourage any attempt to obtain control of Mission Community Bancorp through merger.

Our Articles of Incorporation also contain a “fair price provision”.  The fair price provision requires 66 2/3% or more shareholder approval for certain corporate actions, but in each instance dispenses with such supermajority requirement if: (i) the action is approved by our Board of Directors prior to the time the hostile party involved in the transaction becomes a major shareholder; (ii) the hostile party sought and obtained the unanimous prior approval of the Board of Directors to become a major shareholder and the transaction was approved by not less than 80% of the Board of Directors; (iii) the transaction was approved by not less than 90% of our Board of Directors or (iv) the transaction complied with specified minimum price and procedural requirements.

The fair price provision is designed to encourage any person who might seek to acquire control of Mission Community Bancorp to consult first with our Board of Directors and to negotiate the terms of any tender offer or proposed business combination.  The fair price provision is also intended to discourage takeover attempts by persons intending to acquire Mission Community Bancorp in two steps and to eliminate remaining shareholder interests by means of a business combination in which Mission Community Bancorp is a party involving less consideration per share than the acquiring person would propose to pay for its initial interest in Mission Community Bancorp. This provision would discourage takeover attempts which are not approved by the requisite number of our directors, but in which shareholders might receive for at least some of their shares, a substantial premium above the market price at the time a tender offer or other acquisition transaction is made.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

EXPERTS

The financial statements as of December 31, 2006 and December 31, 2005 and for the years then ended included in this prospectus and registration statement have been so included in reliance on the report of Vavrinek, Trine, Day & Co, LLP, an independent registered pubic accounting firm, as set forth in their report appearing herein and has been so included in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

Vavrinek, Trine, Day & Co., LLP has consented to the use of its name and statements with respect to it appearing in this prospectus.

LEGAL MATTERS

The legality of our common stock has been passed upon for us by King, Holmes, Paterno & Berliner, LLP, 1900 Avenue of the Stars, 25th Floor, Los Angeles, California 90067.  King, Holmes, Paterno & Berliner has consented to the references to their opinion in this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file reports and other information electronically with the Securities and Exchange Commission as required by Section 15(d) of the Exchange Act of 1934, as amended.  Such reports and other information can be inspected and copied at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, NE, Washington, D.C.  20549.  You may obtain copes of this material from the Securities and Exchange Commission at prescribed rates.  You may obtain information on the operations of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.  The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.  The address for this website is www.sec.gov.

We have filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the common stock offered in this prospectus.  As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement.  You may examine this information without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, NE, Washington, D.C.  20549.  You may obtain copes of this material from the Securities and Exchange Commission at prescribed rates.  Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibits to the registration statement, each such statement being qualified in all respects by such reference.

KING, HOLMES, PATERNO & BERLINER, LLP

1900 AVENUE OF THE STARS

SUITE 2500

LOS ANGELES, CALIFORNIA  90067

(310) 282-8989

June 13, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Re:                               Mission Community Bancorp— Form SB-2

Ladies and Gentlemen:

On behalf of Mission Community Bancorp, a California corporation (the “Company”), we enclose for filing pursuant to the Securities Act of 1933, as amended, a Registration Statement on Form SB-2, with exhibits, covering a best efforts secondary public offering of up to $10,750,000 in shares of the Company’s common stock.

Please direct any questions or comments you may have concerning the enclosed Registration Statement to the undersigned at (310) 282-8911 or Beletsky@khpblaw.com or to Keith T. Holmes, Esq. at (310) 282-8932 or Holmes@khpblaw.com

Sincerely,

/s/ Madge S. Beletsky

MADGE S. BELETSKY
of King, Holmes, Paterno & Berliner, LLP

Vavrinek, Trine, Day & Co., LLP Certified Public Accountants & Consultants	VALUE THE DIFFERENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
Mission Community Bancorp and Subsidiary

We have audited the accompanying consolidated balance sheets of Mission Community Bancorp and Subsidiary as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows of the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the public company accounting oversight board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mission Community Bancorp and Subsidiary as of December 31, 2006 and December 31, 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the consolidated financial statements, the Company adopted new accounting guidance which impacts the accounting for stock options.

Laguna Hills, California
March 5, 2007

25231 Paseo De Alicia, Suite 100    Laguna Hills, CA  92653    Tel: 949.768.0833    Fax: 949.768.8408    www.vtdcpa.com
FRESNO  •  LAGUNA HILLS  •  PALO ALTO  • PLEASANTON  •  RANCHO CUCAMONGA

MISSION COMMUNITY BANCORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

	2006	2005
ASSETS

Cash and Due from Banks	$3,044,952	$4,432,733
Federal Funds Sold	7,070,000	7,950,000
TOTAL CASH AND CASH EQUIVALENTS	10,114,952	12,382,733

Certificates of Deposit in Other Banks	550,000	550,000

Investment Securities Available for Sale	16,415,903	15,815,704

Loans held for sale	274,015	241,500

Loans:
Commercial	21,669,968	14,763,179
Agricultural	123,000	152,573
Construction	31,639,178	29,920,948
Real Estate	66,590,505	71,878,354
Consumer	2,502,159	2,518,701
TOTAL LOANS	122,524,810	119,233,755

Allowance for Loan Losses	(1,025,939)	(1,141,096)
NET LOANS	121,498,871	118,092,659

Federal Home Loan Bank Stock and Other Stock, at Cost	1,311,225	1,499,225
Premises and Equipment	3,723,808	3,331,475
Cash Surrender Value of Life Insurance	2,207,634	2,134,526
Accrued Interest and Other Assets	2,072,116	2,239,784
	$158,168,524	$156,287,606

The accompanying notes are an integral of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

	2006	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits:
Noninterest-Bearing Demand	$25,988,437	$27,969,486
Money Market, NOW and Savings	36,935,546	39,280,290
Time Deposits Under $100,000	23,702,313	25,154,995
Time Deposits $100,000 and Over	37,654,383	35,183,125
TOTAL DEPOSITS	124,280,679	127,587,896

Other Borrowings	17,400,000	13,400,000
Junior Subordinated Debt Securities	3,093,000	3,093,000
Accrued Interest and Other Liabilities	1,241,744	1,225,486
TOTAL LIABILITIES	146,015,423	145,306,382

Commitments and Contingencies - Notes D and M	—	—

Shareholders’ Equity:
Preferred Stock — Authorized 1,000,000 Shares:
Series A — $5 Stated Value; 100,000 Issued and Outstanding
Liquidation Value of $500,000	392,194	392,194
Series B — $10 Stated Value; 20,500 Issued and Outstanding
Liquidation Value of $205,000	191,606	191,606
Series C — $10 Stated Value; 50,000 Issued and Outstanding
Liquidation Value of $500,000	500,000	500,000
Common Stock — Authorized 1,000,000 Shares;
Issued and Outstanding: 673,399 in 2006 and 659,799 in 2005	6,858,648	6,655,784
Additional Paid-In Capital	60,798	—
Retained Earnings	4,208,742	3,434,081
Accumulated Other Comprehensive Income — Unrealized
Depreciation on Available-for-Sale Securities, net of tax	(58,887)	(192,441)
TOTAL SHAREHOLDERS’ EQUITY	12,153,101	10,981,224
	$158,168,524	$156,287,606

The accompanying notes are an integral of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2006 and 2005

	2006	2005
INTEREST INCOME
Interest and Fees on Loans	$10,385,886	$8,624,700
Interest on Investment Securities	685,466	624,902
Other Interest Income	283,109	185,640
TOTAL INTEREST INCOME	11,354,461	9,435,242
INTEREST EXPENSE
Interest on Money Market, NOW and Savings Deposits	1,020,225	872,986
Interest on Time Deposits	2,541,282	1,365,133
Other Interest Expense	879,596	640,765
TOTAL INTEREST EXPENSE	4,441,103	2,878,884
NET INTEREST INCOME	6,913,358	6,556,358
Provision for Loan Losses	—	75,000
NET INTEREST INCOME AFTER
PROVISION FOR LOAN LOSSES	6,913,358	6,481,358
NON-INTEREST INCOME
Service charges on deposit accounts	258,043	256,109
Gain on sale of loans	298,542	344,490
Loan servicing fees, net of amortization	(118,074)	15,627
Grants and awards	100,188	—
Other income and fees	95,826	188,121
TOTAL NON-INTEREST INCOME	634,525	804,347
NON-INTEREST EXPENSE
Salaries and employee benefits	3,410,679	3,137,693
Occupancy expenses	583,841	568,971
Furniture and equipment	303,568	254,272
Data processing	460,225	403,440
Professional fees	176,660	175,782
Marketing and business development	313,599	273,792
Office supplies and expenses	210,805	241,719
Insurance and regulatory assessments	153,000	93,352
Loan and lease expenses	80,002	102,348
Provision for unfunded commitments	—	5,000
Other expenses	447,108	457,961
TOTAL NON-INTEREST EXPENSE	6,139,487	5,714,330
INCOME BEFORE INCOME TAXES	1,408,396	1,571,375
Income Tax Expense	538,827	614,847
NET INCOME	$869,569	$956,528

Per Share Data (Notes A and N):
Net Income — Basic	$1.10	$1.25
Net Income — Diluted	$1.02	$1.14

The accompanying notes are an integral of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended December 31, 2006 and 2005

							Accumulated
				Additional			Other
	Preferred	Common Stock		Paid-In	Comprehensive	Retained	Comprehensive
	Stock	Shares	Amount	Capital	Income	Earnings	Income	Total

Balance at
January 1, 2005	$1,083,800	642,599	$6,387,326	$—		$2,570,697	$(14,507)	$10,027,316

Dividends paid						(93,144)		(93,144)
Exercise of stock options, and related tax benefit of $107,170		17,200	268,458					268,458

Comprehensive Income:
Net income					$956,528	956,528		956,528
Net unrealized loss on available-for-sale securities, net of taxes of $86,537					(124,530)		(124,530)	(124,530)
Net unrealized loss on securities reclassified from held-to-maturity, net of taxes of $37,111					(53,404)		(53,404)	(53,404)

Total Comprehensive Income					$778,594

Balance at
December 31, 2005	$1,083,800	659,799	$6,655,784	$—		$3,434,081	$(192,441)	$10,981,224

Dividends paid						(94,908)		(94,908)
Exercise of stock options, and related tax benefit of $68,062		13,600	202,864	(302)				202,562
Stock-based compensation				61,100				61,100

Comprehensive Income:
Net income					$869,569	869,569		869,569
Net unrealized gain on available-for-sale securities, net of taxes of $92,809					133,554		133,554	133,554

Total Comprehensive Income					$1,003,123

Balance at
December 31, 2006	$1,083,800	673,399	$6,858,648	$60,798		$4,208,742	$(58,887)	$12,153,101

MISSION COMMUNITY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006 and 2005

	2006	2005
OPERATING ACTIVITIES
Net income	$869,569	$956,528
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for deferred income taxes	102,418	(3,298)
Depreciation	325,146	279,753
Accretion of discount on securities and loans, net	(306,378)	(282,333)
Provision for credit losses	—	75,000
Provision for losses on unfunded loan commitments	—	5,000
Stock-based compensation	61,100	—
Loss on disposal of fixed assets	6,161	30,262
Gain on loan sales	(298,542)	(344,490)
Proceeds from loan sales	3,767,984	4,592,922
Loans originated for sale	(3,484,238)	(4,073,364)
Increase in cash surrender value of life insusance	(73,108)	(74,721)
Other, net	(201,395)	328,643
NET CASH PROVIDED BY OPERATING ACTIVITIES	768,717	1,489,902

INVESTING ACTIVITIES
Net change in Federal Home Loan Bank and other stock	228,600	(418,300)
Purchase of available-for-sale securities	(2,932,428)	(3,240,255)
Proceeds from maturities of available-for-sale securities	2,544,707	1,807,835
Proceeds from maturities of held-to-maturity securities	—	1,055,446
Net increase in loans	(2,954,174)	(15,949,680)
Proceeds from sale of fixed assets	14,400	3,295
Purchases of premises and equipment	(738,040)	(1,164,905)
NET CASH USED IN INVESTING ACTIVITIES	(3,836,935)	(17,906,564)

FINANCING ACTIVITIES
Net decrease in demand deposits and savings accounts	(4,325,793)	(316,486)
Net increase in time deposits	1,018,576	15,068,332
Net increase in other borrowings	4,000,000	900,000
Payment of dividends	(94,908)	(93,144)
Proceeds from exercise of stock options	202,562	268,458
NET CASH PROVIDED BY FINANCING ACTIVITIES	800,437	15,827,160

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,267,781)	(589,502)
Cash and cash equivalents at beginning of year	12,382,733	12,972,235
CASH AND CASH EQUIVALENTS AT END OF YEAR	$10,114,952	$12,382,733

Supplemental Disclosures of Cash Flow Information:
Interest paid	$4,226,061	$2,798,589
Taxes paid	415,000	510,090
Reclassification of securities from held-to-maturity to available-for-sale	—	7,891,643

The accompanying notes are an integral of these consolidated financial statements.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The financial statements include the accounts of Mission Community Bancorp (“Bancorp”) and its subsidiary, Mission Community Bank (“the Bank”), and the Bank’s subsidiary, Mission Community Development Corporation, collectively referred to herein as “the Company.”

Nature of Operations

The Bank has been organized as a single reporting segment and operates three branches in the Central Coast area of California (in the cities of San Luis Obispo, Paso Robles and Arroyo Grande).  On July 29, 2005 the Bank closed its branch office which was located in Nipomo, California.  The deposit and loan business of the Nipomo branch was transferred to the Arroyo Grande branch.  In conjunction with the branch consolidation, the Bank recognized $30 thousand in losses and write-downs on fixed assets sold or abandoned and $15 thousand of other expenses.  These costs are included in non-interest expenses in the Consolidated Statements of Income for 2005.  No additional costs are expected to be incurred in connection with this branch consolidation.

The Bank’s primary source of revenue is providing real estate, commercial (including Small Business Administration (“SBA”) guaranteed loans) and consumer loans to customers, who are predominately small and middle-market businesses and individuals.  The Company and the Bank are certified by the Department of Treasury as Community Development Financial Institution(s) (“CDFI”) with a commitment to focus on providing financial services to low- and moderate-income communities.

Mission Community Development Corporation

Mission Community Development Corporation (“MCDC”) is a community development corporation which provides financing for small businesses and projects in low- to moderate-income areas.  The Board of Directors of Mission Community Development Corporation consists of four members of the Board of Directors of the Company and three outside members who are actively involved in supporting community affairs and activities. Community development investment is limited to 5% of the Bank’s capital and up to 10% with prior approval by the Federal Reserve Board.  Operations of MCDC were not material for the years ended December 31, 2006 or 2005.

Mission Community Services Corporation

Mission Community Services Corporation (“MCSC”), an affiliate organization, was organized in 1998 and the corporation was established as a not-for-profit company with Section 501(c)(3) status.  This company’s primary focus is to provide technical support and training services to the underserved segments of the community including small businesses, minorities and low-income entrepreneurs.  The Board of Directors of Mission Community Services Corporation includes representatives from the Company, together with members representing the communities represented.  The accounts of MCSC are not included in the Company’s consolidated financial statements.  See Note L for additional information regarding MCSC.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, amounts due from other banks and federal funds sold.  Generally, federal funds are sold for one-day periods.

Cash and Due From Banks

Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank (“FRB”).  The Bank was in compliance with this requirement, which was $598,000 as of December 31, 2006.

The Company maintains amounts due from other banks which exceed federally insured limits.  The Company has not experienced any losses in such accounts.

Investment Securities

Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Investments not classified as trading securities nor as held-to-maturity securities are classified as available-for-sale securities and recorded at fair value.  Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of comprehensive income included in shareholders’ equity.  Premiums or discounts are amortized or accreted into income using the interest method.  Realized gains or losses on sales of securities are recorded using the specific identification method.

Other-than-temporary declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost result in write-downs of the individual securities to their fair value.  The related write-downs are included in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans are reported at the principal amount outstanding, net of any deferred loan origination fee income and deferred direct loan origination costs, and net of any unearned interest on discounted loans.  Deferred loan origination fee income and direct loan origination costs are amortized to interest income over the life of the loan using the interest method.  Interest on loans is accrued to income daily based upon the outstanding principal balances.

Loans for which the accrual of interest has been discontinued are designated as non-accrual loans.  Loans are classified as non-accrual when principal or interest is past due 90 days based on the contractual terms of the loan or when, in the opinion of management, there exists a reasonable doubt as to the full and timely collection of either principal or interest, unless the loan is well secured and in the process of collection.  Income on such loans is then only recognized to the extent that cash is received and where the future collection of principal is probable.  Accrual of interest is resumed only when principal and interest are brought fully current and when such loans are considered to be collectible as to both principal and interest.

For impairment recognized in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 114, “Accounting by Creditors for Impairment of a Loan,” as amended by SFAS No. 118, the entire change in the present value of expected cash flows is reported as either provision for credit losses in the same manner in which impairment initially was recognized, or as a reduction in the amount of provision for credit losses that otherwise would be reported.

Loans Held for Sale

Mortgage loans and SBA loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate.  Net unrealized losses are recognized through a valuation allowance by charges to income.  Gains or losses realized on the sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold, adjusted for any servicing asset or liability.  Gains and losses on sales of loans are included in non-interest income.

The Bank has adopted SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”  The Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities.  Under this Statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

To calculate the gain (loss) on sale of loans, the Bank’s investment in the loan is allocated among the retained portion of the loan, the servicing retained and the sold portion of the loan, based on the relative fair market value of each portion.  That portion of the excess servicing fees that represents contractually specified servicing fees (contractual servicing) is reflected as a servicing asset which is amortized over an estimated life using a method approximating the level yield method.  The gain (loss) on the sold portion of the loan is recognized at the time of sale based on the difference between the sale proceeds and the allocated investment.  As a result of the relative fair value allocation, the carrying value of the retained portion is discounted, with the discount accreted to interest income over the life of the loan.

Allowance for Loan Losses

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries).  Charge-offs are loans and leases deemed uncollectible, which are charged to the allowance.  Management performs, at least quarterly, an analysis of the allowance for loan losses to determine its adequacy.  In this analysis, all non-classified loans are segmented into components by loan type and internal risk rating.  Estimated loss factors are applied to each loan pool based on historical losses as well as management’s assessment of current factors that may impact these historical factors, such as changes in the local economy, changes in underwriting standards, changes in loans concentrations and trends in past due and non-performing loans.  Significant loans classified as less than acceptable by management, the Bank’s regulators or external credit review consultants are evaluated separately in the process.  In this evaluation, management reviews the borrower’s ability to repay as well as the estimated value of any underlying collateral.

Premises and Equipment

Land is carried at cost.  Premises and equipment are carried at cost less accumulated depreciation and amortization.  Depreciation is computed using the straight-line method over the estimated useful lives, which range from three to ten years for furniture and fixtures and forty years for buildings.  Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter.  Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Advertising Costs

The Bank expenses the costs of advertising in the period incurred.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled.  As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” requires the disclosure of comprehensive income and its components.  Changes in unrealized gain or loss on available-for-sale securities net of income taxes is the only component of accumulated other comprehensive income for the Company.

Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit.  Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Earnings Per Share (“EPS”)

EPS is computed under the provisions of Statement of Accounting Standards No. 128, Earnings per Share, (“SFAS 128”) and the Emerging Issues Task Force (“EITF”) Consensus on Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128.  EITF 03-6 requires that income per share for the Company’s common stock be calculated assuming 100% of the Company’s earnings are distributed as dividends to its common and preferred shareholders based on their respective dividend rights, even though the Company does not anticipate distributing 100% of its earnings as dividends.   Basic EPS is computed by dividing income available to common shareholders, using the method prescribed above under EITF 03-6, by the weighted-average number of common shares outstanding for the period.  Diluted EPS reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Stock-Based Compensation

During 2005 and 2006 the Company had one stock option plan (see Note I to the consolidated financial statements).  On January 1, 2006, the Company implemented Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment (“SFAS 123R”), which addresses accounting for equity-based compensation arrangements, including employee stock options.  SFAS 123R replaced SFAS 123 and superseded Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and the related guidance.  SFAS 123R generally requires entities to recognize the cost of employee services received in exchange for awards of stock options or other equity instruments based on the grant-date fair value of those awards.  This cost is recognized over the period which an employee is required to provide services in exchange for the award, generally the vesting period.

Change in Accounting Principle

The Company adopted SFAS 123R on January 1, 2006, using the “modified prospective method.”  Under this method, compensation expense is recognized using the fair-value method for all new stock option awards as well as any existing awards that are modified, repurchased or cancelled after January 1, 2006; prior periods are not restated.  Additionally, compensation expense for unvested options that were outstanding at December 31, 2005, is recognized over the requisite service period based on the fair value of those options as previously calculated under the pro forma disclosures of SFAS 123.  The fair value of each grant is estimated using the Black-Scholes option pricing model.  During 2006 the Company recognized pre-tax stock-based compensation expense of $61 thousand as a result of adopting SFAS 123R, which reduced net income by $59 thousand, basic EPS by $0.08 and diluted EPS by $0.07.

Prior to the adoption of SFAS 123R, the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related guidance.  Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock.  All of the Company’s stock option grants included exercise prices equal to the Company’s current market price per share.  Accordingly, no compensation expense was recognized for stock options for periods prior to 2006.

Had previously recognized compensation cost (prior to 2006) for the Company’s stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company’s net income and earnings per share would have changed to the pro forma amounts indicated below:

2005
Net Income:
As Reported	$956,528
Stock-based compensation recognized	—
Stock-based compensation that would have been reported using the fair value method of SFAS 123, net of tax	(60,012)
Pro Forma	$896,516

Basic Income Per Share:
As Reported	$1.25
Pro Forma	1.17
Diluted Income Per Share:
As Reported	1.14
Pro Forma	1.07

Recent Accounting Pronouncements

In March 2006 the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 156 (“SFAS 156”), Accounting for Servicing of Financial Assets—an Amendment of FASB Statement No. 140, which will permit the Bank, beginning in 2007, to choose between two different methods of measuring ongoing changes in the value of its SBA loan servicing asset: the amortization method or the fair value measurement method.  Currently, under SFAS 140, the Bank amortizes the SBA loan servicing asset over the period that servicing fees are expected to be received, and recognizes an impairment loss if the value of the servicing asset is determined to be impaired.  We plan to adopt the amortization method in 2007, so we expect that adopting SFAS 156 will not have a material effect on our 2007 financial statements.

In July 2006 the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in tax positions taken or expected to be taken on a tax return.  FIN 48 provides that the tax effects from an uncertain tax position can be recognized in our financial statements only if, based on its technical merits, the position is more likely than not to be sustained on audit.  The provisions of FIN 48 are effective for the 2007 calendar year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  Because we don’t believe the Company or the Bank have taken any material uncertain tax positions, we do not expect that FIN 48 will have a material effect on our 2007 financial statements.

Reclassifications

Certain reclassifications were made to prior years’ presentations to conform to the current year.  These reclassifications had no effect on net income or earnings per share.

NOTE B—INVESTMENT SECURITIES

Investment securities have been classified in the consolidated balance sheets according to management’s intent.  The amortized cost of securities and their approximate fair values at December 31 were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
Securities Available for Sale:
December 31, 2006:
U.S. Government agencies	$7,492,390	$5,297	$(127,932)	$7,369,755
Mortgage-backed securities	6,850,095	3,674	(111,923)	6,741,846
Municipal securities	1,940,944	9,328	(7,640)	1,942,632
Asset-backed securities	232,282	130,310	(922)	361,670
	$16,515,711	$148,609	$(248,417)	$16,415,903

December 31, 2005:
U.S. Government agencies	$6,997,448	$—	$(189,423)	$6,808,025
Mortgage-backed securities	8,828,346	7,565	(191,575)	8,644,336
Asset-backed securities	316,081	48,616	(1,354)	363,343
	$16,141,875	$56,181	$(382,352)	$15,815,704

During the first quarter of 2005, the Bank transferred one of its held-to-maturity securities to the available-for-sale category, due to management’s desire to sell the security in the event a suitable opportunity should arise.  This decision was based on a significant deterioration in the issuer’s creditworthiness that has occurred subsequent to its original classification as a held-to-maturity security.  During 2004, management established a loss reserve for this security after concluding it was “other than temporarily impaired.”  The security is in non-accrual status, with any interest payments received being credited to the reserve.  As of March 31, 2005, the date of transfer, the gross book value of the security was $391,000 and the reserve was $250,000, for a net book value of $141,000.  The fair value on March 31, 2005, was $163,000, resulting in an unrealized gain of $22,000 on the date of transfer.

Due to a change in investment strategy in the third quarter of 2005, all remaining securities in the held-to-maturity category were reclassified to available-for-sale on September 30, 2005.  This change in investment strategy was intended to improve the Bank’s financial flexibility.  The amortized cost (book value) of those securities was $7,841,000 on the date of transfer, and the fair value was $7,729,000 on that date.

The scheduled maturities of investment securities at December 31, 2006, were as follows.  Actual maturities may differ from contractual maturities because some investment securities may allow the right to call or prepay the obligation with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value

Within one year	$2,001,711	$1,984,452
Due in one year to five years	4,349,051	4,274,019
Due in five years to ten years	1,236,244	1,220,349
Due in greater than ten years	8,928,705	8,937,083
	$16,515,711	$16,415,903

Included in accumulated other comprehensive income at December 31, 2006 were net unrealized losses on investment securities available for sale of $99,808 less applicable income taxes of $40,921.  At December 31, 2005, accumulated other comprehensive income included net unrealized losses on available-for-sale securities of $326,171 less applicable income taxes of $133,730.  No securities were sold in 2006 or 2005.

Investment securities in a temporary unrealized loss position as of December 31, 2006 and 2005 are shown in the following table, based on the length of time they have been continuously in an unrealized loss position:

	Less than 12 Months		12 Months or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
December 31, 2006:
U.S. Government agencies	$—	$—	$6,370,690	$127,932	$6,370,690	$127,932
Mortgage-backed securities	154,675	50	6,156,761	111,873	6,311,436	111,923
Municipal securities	1,224,764	7,640	—	—	1,224,764	7,640
Asset-backed securities	—	—	144,257	922	144,257	922
	$1,379,439	$7,690	$12,671,708	$240,727	$14,051,147	$248,417

December 31, 2005:
U.S. Government agencies	$1,967,580	$31,298	$4,840,445	$158,125	$6,808,025	$189,423
Mortgage-backed securities	3,918,662	68,455	4,274,393	123,120	8,193,055	191,575
Asset-backed securities	198,763	1,354	—	—	198,763	1,354
	$6,085,005	$101,107	$9,114,838	$281,245	$15,199,843	$382,352

The unrealized losses on investments in U.S. Government agency and mortgage-backed securities which have been in an unrealized loss position for one year or longer as of December 31, 2006 (a total of 27 securities), were caused by market interest rate increases subsequent to the purchase of the securities.  The unrealized losses on all but one of these 27 securities have decreased from December 31, 2005 to December 31, 2006.  Because the Bank has the ability to hold all these investments until a recovery in fair value, which may be maturity, the unrealized losses on these investments are not considered to be other-than-temporarily impaired as of December 31, 2006.  Other than the one impaired asset-backed security footnoted above, none of the Bank’s securities has exhibited a decline in value as a result of changes in credit risk.

Investments securities carried at $10,598,000 and $10,140,000 as of December 31, 2006 and 2005, respectively, were pledged to secure public deposits as required by law.

NOTE C—LOANS

The Bank’s loan portfolio consists primarily of loans to borrowers within the Central Coast area of California.  Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank’s market area and, as a result, the Bank’s loan and collateral portfolios are concentrated in those industries and in that geographic area.  As of December 31, 2006, 70% of the loan portfolio was secured by commercial real estate (including construction and land development loans as well as loans secured by non-farm, non-residential and multi-family residential properties).  Under guidelines for commercial real estate (“CRE”) lending issued by the bank regulatory agencies in 2006, which generally excludes owner-occupied properties from the definition of commercial real estate, CRE loans represented 57% of the loan portfolio as of December 31, 2006.

Included in total loans are net deferred loan fees of $192,000 and $297,000 at December 31, 2006 and 2005, respectively.

The following is a summary of the investment in impaired loans as of December 31, including the related allowance for loan losses and cash-basis income recognized.  Also shown are loans on non-accrual and those that are past due and still accruing interest:

	2006	2005
Impaired Loans:
Impaired loans with a related allowance for loan losses	$136,000	$48,000
Impaired loans with no related allowance for loan losses	104,000	28,000
Total impaired loans	240,000	76,000
Related Allowance for Loan Losses	12,000	9,000
Average Recorded Investment in Impaired Loans	271,600	124,400
Interest Income Recognized for Cash Payments While Impaired	—	—
Total Loans on Non-accrual	240,000	76,000
Total Loans Past Due 90 Days or More and Still Accruing	1,929,000	—

Following is a summary of the changes in the allowance for possible loan losses for the years ended December 31:

	2006	2005
Balance at Beginning of Year	$1,141,096	$1,093,838
Additions to the Allowance Charged to Expense	—	75,000
Less Loans Charged Off	(121,374)	(30,402)
Plus Recoveries on Loans Previously Charged Off	6,217	2,660
Balance at End of Year	$1,025,939	$1,141,096

The Bank also originates SBA-guaranteed loans for sale to institutional investors.  At December 31, 2006 and 2005 the Bank was servicing $23,306,000 and $32,205,000, respectively, in loans previously sold or participated.  The Bank has recorded servicing assets related to these sold loans of approximately $283,000 and $574,000 at December 31, 2006 and 2005, respectively.  In calculating the gain on sale of SBA loans and the related servicing asset, the Bank used the following assumptions for sales recorded in 2006:

	Range	Weighted Average
Discount rate	10.25% to 12.25%	11.14%
Estimated life	17 to 105 months	57 months

Management performs an analysis each quarter to reassess these assumptions, which are significant determinants on the value ascribed to the servicing asset.  Following is a summary of the changes in the balances of the SBA loan servicing asset for 2006 and 2005:

	2006	2005
Balance at Beginning of Year	$574,302	$750,234
Additions to the Asset	78,046	130,434
Less amortization	(369,652)	(306,366)
Balance at End of Year	$282,696	$574,302

The estimated fair value of the servicing assets approximated the carrying amount at December 31, 2006 and 2005.  These assets are included in accrued interest and other assets in the consolidated balance sheets.  Amortization of these assets is netted against loan servicing fees in the consolidated statements of income.

NOTE D—PREMISES AND EQUIPMENT

A summary of premises and equipment as of December 31 follows:

	2006	2005
Land	$2,171,007	$1,678,180
Buildings	763,418	722,333
Leasehold improvements	338,359	344,245
Furniture, fixtures, and equipment	2,197,931	2,021,678
	5,470,715	4,766,436
Accumulated depreciation and amortization	(1,746,907)	(1,434,961)
Net premises and equipment	$3,723,808	$3,331,475

The Bank has entered into operating leases for its branches and operating facilities, which expire at various dates through 2011.  These leases include provisions for periodic rent increases as well as payment by the lessee of certain operating expenses.  Rental expense relating to these leases was $278,000 in 2006 and $282,000 in 2005.

At December 31, 2006, the approximate future minimum annual payments under these leases for the next five years are as follows:

2007	$335,524
2008	312,220
2009	238,867
2010	202,172
2011	123,106
Later years	3,843,000
$5,054,889

The minimum rental payments shown above are given for the existing lease obligations and do not reflect any increases in rent unless the increases are scheduled and currently determinable.  It does not represent a forecast of future rental expenses.  Included in the above table are obligations under a 50-year land lease for property in San Luis Obispo, California, upon which the Bank intends to build a full-service branch and administrative office.  Currently the lease provides for rentals of $7,000 per month, but this rate could be reduced in the future under certain conditions.  The terms of the lease give the Bank early termination rights through September 30, 2007.

NOTE E—DEPOSITS

At December 31, 2006, the scheduled maturities of time deposits are as follows:

Due in one year	$59,838,142
Due in one to five years	1,518,554
$61,356,696

Ten deposit customers comprised $26.6 million, or 21.4%, of the Bank’s total deposits as of December 31, 2006.

NOTE F—OTHER BORROWINGS

Other borrowings at December 31, 2006 are comprised of the following advances from the Federal Home Loan Bank of San Francisco:

Maturity Date	Interest Rate	Amount
1/4/2007	5.38%	$2,500,000
1/29/2007	5.38%	3,000,000
3/21/2007	5.38%	3,000,000
8/13/2007	4.37%	2,000,000
3/31/2008	4.34%	1,400,000
3/30/2009	3.19%	2,000,000
5/13/2009	4.48%	500,000
11/19/2013	4.82%	1,000,000
12/11/2013	4.98%	1,000,000
12/16/2013	4.88%	1,000,000
		$17,400,000

These advances are secured by loans of approximately $72 million.  As of December 31, 2006, the Bank had a borrowing capacity of approximately $17.4 million with the Federal Home Loan Bank of San Francisco in addition to the borrowings listed above.

The Bank also has unsecured borrowing lines with correspondent banks totaling $6.5 million.  As of December 31, 2006, there were no balances outstanding on these lines.

NOTE G—JUNIOR SUBORDINATED DEBT SECURITIES

On October 14, 2003, the Company issued $3,093,000 of junior subordinated debt securities (the “debt securities”) to Mission Community Capital Trust, a statutory trust created under the laws of the State of Delaware.  These debt securities are subordinated to effectively all borrowings of the Company and are due and payable on October 7, 2033.  Interest is payable quarterly on these debt securities at LIBOR plus 2.95% for an effective rate of 8.32% as of December 31, 2006.  The debt securities can be redeemed for 105% of the principal balance through October 7, 2008 and at par thereafter.  They can also be redeemed at par if certain events occur that impact the tax treatment or the capital treatment of the issuance.

The Company also purchased a 3% minority interest in Mission Community Capital Trust. The balance of the equity of Mission Community Capital Trust is comprised of mandatorily redeemable preferred securities.  Under FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,” Mission Community Capital Trust is not consolidated into the Company’s financial statements.  Prior to the issuance of FIN 46, bank holding companies typically consolidated these entities.  The Federal Reserve Board has ruled that subordinated notes payable to unconsolidated special purpose entities (“SPE’s”) such as Mission Community Capital Trust, net of the bank holding company’s investment in the SPE, qualify as Tier 1 Capital, subject to certain limits.

NOTE H—INCOME TAXES

The income tax expense for the years ended December 31, 2006 and 2005 is comprised of the following:

	2006	2005
Current Taxes:
Federal	$311,061	$475,707
State	125,348	142,438
	436,409	618,145
Deferred	102,418	(3,298)
	$538,827	$614,847

A comparison of the federal statutory income tax rates to the Company’s effective income tax follows:

	2006		2005
	Amount	Rate	Amount	Rate
Federal tax rate	$478,855	34.0%	$534,268	34.0%
California franchise taxes, net of federal tax benefit	96,190	6.8%	107,430	6.8%
Interest on municipal securities and loans	(32,669)	(2.3)%	(1,619)	(0.1)%
Increase in cash surrender value of bank-owned life insurance	(24,857)	(1.7)%	(25,405)	(1.6)%
Other items—net	21,308	1.5%	173	—
	$538,827	38.3%	$614,847	39.1%

Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition.  The Company’s principal timing differences are from the cash basis of tax reporting and the allowance for loan and lease losses.

NOTE H—INCOME TAXES—Continued

The following is a summary of the components of the net deferred tax asset accounts recognized in the accompanying consolidated balance sheets:

	2006	2005
Deferred Tax Assets:
Allowance for Loan Losses Due to Tax Limitations	$410,505	$432,375
Unrealized Loss on Available-for-Sale Securities	40,921	133,730
Other	219,559	216,372
	670,985	782,477
Deferred Tax Liabilities:
Deferred loan costs	(145,150)	(141,296)
Depreciation Differences	(106,896)	(96,043)
Other	(95,634)	(26,606)
	(347,680)	(263,945)
Net Deferred Tax Assets	$323,305	$518,532

NOTE I—STOCK OPTION PLAN

During 1998, the Board of Directors adopted a stock option plan, which was approved by the shareholders, under which 180,000 shares of the Company’s common stock may be issued.  Options are granted at a price not less than 100% of the fair value of the stock on the date of grant, generally for a term of ten years, with vesting occurring ratably over five years.  The stock option plan provides for acceleration of vesting of all options upon change in control of the Bank.  The Bank recognized in 2006 stock-based compensation of $61 thousand and income tax benefits related to that stock-based compensation of $2 thousand.

No options were granted in 2006.  The fair value of the options granted in 2005 were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:  risk-free rate of 4.41%, expected lives of six years, no dividend payments and 35.4% stock price volatility.  The volatility assumption was based on actual weekly stock price volatility for the Company from May 2001 to the date of grant.  The risk-free rate of return reflects the average of the grant date yield for 5-year and 7-year U.S. Treasury securities.  The expected life of six years represents the estimated average period of time the options will remain outstanding.

NOTE I—STOCK OPTION PLAN—Continued

A summary of the status of the Company’s fixed stock option plan as of December 31, 2006 and changes during the year is presented below:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
Outstanding at Beginning of Year	143,233	$12.20
Granted	—	—
Exercised	(13,600)	9.89
Forfeited	(3,500)	21.44
Outstanding at End of Year	126,133	$12.19	3.1 Years	$1,358,443

Options Exercisable at Year-End	108,033	$10.29	2.3 Years	$1,330,443

The total intrinsic value of options exercised during the years ended December 31, 2006 and 2005 were $212,000 and $284,000, respectively.

As of December 31, 2006, the Company has unvested options outstanding with unrecognized compensation expense totaling $132 thousand, which is scheduled to be recognized as follows (in thousands):

2007	$48
2008	42
2009	42
Total unrecognized compensation cost	$132

NOTE J—DEFINED CONTRIBUTION PLAN

The Company has adopted a defined contribution plan, the Mission Community Bank 401k Profit Sharing Plan (“the 401k Plan”), covering substantially all employees fulfilling minimum age and service requirements.  Matching and discretionary employer contributions to the 401k Plan are determined annually by the Board of Directors.  The expense for the 401k Plan was approximately $116,000 in 2006 and $124,000 in 2005.

NOTE K—PREFERRED STOCK

Series A — the Series A Preferred Stock has a $5.00 stated value and is non-voting, convertible and redeemable.  Each share is convertible into one-half share of voting common stock of the Company.  Series A shares are not entitled to any fixed rate of return, but do participate on the same basis (as if converted on a two-for-one exchange) in any dividends declared on the Company’s common stock.  Series A shares may be redeemed upon request of the holder at their stated value if the Bank is found to be in default under any Community Development Financial Institutions Program Assistance Agreement for Equity Investments in Regulated Institutions, or any successor agreement.  In the event of liquidation, the holders of Series A shares will be entitled to a liquidation preference of $5.00 per share before the holders of common stock receive any distributions and after the holders of common stock receive distributions of $10.00 per share, all distributions will be on the same basis (as if converted on a one-for-two exchange).  These shares were issued for $392,194 (net of issuance costs of $107,806) pursuant to an award from the Community Development Financial Institutions Fund of the Department of the Treasury.

Series B — the Series B Preferred Stock has a $10.00 stated value and is non-voting, non-convertible and non-redeemable.  Series B shares are not entitled to any fixed rate of return but do participate on the same basis in any dividends declared on the Company’s common stock. In the event of liquidation, the holders of Series B shares will be entitled to a liquidation preference of $10.00 per share before the holders of common stock receive any distributions.  Additionally, in the event of a specified “change in control event” (including certain mergers or sales of assets), holders of the Series B Preferred Stock shall be entitled to receive payment on the same basis as the holders of the common stock of the Company.  These shares were issued for $191,606 (net of issuance costs of $13,394) pursuant to an investment from the National Community Investment Fund (“NCIF”).  In connection with this investment, NCIF also purchased 29,500 shares of the Company’s common stock for $10.00 per share.  As part of the investment agreement, the Company by covenant agreed that so long as NCIF or any successor owns and holds any of the Shares to remain a CDFI and to meet certain reporting requirements.

Series C — the Series C Preferred Stock has $10.00 stated value and is non-voting, convertible and redeemable.  Each share is convertible into one share of voting common stock of the Company.  Series C shares are not entitled to any fixed rate of return, but do participate on the same basis (as if converted on a one-to-one exchange) in any dividends declared on the Company’s common stock.  Series C shares may be redeemed upon request of the holder at their stated value if the Bank is found to be in default under any Community Development Financial Institutions Program Assistance Agreement for Equity Investments in Regulated Institutions, or any successor agreement.  In the event of liquidation, the holders of Series C shares will be entitled to a liquidation preference of $10.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) before the holders of common stock receive any distributions.  These shares were issued for $500,000 pursuant to an award from the Community Development Financial Institutions Fund of the Department of the Treasury.

NOTE L—RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has granted loans to certain directors and the companies with which they are associated.  In the Bank’s opinion, all loans and loan commitments to such parties are made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons.

The following is a summary of the activity in these loans:

	2006	2005

Balance at the beginning of the year	$3,348,855	$3,417,952
New loans and advances	169,142	1,581,015
Repayments	(787,015)	(658,847)
Reclassifications (persons no longer considered related parties)	—	(991,265)
Balance at the end of the year	$2,730,982	$3,348,855

Deposits from related parties held by the Bank totaled approximately $3,790,000 at December 31, 2006, and $2,809,000 at December 31, 2005.

During 2003, Bancorp pledged a $250,000 certificate of deposit in an unaffiliated bank as collateral for borrowings of MCSC.  As of December 31, 2005, MCSC had drawn $75,000 on its line of credit with the unaffiliated bank, and Bancorp recognized a $75,000 contribution to MCSC related to its potential liability for this borrowing.  The line of credit was not in use as of December 31, 2006 and, accordingly, no potential liability for the line of credit was recognized as of December 31, 2006.  During 2006 Bancorp made cash contributions to MCSC totaling $163,987.  Of that amount, $88,987 was recognized as expense and the remaining $75,000 was applied against the $75,000 accrued liability that was established in 2005.

NOTE M—COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank enters into financial commitments to meet the financing needs of its customers.  These financial commitments include commitments to extend credit and standby letters of credit.  Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the statement of financial position.

The Bank’s exposure to credit loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments.  The Bank uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

As of December 31, the Bank had the following outstanding financial commitments whose contractual amount represents credit risk:

	2006	2005

Commitments to Extend Credit	$35,375,000	$37,379,000
Standby Letters of Credit	213,000	203,000
	$35,588,000	$37,582,000

NOTE M—COMMITMENTS AND CONTINGENCIES - continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Standby letters of credit are conditional commitments to guarantee the performance of a Bank customer to a third party.  Since many of the commitments and standby letters of credit are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements.  The Bank evaluates each customer’s creditworthiness on a case-by-case basis.  The amount of collateral obtained if deemed necessary by the Bank is based on management’s credit evaluation of the customer.

The Bank has established an allowance for possible losses on unfunded loan commitments in the amount of $55,000, which is included in other liabilities in the consolidated statements of condition.  To date, no losses have been charged against this allowance.

In the ordinary course of business, various claims and lawsuits are brought by and against the Company and the Bank.  In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the consolidated financial condition or results of operations of the Company.

NOTE N—EARNINGS PER SHARE

The following is a reconciliation of net income and shares outstanding to the income and number of shares used in the computation of earnings per share:

	2006	2005

Average common shares outstanding during the year (used for basic EPS)	667,810	646,617
Dilutive effect of outstanding stock options	52,891	61,459
Average common shares used for diluted EPS	720,701	708,076

Net income	$869,569	$956,528
Less income allocated to preferred stock	(132,874)	(150,082)
Income allocated to common stock	$736,695	$806,446

Basic earnings per common share	$1.10	$1.25
Diluted earnings per common share	1.02	1.14

NOTE O—REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal bank regulatory agencies.  Failure to meet minimum capital requirements can initiate certain mandatory, and possibly discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the Federal Reserve Board categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events since that notification that management believes have changed the Bank’s category.  To be categorized as well-capitalized, the Bank must maintain minimum ratios as set forth in the table below.  The following table also sets forth the Bank’s actual capital amounts and ratios (dollar amounts in thousands):

			Amount of Capital Required
			To Be		To Be Adequately
	Actual		Well-Capitalized		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:
Total Capital (to Risk-Weighted Assets)	$15,390	11.35%	$13,564	10.0%	$10,851	8.0%
Tier 1 Capital (to Risk-Weighted Assets)	$14,309	10.55%	$8,139	6.0%	$5,426	4.0%
Tier 1 Capital (to Average Assets)	$14,309	9.34%	$7,657	5.0%	$6,126	4.0%

As of December 31, 2005:
Total Capital (to Risk-Weighted Assets)	$14,599	10.69%	$13,651	10.0%	$10,920	8.0%
Tier 1 Capital (to Risk-Weighted Assets)	$13,403	9.82%	$8,190	6.0%	$5,460	4.0%
Tier 1 Capital (to Average Assets)	$13,403	9.23%	$7,263	5.0%	$5,810	4.0%

The Company is not subject to similar regulatory capital requirements because its consolidated assets do not exceed $500 million, the minimum asset size criteria for bank holding companies subject to those requirements.

Banking regulations limit the amount of cash dividends that may be paid without prior approval of the Bank’s primary regulatory agency.  Cash dividends are limited by the California Financial Code to the lesser of the Bank’s retained earnings or its net income for the last three fiscal years, net of the amount of any dividends or other capital distributions made during those periods.  As of December 31, 2006, $3,643,000 was available for cash dividend distributions from the Bank to Bancorp without prior regulatory approval.  However, dividend distributions from the Bank in excess of $1,739,000 would change the Bank’s prompt corrective action status from well-capitalized to adequately-capitalized.

NOTE P—GRANTS AND AWARDS

During 2005 the Company received a $135,000 technical assistance grant from the Community Development Financial Institutions Fund.  As of December 31, 2005, this grant was reflected in other liabilities in the consolidated balance sheet because the related eligible expenses had not been incurred as of that date.    During 2006 the Bank incurred approximately $100,000 of qualifying expenses under the grant.  Accordingly, the Bank recognized $100,000 of this grant as non-interest income in 2006.  The remainder of the grant will be recognized in 2007 or future years, to the extent that eligible expenditures are incurred in accordance with the terms of the grant.

Although the Bank is a certified CDFI bank and expects to continue to apply for various grants and awards, there can be no assurance that it will receive similar future grants or awards.

NOTE Q—MISSION COMMUNITY BANCORP (Parent Company Only)

On December 15, 2000, Mission Community Bancorp acquired Mission Community Bank by issuing 600,566 shares of common stock in exchange for all outstanding shares of the Bank’s common stock.  There was no cash involved in this transaction.

Following are the separate financial statements for Mission Community Bancorp (parent company only):

Mission Community Bancorp (Parent Company Only)

CONDENSED BALANCE SHEETS

	2006	2005
ASSETS
Cash	$383,135	$396,217
Deposits in other banks	250,000	250,000
Investment in subsidiary bank	14,270,445	13,256,705
Loans receivable	—	—
Other assets	545,262	437,887
TOTAL ASSETS	$15,448,842	$14,340,809
LIABILITIES AND SHAREHOLDERS’ EQUITY
Junior subordinated debentures	$3,093,000	$3,093,000
Due to Mission Community Bank	113,685	—
Other liabilities	89,056	266,585
TOTAL LIABILITIES	3,295,741	3,359,585
TOTAL SHAREHOLDERS’ EQUITY	12,153,101	10,981,224
	$15,448,842	$14,340,809

NOTE Q—MISSION COMMUNITY BANCORP (Parent Company Only)—Continued

CONDENSED STATEMENTS OF INCOME

	2006	2005
Interest income	$10,019	$6,389
Interest expense	270,942	216,115
Net interest (expense)	(260,923)	(209,726)
Dividends received from subsidiary	300,283	90,085
Less contributions to Mission Community Services Corp.	88,987	75,000
Less other expenses	73,480	57,424
Loss before taxes	(123,107)	(252,065)
Income taxes expense (benefit)	(173,590)	(140,282)
Loss before equity in undistributed income of subsidiary	50,483	(111,783)
Equity in undistributed income of subsidiary	819,086	1,068,311
Net income	$869,569	$956,528

CONDENSED STATEMENTS CASH FLOWS

	2006	2005
Operating activities:
Net income	$869,569	$956,528
Adjustments to reconcile net income to net cash used by operating activities:
Income of subsidiary	(1,119,369)	(1,158,396)
Amortization expense	17,232	17,232
Other, net	(188,451)	129,975
Net cash used by operating activities	(421,019)	(54,661)
Investing activities:
Loans repaid	—	150,000
Dividends received from subsidiary	300,283	90,085
Net cash provided by investing activities	300,283	240,085
Financing activities:
Proceeds from issuance of common stock	202,562	268,458
Cash dividends paid	(94,908)	(93,144)
Net cash provided by financing activities	107,654	175,314
Net increase (decrease) in cash	(13,082)	360,738
Cash at beginning of year	396,217	35,479
Cash at end of year	$383,135	$396,217

NOTE R—FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.  Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument.  These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument.  Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.  These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.  Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets

The carrying amounts of cash and short-term investments are considered to approximate fair value.  Short-term investments include federal funds sold and interest bearing deposits with Banks.  The fair values of investment securities, including available-for-sale, are generally based on quoted market prices.  The fair value of loans are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments, where available.

Financial Liabilities

The carrying amounts of deposit liabilities payable on demand and short-term borrowed funds are considered to approximate fair value.  For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities.  The fair value of long-term debt is based on rates currently available to the Bank for debt with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements.  The fair value of these financial instruments is not material.

NOTE R—FAIR VALUE OF FINANCIAL INSTRUMENTS—Continued

The estimated fair value of financial instruments is summarized as follows:

	December 31,
	2006		2005
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial Assets:
Cash and due from banks	$3,045,000	$3,045,000	$4,433,000	$4,433,000
Federal funds sold	7,070,000	7,070,000	7,950,000	7,950,000
Interest-bearing deposits in other banks	550,000	550,000	550,000	550,000
Investment securities	16,416,000	16,416,000	15,816,000	15,816,000
Loans, net	121,773,000	121,837,000	118,334,000	118,205,000
Federal Home Loan Bank and other stocks	1,311,000	1,311,000	1,499,000	1,499,000
Accrued interest receivable	841,000	841,000	622,000	622,000

Financial Liabilities:
Deposits	124,281,000	124,224,000	127,588,000	127,569,000
Other borrowings	17,400,000	17,175,000	13,400,000	13,166,000
Junior subordinated debt securities	3,093,000	3,537,000	3,093,000	3,727,000
Accrued interest and other liabilities	1,242,000	1,242,000	1,225,000	1,225,000

CONDENSED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Mission Community Bancorp and Subsidiary

Condensed Consolidated Balance Sheets

Unaudited (dollars in thousands)

	March 31, 2007	December 31, 2006	March 31, 2006
Assets
Cash and due from banks	$2,145	$3,045	$4,171
Federal funds sold	215	7,070	3,110
Total cash and cash equivalents	2,360	10,115	7,281
Interest-bearing deposits in other banks	550	550	550
Investment securities:
Investment securities available for sale	16,110	16,416	15,992
Investment securities held to maturity	—	—	—
Total investment securities	16,110	16,416	15,992

Loans held for sale	728	274	632

Loans, net of unearned income	126,608	122,525	113,543
Less allowance for loan losses	(1,027)	(1,026)	(1,216)
Net loans	125,581	121,499	112,327

Federal Home Loan Bank stock and other stock, at cost	1,371	1,311	1,247
Premises and equipment	3,686	3,724	3,319
Cash surrender value of life insurance	2,226	2,208	2,153
Accrued interest and other assets	1,879	2,072	2,666
Total Assets	$154,491	$158,169	$146,167

Liabilities and Shareholders’ Equity
Deposits:
Noninterest-bearing demand	$22,817	$25,988	$27,426
Money market, NOW and savings	36,682	36,936	36,321
Time certificates of deposit	61,514	61,357	53,342
Total deposits	121,013	124,281	117,089
Other borrowings	16,900	17,400	13,400
Junior subordinated debt securities	3,093	3,093	3,093
Accrued interest and other liabilities	1,157	1,241	1,343
Total liabilities	142,163	146,015	134,925
Shareholders’ Equity:
Preferred stock - Series A (100,000 shares issued and outstanding)	392	392	392
Preferred stock - Series B (20,500 shares issued and outstanding)	192	192	192
Preferred stock - Series C (50,000 shares issued and outstanding)	500	500	500
Common stock - 1,000,000 shares authorized; Issued and outstanding: 673,399 at March 31, 2007, 673,399 at December 31, 2006, and 665,999 at March 31, 2006	6,859	6,859	6,741
Additional paid-in capital	73	61	15
Retained earnings	4,337	4,209	3,637
Accumulated other comprehensive income - unrealized appreciation(depreciation) on available-for-sale securities, net of tax	(25)	(59)	(235)
Total shareholders’ equity	12,328	12,154	11,242
Total Liabilities and Shareholders’ Equity	$154,491	$158,169	$146,167

The accompanying notes are an integral part of these consolidated financial statements.

Mission Community Bancorp and Subsidiary

Condensed Consolidated Statements of Income

Unaudited (in thousands, except per share data)

	For the Three Months Ended
	March 31, 2007	March 31, 2006
Interest Income
Interest and fees on loans	$2,643	$2,527
Interest on investment securities	171	163
Other interest income	37	68
Total interest income	2,851	2,758
Interest Expense
Interest on money market, NOW and savings deposits	244	258
Interest on time certificates of deposit	718	579
Other interest expense	254	200
Total interest expense	1,216	1,037
Net interest income	1,635	1,721
Provision for loan losses	—	75
Net interest income after provision for loan losses	1,635	1,646
Non-interest income
Service charges on deposit accounts	56	55
Gain on sale of loans	59	109
Loan servicing fees, net of amortization	21	(12)
Grants and awards	13	—
Other income and fees	21	28
Total non-interest income	170	180
Non-interest expense
Salaries and employee benefits	877	846
Occupancy expenses	148	127
Furniture and equipment	112	73
Data processing	113	108
Professional fees	56	44
Marketing and business development	76	67
Office supplies and expenses	55	56
Insurance and regulatory assessments	52	55
Loan and lease expenses	23	24
Provision for unfunded commitments	—	—
Other expenses	113	92
Total non-interest expense	1,625	1,492
Income before income taxes	180	334
Income tax expense	52	131
Net Income	$128	$203
Net income applicable to common stock	$109	$172

Per Common Share Data:
Net Income - Basic	$0.16	$0.26
Net Income - Diluted	$0.15	$0.24

Average common shares outstanding - basic	673,399	663,479
Average common shares outstanding - diluted	719,072	719,606

The accompanying notes are an integral part of these consolidated financial statements.

Mission Community Bancorp and Subsidiary

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited - dollars in thousands)

							Accumulated
				Additional			Other
	Preferred	Common Stock		Paid-In	Comprehensive	Retained	Comprehensive
	Stock	Shares	Amount	Capital	Income	Earnings	Income(Loss)	Total

Balance at January 1, 2006	$1,084	659,799	$6,656	$—		$3,434	$(193)	$10,981

Exercise of stock options and related tax benefit of $24		6,200	85					85

Stock-based compensation				15				15

Comprehensive income:
Net income					$203	203		203
Net unrealized loss on available-for-sale securities, net of taxes of $30	—	—	—	—	(42)	—	(42)	(42)
Total comprehensive income					$161

Balance at March 31, 2006	$1,084	665,999	$6,741	$15		$3,637	$(235)	$11,242

Balance at January 1, 2007	$1,084	673,399	$6,859	$61		$4,209	$(59)	$12,154

Stock-based compensation				12				12

Comprehensive income:
Net income					$128	128		128
Net unrealized gain on available-for-sale securities, net of taxes of $24	—	—	—	—	34	—	34	34
Total comprehensive income					$162

Balance at March 31, 2007	$1,084	673,399	$6,859	$73		$4,337	$(25)	$12,328

The accompanying notes are an integral part of these consolidated financial statements.

Mission Community Bancorp and Subsidiary

Condensed Consolidated Statements of Cash Flows

(Unaudited - dollars in thousands)

	For the Three Months Ended
	March 31, 2007	March 31, 2006
Operating Activities
Net income	$128	$203
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	89	76
Accretion of discount on securities and loans, net	(29)	(70)
Provision for credit losses	—	75
Stock-based compensation	12	15
Gain on loan sales	(59)	(109)
Increase in cash surrender value of life insurance	(19)	(19)
Other, net	71	(289)
Proceeds from loan sales	285	410
Loans originated for sale	(1,125)	(763)
Net cash used in operating activities	(647)	(471)
Investing Activities
Net change in Federal Home Loan Bank and other stock	(48)	262
Purchase of available-for-sale securities	—	(877)
Proceeds from maturities, calls and paydowns of available-for-sale securities	363	623
Net decrease (increase) in loans	(3,605)	5,838
Purchases of premises and equipment	(51)	(63)
Net cash provided by (used in) investing activities	(3,341)	5,783
Financing Activities
Net increase (decrease) in demand deposits and savings accounts	(3,425)	(3,503)
Net increase (decrease) in time deposits	158	(6,996)
Net increase in other borrowings	(500)	—
Proceeds from exercise of stock options	—	85
Net cash used in financing activities	(3,767)	(10,414)
Net decrease in cash and cash equivalents	(7,755)	(5,102)
Cash and cash equivalents at beginning of year	10,115	12,383
Cash and cash equivalents at end of period	$2,360	$7,281

Supplemental disclosures of cash flow information:
Interest paid	$1,273	$963
Taxes paid	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements

Note 1 – Basis of Presentation and Management Representations

The unaudited consolidated financial statements include accounts of Mission Community Bancorp (“the Company”) and its subsidiary, Mission Community Bank (“the Bank”) and the Bank’s subsidiary, Mission Community Development Corporation.  All material inter-company balances and transactions have been eliminated.

These financial statements have been prepared in accordance with the Securities and Exchange Commission’s rules and regulations for quarterly reporting and, therefore, do not necessarily include all information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles.  These financial statements should be read in conjunction with the Company’s Form 10-KSB for the year ended December 31, 2006, which was filed on March 27, 2007.

Operating results for interim periods are not necessarily indicative of operating results for an entire fiscal year.  In the opinion of management, the unaudited financial statements for the three- month periods ended March 31, 2007 and 2006 reflect all adjustments, consisting only of normal recurring accruals and provisions, necessary for a fair presentation of the Company’s financial position and results of operations.  Certain 2006 amounts have been reclassified to conform to the 2007 presentation.

Note 2 – Stock Based Compensation

The Company has one stock option plan, which is more fully described in Note I to the consolidated financial statements in the Company’s Annual Report on Form 10-KSB.  On January 1, 2006, the Company implemented Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment (“SFAS 123R”), which addresses accounting for equity-based compensation arrangements, including employee stock options.  SFAS 123R replaced SFAS 123 and superseded Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and the related guidance.

The Company adopted the “modified prospective method,” where stock-based compensation expense is recorded beginning on the adoption date and prior periods are not restated.  Under this method, compensation expense is recognized using the fair value based method for all new awards granted after January 1, 2006.  Additionally, compensation expense for unvested options that were outstanding at December 31, 2005, is recognized over the requisite service period based on the fair value of those options as previously calculated under the pro forma disclosures of SFAS 123.  During the three-month periods ended March 31, 2007 and 2006, the Bank recognized pre-tax stock-based compensation expense of $12 thousand and $15 thousand, respectively, as a result of adopting SFAS 123R.  As of March 31, 2007, the Company has unvested options outstanding with unrecognized compensation expense totaling $120 thousand, which is scheduled to be recognized as follows (in thousands):

April 1 through December 31, 2007	$36
2008	42
2009	42
Total unrecognized compensation cost	$120

Note 3 — Operating Segments

The Company has only one reportable operating segment—commercial banking.  The commercial banking segment provides traditional banking services such as checking and savings accounts, time certificates of deposit and loans.

Note 4 — Recent Accounting Pronouncements

In March 2006 the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 156 (“SFAS 156”), Accounting for Servicing of Financial Assets—an Amendment of FASB Statement No. 140, which permits the Bank, beginning in 2007, to choose between two different methods of measuring ongoing changes in the value of its SBA loan servicing asset: the amortization method or the fair value measurement method.  Under SFAS 140, prior to SFAS 156, the Bank amortized the SBA loan servicing asset over the period that servicing fees are expected to be received, and recognized an impairment loss if the value of the servicing asset was determined to be impaired.  The Bank elected in 2007 to continue to use the amortization method to measure ongoing changes in the value of its SBA loan servicing asset.  Accordingly, this results in no change in our accounting for this asset.

In July 2006 the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in tax positions taken or expected to be taken on a tax return.  FIN 48 provides that the tax effects from an uncertain tax position can be recognized in our financial statements only if, based on its technical merits, the position is more likely than not to be sustained on audit. The provisions of FIN 48 were effective beginning with the 2007 calendar year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  Management believes that all tax positions taken to date meet the “more likely than not” standard and, therefore, no accounting adjustment has been made to our financial statements as a result of adopting FIN 48 in 2007.

COMMON STOCK

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PROSPECTUS

August 13, 2007